Form 10-K, Exhibit 13
period 1996-01-28
WILLIAMS SONOMA INC
filed 1996-04-26
CIK 719955

                                   EXHIBIT 13

                       1995 ANNUAL REPORT TO SHAREHOLDERS

         This is available as a separate document. It is included as Exhibit 13 only in the electronic filing format.

                 EXHIBIT 13: 1995 ANNUAL REPORT TO SHAREHOLDERS

                                                                      EXHIBIT 13

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                                CORPORATE PROFILE


WILLIAMS-SONOMA, INC. operates high-quality, service-oriented retail concepts focused on the home: Williams-Sonoma professional-style cooking and related products, Pottery Barn casual home decor, Hold Everything organizational solutions, Gardeners Eden garden-related merchandise and Chambers luxury linens. Each concept is marketed throughout the United States via direct mail catalogs, with mailings totaling 132 million catalogs in 1995. The company operates 240 Williams-Sonoma, Pottery Barn and Hold Everything stores in 32 states and Washington, D.C. (A joint venture with Tokyu Department Store handles direct mail and 12 stores in Japan.) Williams-Sonoma, Inc. common stock is quoted on the NASDAQ National Market System under the symbol WSGC.

                              FINANCIAL HIGHLIGHTS

                                                   Fiscal Year
Dollars in thousands       1995       1994       1993       1992       1991
except per share data    --------   --------   --------   --------   --------
Net Sales                $644,653   $528,543   $410,056   $344,944   $312,654
Net Earnings                2,536     19,572     11,221      1,799      1,611
Net Earnings Per Share        .10        .75        .44        .07        .06
Total Assets             $319,096   $217,878   $167,604   $147,087   $138,120
Working Capital            39,076     49,506     40,405     32,909     29,050
Stockholders' Equity     $121,653   $118,216   $ 95,311   $ 83,540   $ 79,546

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                        FIVE-YEAR SELECTED FINANCIAL DATA


                                                                                52 Weeks Ended

                                                     January 28     January 29     January 30     January 31      February 2
Dollars in thousands except percentages,                   1996           1995           1994           1993            1992
per share amounts and retail stores data             ----------     ----------     ----------     ----------      ----------
Result of Operations
Net Sales                                             $ 644,653      $ 528,543      $ 410,056      $ 344,944       $ 312,654
     Earnings before income taxes                         4,373         33,435         19,398          3,048           2,731
     Net earnings                                         2,536         19,572         11,221          1,799           1,611
     Primary and fully diluted
       net earnings per share(1)                      $     .10      $     .75      $     .44      $     .07       $     .06
Financial Position
     Working capital                                  $  39,076      $  49,506      $  40,405      $  32,909       $  29,050
     Long-term debt                                      46,757          6,781            587            723           1,144
     Total assets                                       319,096        217,878        167,604        147,087         138,120
     Shareholders' equity per share (book value)(1)   $    4.78      $    4.70      $    3.80      $    3.34       $    3.25
Catalog Sales
     Catalogs mailed in year                            131,800        126,833         99,807         94,326          95,618
     Catalog sales growth                                  16.2%          55.0%          23.9%           (.2%)          (3.8%)
     Catalog sales as percent of total sales               38.8%          40.8%          33.9%          32.4%           36.0%
     Number of orders filled during year                  2,828          2,729          1,921          1,749           1,996
Retail Stores
     Number of stores at year-end                           240            214            209            213             189
     Comparable store sales growth                          3.4%          16.5%          13.8%           2.1%            0.5%
     Store selling area at year-end (sq. ft.)           690,256        537,969        487,883        493,434         433,958

(1) Per share amounts have been restated to reflect the 3-for-2 stock splits in February 1994 and September 1994.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

NET SALES

Net sales consist of the following components:

                                                              52 Weeks Ended
                                          January 28                January 29                  January 30
Dollars in thousands              1996       % Total         1995      % Total          1994       % Total
                              --------       -------     --------      -------      --------       -------
Catalog sales                 $250,372           39%     $215,458           41%     $139,038           34%
Retail sales                   394,281           61%      307,327           58%      260,572           64%
California Closet revenue         --             --         5,758            1%       10,446            2%
                              --------          ---      --------          ---      --------          ---
Total net sales               $644,653          100%     $528,543          100%     $410,056          100%
                              ========          ===      ========          ===      ========          ===

Net sales for Williams-Sonoma , Inc. and subsidiaries ( the Company) for the fiscal year ended January 28,1996 (fiscal 1995) increased $116,110,000 (22%) compared to net sales for the fiscal year ended January 29,1995 (fiscal 1994). Net sales for fiscal 1994 increased 29% over net sales for the fiscal year ended January 30, 1994 (fiscal 1993). In August of 1994 the Company sold California Closet Company, Inc., a wholly-owned subsidiary which markets custom home closet systems, primarily through a network of franchise stores. The Company does not expect the sale of this business to significantly impact future net sales.

    Catalog sales in fiscal 1995 and 1994 increased 16% and 55%, respectively, over those of the prior year. The Company attributes most of the growth in catalog sales to the "re-merchandising" of the Pottery Barn concept in 1992 and the change in the Williams-Sonoma catalog format in 1994. The change from the smaller digest format to a larger format improved the productivity of the Williams-Sonoma catalog. The number of catalogs mailed increased 4% and 27% in fiscal 1995 and fiscal 1994, respectively. Pottery Barn accounted for 78% of the catalog sales growth in fiscal 1995 and 42% in fiscal 1994. Williams-Sonoma accounted for 11% of the catalog sales growth in fiscal 1995 and 32% in fiscal 1994.

                                                     52 Weeks Ended
                                         January 28    January 29    January 30
Dollars in thousands                           1996          1995          1994
                                         ----------    ----------    ----------
Retail sales                               $394,281      $307,327      $260,572
Total net sales                            $644,653      $528,543      $410,056
Retail growth percentage                       28.3%         17.9%         16.6%
Comparable store sales growth                   3.4%         16.5%         13.8%
Number of stores - beginning of year            214           209           213
Number of new stores                             34            11          --
Number of closed stores                           8             6             4
                                                ---           ---           ---
Number of stores - end of year                  240           214           209
Number of remodeled or expanded stores           10             9             2

Retail sales in fiscal 1995 increased 28% over retail sales in fiscal 1994. The increase is primarily due to the opening of 34 new stores (20 Williams-Sonoma and 14 Pottery Barn) and the remodeling of 10 stores (8 Williams-Sonoma and 2 Pottery Barn). Growth in comparable stores sales accounted for 3.4 percentage points of the growth in fiscal 1995. Retail sales in fiscal 1994 grew 18% over the prior fiscal year. 16.5 percentage points of this growth is attributable to comparable stores sales growth. The balance of the growth reflects a net increase of 5 stores in fiscal 1994. Pottery Barn, with 28% of the store locations at the end of fiscal 1995, accounted for 50% and 39% of the retail sales growth in fiscal 1995 and 1994, respectively.

    The new Williams-Sonoma and Pottery Barn stores opened during fiscal 1994 and fiscal 1995 have approximately 34% and 215% more selling square feet, respectively, than the existing stores. The larger format stores enable the Company to more clearly display merchandise. The Company plans to open 27 new or expanded large format stores in fiscal 1996-13 Pottery Barn and 14 Williams-Sonoma.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


    Comparable stores are defined as those whose gross square feet did not change by more than 20% in the previous twelve months and which have been open for at least twelve months. Comparable store sales are compared monthly for purposes of this analysis. The exclusion of expanded stores from the comparable store sales computation may depress comparable store sales growth in fiscal 1996.

COST OF GOODS SOLD AND OCCUPANCY

Cost of goods sold and occupancy expense expressed as a percentage of net sales in fiscal 1995 increased 3.8 percentage points to 63.7% from 59.9% in fiscal 1994. Gross margins were adversely affected by higher occupancy expenses, a promotional program initiated in the fourth fiscal quarter to reduce excess inventory, a reserve established at year-end for excess inventory and higher-than-planned shortage results. Higher occupancy expenses were partly attributable to the cost of temporary off-site storage facilities for inventory. Excess inventory was due to the combined effect of above-plan inventory purchases and delayed retail store openings. In fiscal 1994, double-digit comparable store sales growth, dramatic growth in catalog sales (which have a higher gross margin than retail sales) and new stores were responsible for a 2.4 percentage point reduction in cost of goods sold and occupancy expense expressed as a percentage of total net sales.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expense expressed as a percentage of net sales increased 1.5 percentage points in fiscal 1995 to 35.0% from 33.5% in fiscal 1994. Approximately half of the rate increase is due to an increase in miscellaneous income and expense, which is primarily due to the fact that fiscal 1994 includes the reversal of a reserve (discussed below). The balance of the increase is generally attributable to higher operating expenses in most areas of the business. Operational and execution problems at the Company's distribution and telemarketing facilities also contributed significantly to the increase. Sales volumes exceeded the capacity of these facilities during the peak holiday season for October through December. As a result, the Company was required to hire substantially more seasonal employees than normal.

    In December of 1993 the Company purchased a headquarters building with plans to consolidate the headquarters staff in the building. In the fourth quarter of fiscal 1993 the Company established a $3,000,000 reserve for the estimated cost of vacating leased office space prior to the expiration of the leases. Sales growth experienced in fiscal 1994 and planned growth in fiscal 1995 required the Company to retain some of the leased office space it planned to sublease. Therefore, in the fourth quarter of fiscal 1994 the Company reversed $2,000,000 of the lease reserve established in 1993.

INTEREST EXPENSE

Average month-end short-term borrowings increased 262% from $12,977,000 in fiscal 1994 to $47,033,000 in fiscal 1995 due to the growth in merchandise inventories, new store construction, and the expansion and upgrade of the Memphis distribution center. On August 8,1995, the Company issued $40,000,000 in principal amount of 10-year unsecured 7.2% Senior Notes. In December 1993, the Company purchased a new headquarters building with working capital and then secured a seven-year, $7 million, 7.8% mortgage on the building in April 1994. The Company's weighted average interest rate on short-term borrowings increased to 7.0 % in fiscal 1995 from 6.3% in fiscal 1994. Net interest expense in fiscal 1995 increased $3,218,000 from the prior year.

INCOME TAXES

The Company's effective tax rate was 42.0% for fiscal 1995 - an increase of 0.5 percentage points from fiscal 1994. This is a result of the higher aggregate state tax rates based on the mix of retail sales and catalog sales in the various states where the Company has sales or conducts business.

LIQUIDITY

Working capital at January 28, 1996, declined by $10,430,000 over that at January 29, 1995. Net cash provided by operating activities declined from $21,729,000 in fiscal 1994 to $2,353,000 in fiscal 1995. The decline is primarily attributable to the decline in net income of $17,036,000 in fiscal 1995 and the increase in accounts receivable and merchandise inventories, which was largely offset by increases in deferred lease incentives, accounts payable, and accrued expenses and other liabilities. The increase in

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


merchandise inventories is due principally to increased sales activity, above-plan inventory purchases and delayed retail store openings. The increase in accounts receivable is attributable to landlord construction allowances for stores opened in the second half of fiscal 1995. Deferred lease incentives represent landlord new store construction allowances that are amortized over the life of the store lease. Cash used in investing activities was a record $85,774,000 in fiscal 1995. $53,951,000 was spent on new and remodeled stores, and $16,666,000 on the expansion and upgrade of the Memphis distribution center.

    The Company financed the above activities through a $40,000,000 private placement of 7.2% senior notes (Senior Notes) due August 8, 2005, and a $29,600,000 increase in net bank borrowings. The Company's existing credit agreement was renewed on March 29, 1996, with a 360-day, combined line of credit and letter of credit facility. The aggregate principal amount available under the renewed line of credit varies according to seasonal requirements from a high of $90 million ($80 million for cash advances) to a low of $60 million ($35 million for cash advances). This represents a lower overall commitment of funds for the Company than was available in fiscal 1995 under the prior credit agreement. The new agreement replaces the Company's prior credit agreement, dated October 13, 1994, which had been amended during fiscal 1995 to increase the maximum combined borrowing limit under the line of credit and letter of credit facilities from $90 million to $110 million. Additional amendments to the October agreement modified the terms of certain financial ratios in favor of the Company and waived the Company's failure to comply with certain covenants, including the thirty-day "out of debt period," during which no borrowings were permitted under the line of credit facility.

    On April 15, 1996, the Company issued $40,000,000 principal amount of 5.25% convertible notes (Convertible Notes) due April 15, 2003. The Convertible Notes will be convertible at any time on or after July 15, 1996, into shares of the Company's common stock at a conversion price of $26.10 per share (or 38.3 shares per $1,000 principal amount).

IMPACT OF INFLATION

The impact of inflation on results of operations has not been significant.

SEASONALITY

The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and net income have been realized during the period from October through December, and levels of net sales and net income have generally been significantly lower during the period from February through July. The Company believes this is the general pattern associated with the mail-order and retail industries. In anticipation of its peak season, the Company hires a substantial number of additional employees in its retail stores and mail-order processing and distribution areas, and incurs significant fixed catalog production and mailing costs.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Annual Report to Shareholders are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the Company's ability to improve planning and control processes and other infrastructure issues, the potential for construction and other delays in store openings, the Company's dependence on external funding sources, a limited operating history for the Company's new large-format stores, the potential for changes in consumer spending patterns, consumer preferences and overall economic conditions, the Company's dependence on foreign suppliers and increasing competition in the specialty retail business. Other factors that could cause actual results to differ materially from those set forth in such forward-looking statements include the risks and uncertainties detailed in the Company's most recent Form 10-K and its other filings with the Securities and Exchange Commission.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                          52 Weeks Ended
Dollars and shares in thousands,               January 28   January 29   January 30
except per share amounts                             1996         1995         1994
                                               ----------   ----------   ----------
Net sales                                        $644,653     $528,543     $410,056
Costs and expenses
     Cost of goods sold and occupancy             410,335      316,827      255,650
     Selling, general and administrative          225,418      176,972      133,835
     Interest expense-net                           4,527        1,309        1,173
                                                 --------     --------     --------
Earnings before income taxes                        4,373       33,435       19,398
Income taxes                                        1,837       13,863        8,177
                                                 --------     --------     --------
Net earnings                                     $  2,536     $ 19,572     $ 11,221
                                                 ========     ========     ========
Primary and fully diluted earnings per share     $    .10     $    .75     $    .44
Average number of common shares outstanding
     Primary                                       26,138       26,127       25,494
     Fully diluted                                 26,154       26,156       25,554

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      Common Stock               Retained
Dollars and shares in thousands                                 Shares            Amount         Earnings           Total
                                                                ------------------------         ---------        --------
Balance at January 31, 1993                                     24,998          $ 43,533         $  40,007        $ 83,540
     Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees             88               550                 -             550
     Net earnings                                                    -                 -            11,221          11,221
                                                                ------          --------         ---------        --------
Balance at January 30, 1994                                     25,086            44,083            51,228          95,311
     Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees            256             3,333                 -           3,333
     Net earnings                                                    -                 -            19,572          19,572
                                                                ------          --------         ---------        --------
Balance at January 29, 1995                                     25,342            47,416            70,800         118,216
     Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees             84               901                 -             901
     Net earnings                                                    -                 -             2,536           2,536
                                                                ------          --------         ---------        --------
Balance at January 28, 1996                                     25,427          $ 48,317         $  73,336        $121,653

See Notes to Consolidated Financial Statements.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                           CONSOLIDATED BALANCE SHEET

                                                                          January 28   January 29
Dollars in thousands                                                            1996         1995
                                                                          ----------   ----------
ASSETS

Current assets
     Cash and cash equivalents                                              $  4,166     $ 17,481
     Accounts receivable (less allowance for doubtful
     accounts of $238 and $239)                                               13,157        5,394
     Merchandise inventories                                                 121,603       87,949
     Prepaid expenses and other assets                                         6,506        5,849
     Prepaid catalog expenses                                                 15,613       11,205
     Deferred income taxes                                                       139          259
                                                                            --------     --------
     Total current assets                                                    161,184      128,137
Property and equipment-net                                                   147,302       79,395
Investments and other assets (less accumulated amortization
     of $755 and $1,000)                                                       6,570        6,325
Deferred income taxes                                                          4,040        4,021
                                                                            --------     --------
                                                                            $319,096     $217,878
                                                                            ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable                                                       $ 58,295     $ 49,357
     Accrued expenses                                                          8,323        4,407
     Accrued salaries and benefits                                             8,666        8,138
     Income taxes payable                                                      1,947        8,329
     Line of credit                                                           29,600         --
     Current portion of long-term obligations                                    125          141
     Customer deposits                                                         9,587        5,631
     Other liabilities                                                         5,565        2,628
                                                                            --------     --------
     Total current liabilities                                               122,108       78,631
Deferred lease credits                                                        28,578       14,250
Long-term debt                                                                46,757        6,781
Shareholders' equity
     Preferred stock, $.01 par value,
       authorized 7,500,000 shares, none issued                                 --           --
     Common stock, $.01 par value, authorized 126,562,500 shares,
       issued and outstanding 25,426,890 and 25,342,077 shares                48,317       47,416
     Retained earnings                                                        73,336       70,800
     Total shareholders' equity                                              121,653      118,216
                                                                            --------     --------
                                                                            $319,096     $217,878
                                                                            ========     ========

See Notes to Consolidated Financial Statements.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          52 Weeks Ended
                                                                          January 28        January 29    January 30
Dollars in thousands                                                            1996              1995          1994
                                                                          ----------        ----------    ----------
Cash flows from operating activities:
Net earnings                                                               $   2,536         $  19,572       $11,221
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                            16,476            11,632        11,190
     Store closing reserve                                                      (208)             (445)         (119)
     Reserve for termination of corporate headquarters leases                      -            (2,000)        3,000
     Reserve for California Closet Company, Inc.                                   -                 -          (392)
     Amortization of deferred lease incentives                                (1,950)           (1,122)         (988)
     Change in allowance for doubtful accounts                                    (1)               10          (290)
     Change in deferred rents                                                    (57)              290          (188)
     Change in deferred income taxes                                             101             1,305        (2,535)
     Loss on disposal of assets                                                  948             1,329           355
     Tax benefit from sale of optioned stock by employees                        343             2,167           177
Change in:
     Accounts receivable                                                      (7,613)           (2,443)          625
     Merchandise inventories                                                 (33,654)          (18,510)       (7,195)
     Prepaid catalog expenses                                                 (4,408)           (5,487)         (809)
     Prepaid expenses and other assets                                          (657)           (3,216)         (271)
     Accounts payable                                                          8,389            14,298          (437)
     Accrued expenses and other liabilities                                   11,783             3,998         5,247
     Deferred lease incentives                                                16,707             1,622           115
     Income taxes payable                                                     (6,382)           (1,271)        8,876
                                                                           ---------         ---------       -------
Net cash provided by operating activities                                      2,353            21,729        27,582
Cash flows from investing activities:
     Purchase of property and equipment                                      (86,513)          (30,145)      (13,955)
     Proceeds from the sale of property and equipment                            797                 -             -
     Other                                                                       (58)               87           133
                                                                           ---------         ---------       -------
Net cash used in investing activities                                        (85,774)          (30,058)      (13,822)
Cash flows from financing activities:
     Change in cash overdrafts                                                   549             7,095         2,699
     Borrowings under line of credit                                         226,600           120,400        72,500
     Repayments under line of credit                                        (197,000)         (120,400)       81,200)
     Proceeds from issuance of long-term debt                                 40,000             7,000             -
     Repayments of long-term debt                                               (141)             (208)         (284)
     Proceeds from exercise of stock options                                     558             1,166           373
     Debt issuance costs                                                        (460)                -             -
                                                                           ---------         ---------       -------
Net cash provided by financing activities                                     70,106            15,053        (5,912)
Net increase (decrease) in cash and cash equivalents                         (13,315)            6,724         7,848
Cash and cash equivalents at beginning of year                                17,481            10,757         2,909
                                                                           ---------         ---------       -------
Cash and cash equivalents at end of year                                   $   4,166         $  17,481       $10,757
                                                                           =========         =========       =======

In 1994 in a non-cash transaction, the Company received a $2,100,000 note as partial proceeds from the sale of a subsidiary.

See Notes to Consolidated Financial Statements.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company and its subsidiaries are specialty retailers of products for the home, which are merchandised through five direct-mail catalogs and three retail businesses: Williams-Sonoma, Pottery Barn, Hold Everything, Chambers (catalog only) and Gardeners Eden (catalog only). Based on net sales, retail accounts for 61.2% of the business and catalog accounts for 38.8%. The principal concepts in both retail and catalog are Williams-Sonoma and Pottery Barn, which sell cookware essentials and contemporary tableware and home furnishings, respectively. The catalogs reach customers throughout the United States, while the three retail businesses currently operate 240 stores in 32 states. These consolidated financial statements include Williams-Sonoma, Inc. and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

    Cash equivalents consist of short-term investments with original maturities of 90 days or less.

    Merchandise inventories are stated at the lower of cost (moving weighted-average method) or market. Approximately 39% of the Company's merchandise is foreign-sourced. The primary sources for imported merchandise are located in Europe and Asia. At January 28, 1996, a small portion of $122 million of inventory is in excess of current requirements based on the recent level of sales. Management has developed a program to reduce this inventory to desired levels over the near term and has established a reserve in anticipation of expected losses on its disposition. Should this program not be successful, additional amounts may be required to be accrued and carrying amounts of inventories may need to be reduced.

    Prepaid catalog expenses consist of the cost to produce, print and distribute catalogs. Such costs are amortized over the expected sales life of each catalog. Typically, over 90% of the cost of a catalog is amortized in the first four months. At January 28, 1996, and January 29, 1995, $15,613,000 and $11,205,000, respectively, of prepaid advertising was reported as assets. Prepaid catalog expenses amounted to $78,131,000, $62,816,000 and $42,998,000 in fiscal 1995, 1994 and 1993, respectively.

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated remaining useful lives of the assets ranging from 3 to 39 years. Amortization of improvements to leased properties is based upon the remaining term of the applicable lease or the estimated useful lives of such assets, whichever is shorter.

    Investments and other assets include non-current receivables, long-term deposits, and lease rights and interests which are being amortized over the life of the respective leases (5 to 49 years).

    Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the initial lease term. For leases which contain fixed escalations of the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable as deferred lease incentives.

     New accounting pronouncements: In 1995, the Financial Standards Board issued SFAS NO. 123, "Accounting for Stock-Based Compensation," whose accounting and disclosure provisions must be adopted in 1996. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

    The new standard encourages, but does not require, adoption of the fair value method of accounting for employee stock-based transactions. SFAS NO. 123 permits companies to continue to account for such transactions under Accounting Principles Board Opinion (APBO) NO. 25, "Accounting for Stock Issued to Employees," but requires a pro forma net income and earnings per share as if the company had applied the new method of accounting. Williams-Sonoma, Inc. has elected to continue to account for stock-based compensation under APBO NO. 25 and will adopt the disclosure requirements of SFAS NO. 123 in 1996.

    In 1996, the Company will be subject to the provisions of Statement of Financial Accounting Standards NO. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS NO. 121 establishes recognition and measurement criteria for impairment losses when a company no longer expects to recover the carrying value of a long-lived asset. Based on management's evaluation of long-lived assets, the Company does not expect the adoption of SFAS NO. 121 in 1996 to have a material effect on the Company's operating results or financial position.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


    Earnings per share: Primary and fully diluted earnings per share were computed based on the weighted average number of common shares outstanding during the year plus common stock equivalents consisting of shares subject to stock options. Earnings per share, number of shares and stock options for all periods have been restated to reflect a 3-for-2 stock split in February 1994 and September 1994.

    Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1995 presentation.

Note B

PROPERTY AND EQUIPMENT

Property and equipment consist of the following:         January 28   January 29
Dollars in thousands                                           1996         1995
                                                         ----------   ----------
Land and buildings                                         $ 11,008     $  8,041
Leasehold improvements                                      113,040       69,474
Fixtures and equipment                                       70,278       45,008
Construction in progress                                     16,707        8,104
                                                           --------     --------
                                                            211,033      130,627
Less accumulated depreciation and amortization               63,731       51,232
                                                           --------     --------
Total property and equipment-net                           $147,302     $ 79,395
                                                           ========     ========

Note C

BORROWING ARRANGEMENTS

Long-term debt consists of the following:                January 28   January 29
Dollars in thousands                                           1996         1995
                                                         ----------   ----------
Senior Notes                                               $ 40,000         --
Mortgage                                                      6,780     $  6,922
Other                                                           102         --
                                                           --------     --------
                                                             46,882        6,922
Less current maturities                                         125          141
                                                           --------     --------
Total long-term debt                                       $ 46,757     $  6,781
                                                           ========     ========

On August 8, 1995, the Company issued $40,000,000 principal amount of Senior Notes to reduce the Company's dependency on short-term bank borrowings and to fund new store and corporate infrastructure expansion. The Senior Notes are due on August 8, 2005, and interest is payable semi-annually at 7.2%. Annual principal payments of $5,714,000 begin on August 8, 1999, and continue through August 8, 2004. The remaining principal amount is due and payable upon maturity. The Senior Notes contain certain restrictive loan covenants, including minimum net worth requirements, fixed charge coverage ratios and limitations on current and funded debt. The Company was in compliance with these covenants at January 28, 1996.

    On April 1, 1994, the Company entered into an agreement with a bank for a $7,000,000 mortgage at LIBOR plus 1.25%. The Company then fixed the mortgage interest rate at 7.8% for the full term by entering into an interest rate swap agreement with the bank. Interest and principal payments are due quarterly through March 2001. The mortgage is secured by the new corporate headquarters building purchased by the Company in December 1993.

    On March 29, 1996, the Company renewed its line of credit and entered into a second amended and restated credit agreement. The new agreement consists of a single revolving credit facility for cash advances maturing March 27, 1997, and letters of credit

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


maturing March 29, 1998. The aggregate amount under the facility varies during the year, from a minimum of $60,000,000 (with a maximum of $35,000,000 in the form of cash advances) up to $90,000,000 (with a maximum of $80,000,000 in the form of cash advances). The Company has a choice of interest rates between the bank's reference rate plus .25% or the offshore dollar cost of funds plus 1.0%. The agreement contains certain restrictive loan covenants, including minimum debt-to-equity ratios, minimum tangible net worth, restrictions on capital expenditures and a prohibition on payment of cash dividends. This new bank agreement replaces the October 13, 1994 bank agreement which had been amended to increase the borrowing limit under the line of credit and letter of credit facility to $110,000,000 during the peak holiday season. Additional amendments to the October agreement modified the terms of certain financial ratios in favor of the Company and waived the Company's failure to comply with certain covenants. At January 28, 1996, $45,000,000 and $25,000,000 was available in line of credit and letter of credit facilities, respectively, of which $29,600,000 and $9,956,000 was outstanding, respectively. The Company had the choice of borrowing at either the bank's reference rate, or the offshore rate plus .875%.

    On April 15, 1996, the Company issued $40,000,000 principal amount of 5.25% convertible, subordinated notes (Convertible Notes) due April 15, 2003. Net proceeds from the transaction amounted to $38,739,000 and will be used to provide the Company with a long-term source of working capital. Interest is payable semi-annually beginning in October 1996. The Convertible Notes are convertible into shares of common stock at any time on or after July 15, 1996, at a conversion price of $26.10 per share (equivalent to a conversion rate of 38.3 shares per $1,000 principal amount). The conversion price is subject to adjustment in certain events, including stock splits and stock dividends. Except as discussed below, the Convertible Notes are redeemable at the option of the Company in the form of cash or common stock, on or after April 15, 1998, in whole or in part, at redemption prices (expressed as a percentage of principal amount) ranging from 103.75% to 100% in the last year. For the period April 15, 1998, through April 14, 2000, redemption may not occur unless the ratio of the stock price to the conversion price has achieved a minimum as defined in the agreement. In the event of a change in control, holders of the Convertible Notes may, at their option, require the Company to repurchase all or any portion of the principal amount. The agreement does not restrict the Company from incurring additional indebtedness.

    Interest expense was $4,703,000, $1,509,000 and $1,210,000 for fiscal 1995,
1994 and 1993, respectively, excluding capitalized interest of $663,000 in fiscal 1995. Interest paid was $3,805,000, $1,505,000 and $1,198,000 for the same periods.

    Accounts payable at January 28, 1996, and January 29, 1995, includes cash overdrafts of $17,285,000 and $16,736,000, respectively, for checks issued and not presented to the bank for payment.

    As of April 15, 1996, the Company's debt, including the Convertible Notes, is scheduled to mature as follows: $125,000 in each of fiscal years 1996, 1997 and 1998, $5,840,000 in each of fiscal years 1999 and 2000, and $74,827,000 thereafter.

Note D

INCOME TAXES

The provision for income taxes consists of the following:                     52 Weeks Ended
                                                            January 28          January 29        January 30
Dollars in thousands                                              1996                1995              1994
                                                            ----------          ----------        ----------
Current payable
     Federal                                                    $1,338             $10,910           $ 7,467
     State                                                         397               1,648             3,245
                                                                ------             -------          -------
                                                                 1,735              12,558            10,712
Deferred

     Federal                                                       193               1,067           (1,534)
     State                                                        (91)                 238           (1,001)
                                                                ------             -------          -------
                                                                   102               1,305           (2,535)
                                                                ------             -------          -------
                                                                $1,837             $13,863          $ 8,177
                                                                ======             =======          =======

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


Income taxes paid were $10,453,000, $11,535,000 and $1,962,000 for fiscal 1995,
1994 and 1993, respectively. A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

                                                                   52 Weeks Ended
                                                 January 28          January 29        January 30
                                                       1996                1995              1994
                                                 ----------          ----------        ----------
Federal income taxes at the statutory rate            35.0%               35.0%             35.0%
State income tax rate, less federal benefit            6.5%                5.9%              6.2%
Other                                                   .5%                 .6%              1.0%
                                                      ----                ----              ----
                                                      42.0%               41.5%             42.2%

Significant components of the Company's deferred tax accounts are as follows:

                                               January 28, 1996                              January 29, 1995
Dollars in thousands              Deferred Tax Assets   Deferred Tax Liabilities  Deferred Tax Assets   Deferred Tax Liabilities
                                  ----------------------------------------------  ----------------------------------------------
Current:
     Compensation                            $  1,662                       --               $  1,195                       --
     Inventory                                  4,056                       --                  2,315                       --
     Reserves                                     771                       --                    695                       --
     Other                                        331                   $    123                  713                   $     82
     Deferred catalog costs                      --                        6,558                 --                        4,577
                                             --------                   --------             --------                   --------
       Total current                            6,820                      6,681                4,918                      4,659
                                             --------                   --------             --------                   --------
Non-Current:
     Depreciation                               5,059                       --                  4,495                       --
     Deferred rent                                859                       --                    859                       --
     Deferred lease incentives                   --                        1,878                 --                        1,333
     Capital loss                               5,160                       --                  5,160                       --
     Valuation allowance                       (5,160)                      --                 (5,160)                      --
                                             --------                   --------             --------                   --------
       Total non-current                        5,918                      1,878                5,354                      1,333
                                             --------                   --------             --------                   --------
       Total                                 $ 12,738                   $  8,559             $ 10,272                   $  5,992
                                             ========                   ========             ========                   ========

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has established a valuation allowance as of January 28, 1996, and January 29, 1995, due to the uncertainty of realizing future tax benefits from its capital loss carryforwards.

Note E

LEASES

The Company leases store locations and its warehouses and certain equipment under operating leases for original terms ranging from 3 to 25 years extending through 2015, except for one store lease with a 49-year term extending through 2040. Most store leases require the payment of minimum rentals against percentage rentals based on store sales. Certain leases contain renewal options for periods of up to 20 years.

    In December 1993 the Company purchased a headquarters building with plans to consolidate the headquarters staff in the building. In the fourth quarter of fiscal 1993 the Company established a $3,000,000 reserve for the estimated cost of vacating leased office space prior to the expiration of the leases. Sales growth experienced in fiscal 1994 and planned growth in fiscal 1995 required the Company to retain some of the leased office space it planned to sublease. Therefore, in the fourth quarter of fiscal 1994 the Company reversed $2,000,000 of the lease reserve established in 1993.

    On January 2, 1996, the Company entered into an agreement to lease a 53,787-square-foot build-to-suit call center in Summerlin, Nevada. The lease covers a ten-year term with three optional five-year renewals. The Company plans to occupy 35,867 square feet

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


of the building in August 1996 and expects to complete a 17,920-square-foot expansion for use in fiscal 1997. Rent is expected to commence in August 1996 at an annual basic rent amount of $529,000 for each of the first five years of the lease and increasing to $598,000 annually for the remaining five years.

Total rental expense for all operating leases was as follows:

                                            52 Weeks Ended
                              January 28      January 29    January 30
Dollars in thousands                1996            1995          1994
                              ----------      ----------    ----------
Minimum rent expense             $27,462         $21,766       $20,812
Contingent rent expense            2,261           2,407         1,230
                                 -------         -------       -------
Total rent expense               $29,723         $24,173       $22,042
                                 =======         =======       =======

The aggregate minimum annual rental payments under noncancelable operating leases in effect at January 28, 1996, were as follows:

Dollars in thousands
Fiscal 1996                                                             $ 34,702
Fiscal 1997                                                               32,523
Fiscal 1998                                                               30,557
Fiscal 1999                                                               27,850
Fiscal 2000                                                               26,577
Later years                                                              128,233
                                                                        --------
Total minimum lease commitment                                          $280,442
                                                                        ========

Note F

RELATED PARTY LEASE TRANSACTIONS

The Company's warehouse and distribution center is located in Memphis, Tennessee, and leased from two partnerships whose partners include directors, executive officers and/or significant shareholders of the Company. The distribution center consists of two separate facilities-one for mail-order operations and one for retail store operations.

Mail-Order Operating Facility

In July 1984, the Company entered into an agreement to lease a 243,000-square-foot distribution center. The lessor is a partnership comprised of W. Howard Lester, chairman, chief executive officer and significant shareholder of the Company, and James A. McMahan, a director and significant shareholder of the Company and member of the Compensation Committee. The partnership financed the construction through the sale of $6,300,000 principal amount of industrial development bonds due June 2008. The lease had an initial, noncancelable term of ten years expiring on June 30, 1994, with two optional five-year renewals by the Company. In December 1985, the partnership financed the construction of an additional 190,000 square feet of space through the sale of $2,900,000 principal amount of industrial development bonds due 2010. The Company's lease with the partnership was amended to include additional rent plus interest on the new bonds for the same lease term as the original lease. In December 1993, the Company exercised the two five-year renewal options and is now obligated to lease the space until June 30, 2004. Effective July 1, 1994, the fixed basic monthly rent is $51,500. Rental payments consist of the basic monthly rent, plus interest on the bonds (a floating rate equal to 55% of the prime rate of a designated bank), applicable taxes, insurance and maintenance expenses. In connection with the December 1993 transaction, both the partnership and the Company provided to an unaffiliated bank an indemnity against certain environmental liabilities.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


Retail Store Operating Facility

In August 1990, the Company entered into a separate agreement to lease a second distribution center, consisting of approximately 307,000 square feet adjacent to the existing distribution center in Memphis, Tennessee. The lessor is a partnership that includes Messrs. Lester, McMahan and Robert K. Earley, Senior Vice President of Distribution. The partnership financed the construction of the distribution center through the sale of $10,550,000, 10.36% principal amount of industrial development bonds due in August 2015.

    In September 1994, this lease was amended to include an approximately 306,000-square-foot expansion of the facility. The expansion was completed in October 1995. The lessor financed the construction of the expansion through a $500,000 capital contribution from its partners and the sale of $9,825,000, 9.01% principal amount of industrial development bonds due in August 2015. The amended lease has an initial, noncancelable term of 15 years beginning in August 1991 and ending in July 2006, with three optional five-year renewals. Rentals (including interest on the bonds, sinking fund payments and fees) for the primary term are payable at an average rate of $711,000 per quarter plus applicable taxes, insurance and maintenance expenses.

    Both facilities (including the 1994 expansion) are constructed to the Company's specifications. After the option periods, the Company is obligated to renew each lease annually so long as the bonds which financed the specific projects remain outstanding. The facility leases qualify as operating leases for accounting purposes. The Company believes that the facility leases are on terms no less favorable than the Company could have obtained from third parties in arm's-length transactions.

Note G

STOCK OPTIONS

The Company's 1993 Stock Option Plan (the 1993 Plan), which provides for grants of incentive and non-qualified stock options up to an aggregate of 2,250,000 shares, was approved and adopted in 1993. The 1993 Plan replaces the 1976 non-qualified plan which was terminated and the 1983 Incentive Stock Option Plan, which expired on March 27, 1993. Options granted under the 1976 and 1983 Plans remain in force until they are exercised or expire. All incentive stock option grants made under the 1993 Plan have a maximum term of ten years, except those issued to 10% shareholders which have a term of five years. The exercise price of all incentive stock options shall be 100% of the fair market value of the stock at the option grant date or 110% for a 10% shareholder. The exercise price for non-qualified options shall not be less than 75% of the fair market value of the stock at the option grant date.

    Total options exercisable in all plans were 722,573 and 500,605 as of January 28, 1996, and January 29, 1995, respectively.

    The following table reflects the activity under the Company's stock option plans:

                                          Options                                      Average Price Per Share
                      1993 Plan    1983 Plan    1976 Plan         Total    1993 Plan    1983 Plan    1976 Plan        Total
                      ---------    ---------    ---------         -----    ---------    ---------    ---------        -----
Balance at
January 31, 1993              -      536,332      367,200       903,532            -      $  5.12      $  4.71      $  4.95
     Granted            587,365            -      135,000       722,365      $  9.99            -         5.28         9.11
     Exercised                -       81,484        6,750        88,234            -         4.14         5.89         4.27
     Canceled             8,325       47,633            -        55,958         7.11         5.77            -         5.97
                      ---------      -------      -------     ---------      -------      -------      -------      -------
Balance at
January 30, 1994        579,040      407,215      495,450     1,481,705        10.04         5.24         4.85         6.98
     Granted            279,075            -            -       279,075        21.84            -            -        21.84
     Exercised           14,985      159,910       81,250       256,145         7.11         4.37         4.48         4.57
     Canceled             7,067        3,564            -        10,631        11.38         9.99            -        10.91
                      ---------      -------      -------     ---------      -------      -------      -------      -------
Balance at
January 29, 1995        836,063      243,741      414,200     1,494,004        14.02         5.75         4.92        10.14
     Granted            414,150            -            -       414,150        18.92            -            -        18.92
     Exercised           16,783       63,508        4,500        84,791         7.11         6.53         5.28         6.58
     Canceled           119,405       10,440        2,430       132,275        18.83         7.23         5.11        17.66
                      ---------      -------      -------     ---------      -------      -------      -------      -------
Balance at
January 28, 1996      1,114,025      169,793      407,270     1,691,088      $ 15.43      $  5.36      $  4.91      $ 11.88

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


Note H

EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

In fiscal 1989, the Company established a defined contribution retirement plan, which is qualified under the Internal Revenue Code 401(a) and 401(k), for eligible employees. The amount of the annual profit sharing contribution is determined by the Board of Directors subject to limitations based upon resolutions adopted by the directors.

    The plan permits employees to make salary deferral contributions in accordance with Internal Revenue Code Section 401(k) regulations. The fund options were determined by the Administrative Committee and represent a money market reserve fund, a balanced mutual fund portfolio and Williams-Sonoma, Inc. stock. The Company matches a portion of the employee's contributions invested in Williams-Sonoma, Inc. stock under a predetermined formula. The Company's contributions under this plan vest on behalf of the employee over a five-year period.

    The Company's contributions to the plan for fiscal 1994 and 1993 were $770,000, and $602,000, respectively. No contributions were made in fiscal 1995.

Note I

ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values at January 28, 1996, and January 29, 1995.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the Company) as of January 28, 1996, and January 29, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ending January 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 28, 1996, and January 29, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ending January 28, 1996, in conformity with generally accepted accounting principles.

                                                       /s/ DELOTTE & TOUCHE LLP
                                                       -------------------------
                                                       San Francisco, California
                                                       April 15, 1996

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------


QUARTERLY FINANCIAL INFORMATION

Fiscal 1995, dollars in thousands                               Quarter Ended
except per share amounts                 April 30        July 30     October 29     January 28
                                        ---------      ---------     ----------     ----------
Net sales                               $ 118,160      $ 127,733      $ 138,363      $ 260,397
Gross profit                               44,382         43,628         48,130         98,178
Earnings (loss) before income taxes          (552)        (1,404)        (6,230)        12,559
                                        ---------      ---------      ---------      ---------
Net earnings (loss)                          (326)          (814)        (3,669)         7,345
                                        =========      =========      =========      =========
Primary and fully diluted
earnings (loss) per share(1)            $    (.01)     $    (.03)     $    (.14)     $     .28

Fiscal 1994, dollars in thousands                               Quarter Ended
except per share amounts                    May 1        July 31     October 30     January 29
                                        ---------      ---------     ----------     ----------
Net sales                               $ 102,842      $ 108,014      $ 113,443      $ 204,244
Gross profit                               39,390         40,858         42,984         88,484
Earnings before income taxes                3,082          3,669          3,928         22,756
                                        ---------      ---------      ---------      ---------
Net earnings                                1,788          2,124          2,282         13,378
                                        =========      =========      =========      =========
Primary and fully diluted
earnings per share(1)                   $     .07      $     .08      $     .09      $     .51

Note: The fourth quarter ended January 28, 1996, includes an after-tax charge to net earnings of $1,679,000 ($.06 per share) primarily related to the reserves established for inventory. The fourth quarter ended January 28, 1995, includes an after-tax credit to net earnings of $1,170,000 ($.04 per share) related to the reserve established in fiscal 1993 for the cost of vacating the headquarters buildings prior to termination of the leases. (See Management's Discussion and Analysis - Cost of Goods Sold and Occupancy and Selling, General and Administrative.)

(1) These amounts have been restated to reflect the 3-for-2 stock splits in February 1994 and September 1994.

COMMON STOCK

Williams-Sonoma's common stock is traded on the Over-The-Counter Market under the NASDAQ symbol WSGC. The following table sets forth the high and low closing sales prices in the NASDAQ National Market System for the periods indicated.

    On April 12, 1996, there were 619 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance future growth, and it does not intend to pay cash dividends. In addition, the Company's bank line of credit prohibits payment of cash dividends (see Note C of Notes to Consolidated Financial Statements).

Fiscal 1995                                            High                 Low
                                                     ------              ------
   1st Quarter                                       28                  17 7/8
   2nd Quarter                                       24 1/2              16 3/4
   3rd Quarter                                       23 1/8              15 13/16
   4th Quarter                                       21 5/8              13 3/4
Fiscal 1994(1)                                         High                 Low
                                                     ------              ------
   1st Quarter                                       26 1/4              15 3/4
   2nd Quarter                                       23 7/8              18 3/4
   3rd Quarter                                       34 1/2              21 3/8
   4th Quarter                                       34 3/4              23 7/8

(1) These amounts have been restated to reflect the 3-for-2 stock splits in February 1994 and September 1994.

                              WILLIAMS-SONOMA, INC.

- --------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS

W. Howard Lester
Director
Chairman of the Board
and Chief Executive Officer of the Company

Charles E. Williams
Director
Founder and
Vice Chairman of the
Board of the Company

James M. Berry
Director
Vice Chairman (Retired)
and Director of NCNB Texas

Nathan Bessin
Director
Managing Partner
J. Arthur Greenfield and
Company, Certified
Public Accountants

Dennis A. Chantland
Executive Vice President,
Chief Administrative
Officer and Secretary
of the Company

Patrick J. Connolly
Director
Executive Vice President
of the Company
General Manager, Catalog

Millard S. Drexler
Director
Chief Executive Officer
and President
The GAP, Inc.

Robert K. Earley
Senior Vice President
of the Company,
Distribution

Gary Friedman
Director
Chief Merchandising
Officer of the Company
and President, Retail
Division

F. Warren Hellman
Director
Partner, Hellman and
Friedman

John E. Martin
Director
Chairman and Chief
Executive Officer
Taco Bell Corporation
Worldwide

James A. McMahan
Director
Chief Executive Officer
McMahan Furniture
Company

G. Andrew Rich
Senior Vice President
of the Company,
Human Resources

                              CORPORATE INFORMATION

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue
San Francisco, CA 94109

Distribution Center
4300 Concorde Road
Memphis, TN 38118

Transfer Agent
Chemical Mellon Shareholder Services
50 California Street
10th Floor
San Francisco, CA 94111

Independent Auditors
Deloitte & Touche LLP
San Francisco, CA

Trademarks
A Catalog for Cooks,
Gardeners Eden,
Hold Everything,
Pottery Barn and
Chambers are
trademarks of
Williams-Sonoma, Inc.