Form 10-K, Exhibit 13
period 1997-02-02
WILLIAMS SONOMA INC
filed 1997-05-01
CIK 719955

                                   EXHIBIT 13

                       1996 ANNUAL REPORT TO SHAREHOLDERS

                  This is available as a separate document.  It is included as
Exhibit 13 only in the electronic filing format.

                                                                      EXHIBIT 13

                              WILLIAMS-SONOMA, INC.

                                Corporate profile

Williams-Sonoma, Inc. operates high-quality, service-oriented retail concepts focused on the home: Williams-Sonoma professional-style cooking and related products, Pottery Barn casual home decor, Hold Everything organizational solutions, Gardeners Eden garden-related merchandise and Chambers luxury linens. Each concept is marketed throughout the United States via direct mail catalogs, with mailings totaling 136 million catalogs in 1996. The company operates 256 Williams-Sonoma, Pottery Barn and Hold Everything stores in 36 states and Washington, D.C. (A joint venture with Tokyu Department Store handles Williams-Sonoma direct mail, specialty shops within Tokyu stores and other retail locations in Japan.) Williams-Sonoma, Inc. common stock is quoted on the NASDAQ National Market System under the symbol WSGC.


                              Financial highlights

                                            Fiscal Year
Dollars in thousands
except per share data        1996       1995      1994       1993       1992
                             ----       ----      ----       ----       ----
Net Sales                $811,758   $644,653  $528,543   $410,056   $344,944
Net Earnings               22,742      2,536    19,572     11,221      1,799
Net Earnings Per Share        .86        .10       .75        .44        .07
Total Assets             $404,417   $319,096  $217,878   $167,604   $147,087
Working Capital            96,568     39,076    49,506     40,405     32,909
Stockholders' Equity     $146,038   $121,653  $118,216    $95,311    $83,540

                              WILLIAMS-SONOMA, INC.

                        FIVE-YEAR SELECTED FINANCIAL DATA


Dollars and amounts in thousands
except percentages, per share amounts and                                             Year Ended
retail stores data                              Feb. 2, 1997(2)  Jan. 28, 1996  Jan. 29, 1995  Jan. 30, 1994  Jan. 31, 1993
                                                ---------------  -------------  -------------  -------------  -------------
Result of Operations
Net Sales                                           $ 811,758       $  644,653     $  528,543     $  410,056     $  344,944
    Earnings before income taxes                       39,197            4,373         33,435         19,398          3,048
    Net earnings                                       22,742            2,536         19,572         11,221          1,799
    Primary net earnings per share(1)                     .87              .10            .75            .44            .07
    Fully diluted net earnings per share(1)         $     .86       $      .10     $      .75     $      .44     $      .07
Financial Position
    Working capital                                 $  96,568       $   39,076     $   49,506     $   40,405     $   32,909
    Long-term debt and other liabilities               89,319           46,757          6,781            587            723
    Total assets                                      404,417          319,096        217,878        167,604        147,087
    Shareholders' equity per share (book value)(1)  $    5.72       $     4.78     $     4.70     $     3.80     $     3.34
Retail Stores
    Number of stores at year-end                          256              240            214            209            213
    Comparable store sales growth                        4.6%             3.4%          16.5%          13.8%           2.1%
    Store selling area at year-end (sq. ft.)          839,112          690,256        537,969        487,883        493,434
Catalog Sales
    Catalogs mailed in year                           136,489          131,800        126,833         99,807         94,326
    Catalog sales growth                                19.1%            16.2%          55.0%          23.9%          (.2%)
    Catalog sales as percent of total sales             36.7%            38.8%          40.8%          33.9%          32.4%
    Number of orders filled during year                 2,970            2,828          2,729          1,921          1,749


(1) Per share amounts have been restated to reflect the 3-for-2 stock splits in February 1994 and September 1994.

(2)   The year ended February 2, 1997 includes 53 weeks.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Net Sales

Net sales consist of the following components:

                                                                              Year Ended
Dollars in thousands                        Feb. 2, 1997     % Total  Jan. 28, 1996    % Total   Jan. 29, 1995    % Total
                                            ------------     -------  -------------    -------   -------------    -------
Retail sales                                   $ 513,592       63.3%      $ 394,281      61.2%      $  307,327      58.1%
Catalog sales                                    298,166       36.7%        250,372      38.8%         215,458      40.8%
California Closet revenue                              -           -              -          -           5,758       1.1%
Total net sales                                $ 811,758      100.0%      $ 644,653     100.0%      $  528,543     100.0%

Net sales for Williams-Sonoma, Inc. and subsidiaries (the Company) for the 53 weeks ended February 2, 1997 (fiscal 1996) increased $167,105,000 (26%) compared to net sales for the 52 weeks ended January 28,1996 (fiscal 1995). Net sales for fiscal 1995 increased 22% over net sales for the 52 weeks ended January 29, 1995 (fiscal 1994). In August of 1994 the Company sold California Closet Company, Inc., a wholly-owned subsidiary which markets custom home closet systems, primarily through a network of franchise stores.

Retail Sales

                                                                        Year Ended
Dollars in thousands                                 Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                                                     ------------     -------------     -------------
Comparable store sales                                 $  375,959       $   289,236       $  282,632
Non-comparable store sales                                137,633           105,045           24,695
Retail sales                                           $  513,592       $   394,281       $  307,327
Retail growth percentage                                    30.3%             28.3%            17.9%
Comparable store sales growth                                4.6%              3.4%            16.5%
Number of stores-beginning of year                            240               214              209
Number of new stores                                           30                43               20
Number of closed stores                                        14                17               15
Number of stores-end of year                                  256               240              214
Store selling area at year-end (square feet)              839,112           690,256          537,969

Comparable store sales are defined as those whose gross square feet did not change by more than 20% in the previous twelve months and which have been open for at least twelve months. Comparable store sales are compared monthly for purposes of this analysis. In any given period, the set of stores comprising comparable stores may be different than the comparable stores in the previous period, depending on store opening and closing activity.

    Retail sales for fiscal 1996 increased 30% over retail sales in fiscal 1995, primarily due to new store openings. During fiscal 1996, the Company opened 30 stores (15 Williams-Sonoma, 13 Pottery Barn, 1 Hold Everything and 1 outlet) and closed 14 (9 Williams-Sonoma, 4 Pottery Barn and 1 Hold Everything), resulting in a 22% net increase in selling square footage. Comparable stores sales grew 4.6% in 1996. Retail sales in fiscal 1995 grew 28% over the prior fiscal year, principally due to a net increase of 26 stores. Comparable store sales growth in fiscal 1995 was 3.4%. Pottery Barn, with 30% of the store locations at the end of fiscal 1996 accounted for 61% and 50% of the retail sales growth in fiscal 1996 and 1995, respectively.

    The company opened its first large-format store in fiscal 1994. As leases on older stores are expiring, the Company is closing the old store and replacing it with a large-format store in the same market. The prototypical large-format stores range from 5,400-8,100 selling square feet for Pottery Barn stores, and 3,000-3,800 selling square feet for Williams-Sonoma, and enable the Company to more clearly display merchandise. Due to the growth in new, non-comparable stores (which include replacements of existing stores and new stores in new markets), same store sales comprise 73% of total retail sales in both fiscal 1996 and 1995, as opposed to 92% of total retail sales in 1994. Large-format stores accounted for only 5% of total comparable store sales in fiscal 1995 and 30% in fiscal 1996. The Company plans to open 39 new large-format stores in fiscal 1997 (20 Pottery Barn and 19 Williams-Sonoma) and close 14 smaller ones.

Catalog Sales

    Catalog sales in fiscal 1996 and 1995 increased 19% and 16%, respectively, over those of the prior year. The number of catalogs mailed increased approximately 4% in both periods. The following table reflects catalog sales growth percentages by concept:

                                               Year Ended
                             Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                             ------------     -------------     -------------
Williams-Sonoma                     13.4%              5.8%            60.6%
Pottery Barn                        27.6%             40.0%            90.5%
Hold Everything                     12.3%             14.1%            54.8%
Gardeners Eden                       8.7%             (4.0%)            9.1%
Chambers                            22.7%              1.2%            31.3%
Total catalog                       19.1%             16.2%            55.0%

    Combined sales for Williams-Sonoma and Pottery Barn, the Company's principal concepts, increased to 67% of total catalog sales in fiscal 1996, from 62% in fiscal 1994. Pottery Barn sales comprised 41% of total catalog sales in fiscal 1996, and 32% in fiscal 1994. Williams-Sonoma sales as a percent of the total decreased 4 percentage points during the same period, to 26% in fiscal 1996 from 30% in fiscal 1994. This reflects the Company's development of the Pottery Barn assortment over the last 3 years and the enhanced consumer brand recognition achieved through the Pottery Barn catalog and Design Studio stores. The Company expects Pottery Barn to continue to grow faster than the other merchandise concepts. Other factors which have contributed to the overall growth in catalog sales are the effectiveness of the Company's mailing and marketing strategies and an assortment of goods that continues to reflect market trends.

Cost of Goods Sold and Occupancy

Cost of goods sold and occupancy expenses expressed as a percentage of net sales in fiscal 1996 decreased 2.9 percentage points to 60.8% from 63.7% in fiscal 1995. Merchandise margins improved 3.0 percentage points, primarily as a result of markdowns taken in the fourth quarter of fiscal 1995, which significantly reduced overstocks and slow-moving items. Occupancy expense expressed as a percent of net sales remained relatively flat. Increased depreciation rates, primarily for the Company's Memphis distribution center and in the Pottery Barn retail stores, were mostly offset by decreases in rent and other occupancy expense rates. In fiscal 1995, cost of goods sold and occupancy expenses expressed as a percentage of net sales increased 3.8 percentage points to 63.7% from 59.9% in fiscal 1994. Gross margins were adversely affected by higher occupancy expenses, a promotional program initiated in the fourth fiscal quarter to reduce excess inventory, a reserve established at year-end for excess inventory and higher-than-planned shortage results. Higher occupancy expenses were partly attributable to the cost of temporary off-site storage facilities for inventory. Excess inventory was due to the combined effect of above-plan inventory purchases and delayed retail store openings.

Selling, General and Administrative

Selling, general and administrative expenses expressed as a percent of net sales decreased 1.2 percentage points in fiscal 1996 to 33.8% from 35.0% in fiscal 1995. The majority of the improvement is due to lower advertising expense rates due to improved profitability of the mail-order catalogs and the accelerating growth in retail sales as compared to catalog sales. Selling, general and administrative expense increased 1.5 percentage points in fiscal 1995 to 35.0% from 33.5% in fiscal 1994. The increase was generally attributable to higher operating expenses in most areas of the business. Operational and execution problems at the Company's distribution and telemarketing facilities also contributed significantly to the increase. Sales volumes exceeded the capacity of these facilities during the 1995 peak holiday season for October through December. As a result, the Company was required to hire substantially more seasonal employees than normal.

Interest Expense

During fiscal 1996, the Company reduced its dependency on short-term debt through the issuance of $40,000,000 principal amount of convertible, subordinated notes due April 15, 2003. The notes were issued on April 15, 1996 and bear interest at 5.25% per annum. Partially as a result of this transaction and partially due to significantly improved cash flow from operations (discussed below), average month-end short-term borrowings decreased $34,847,000, from $47,033,000 in fiscal 1995 to $12,186,000 in fiscal 1996. The Company's weighted average interest rate on short-term borrowings decreased to 6.7% in fiscal 1996 from 7.0% in fiscal 1995. Net interest expense in fiscal 1996 increased $438,000 from $4,527,000 in 1995 to $4,965,000 in 1996. On August 8, 1995, the Company issued
$40,000,000 in principal amount of 10-year unsecured 7.2% Senior Notes. In December 1993, the Company purchased a new headquarters building with working capital and then secured a seven-year, $7 million, 7.8% mortgage on the building in April 1994. Net interest expense in fiscal 1995 increased $3,218,000 from the prior year.

Income Taxes

The Company's effective tax rate was 42.0% for fiscal 1996 and fiscal 1995, and 41.5% for fiscal 1994. These rates reflect the effect of aggregate state tax rates based on the mix of retail sales and catalog sales in the various states where the Company has sales or conducts business.

Liquidity

Cash and working capital at February 2, 1997 increased by $74,636,000 and $57,492,000, respectively, over that at January 28, 1996. Net cash provided by operating activities increased from $2,353,000 in fiscal 1995 to $112,238,000 in fiscal 1996. The improvement is primarily attributable to the $20,206,000 increase in net earnings, the related increase in the income tax liability and a $10,901,000 reduction in merchandise inventories. The decrease in merchandise inventories is primarily due to stronger inventory control and increased sales volumes. Merchandise levels in 1997 are expected to remain at the current ratio of inventory to forecasted sales, and inventory on hand will increase in response to higher sales and new stores. Cash flow from investing activities, a use of funds, was $46,012,000 in fiscal 1996. $33,737,000 was spent on new stores, $11,072,000 on the completion of the Memphis distribution center expansion and upgrade and $1,979,000 on the Summerlin call center. The Company is planning approximately $64,500,000 of gross capital expenditures in 1997, including approximately $10,000,000 for information systems.

    Cash provided by financing activities was $8,410,000. On April 15, 1996, the Company issued $40,000,000 principal amount of 5.25% Convertible Notes due April 15, 2003. The Convertible Notes are convertible into shares of the Company's common stock at a conversion price of $26.10 per share (or 38.3 shares per $1,000 principal amount). Proceeds from the notes were used primarily to reduce bank borrowings.

    The Company's existing credit agreement, which provides for a combined line-of-credit and letter-of-credit facility, will expire on May 1, 1997. The Company has received a signed commitment from its bank to replace it with a 360-day facility that provides for $60 million in cash advances and $35 million for letters of credit. This represents a larger letter-of-credit facility and smaller line-of-credit facility than is available under the current agreement.

Impact of Inflation

The impact of inflation on results of operations has not been significant.

Seasonality

The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and net income has been realized during the period from October through December, and levels of net sales and net income have generally been significantly lower during the period from February through July. The Company believes this is the general pattern associated with the mail-order and retail industries. In anticipation of its peak season, the Company hires a substantial number of additional employees in its retail stores and mail-order processing and distribution areas, and incurs significant fixed catalog production and mailing costs.

Forward-Looking Statements

Except for historical information contained herein, the matters discussed in this Annual Report to Shareholders are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the Company's ability to continue to improve planning and control processes and other infrastructure issues, the potential for construction and other delays in store openings, the Company's dependence on external funding sources, a limited operating history for the Company's new large-format stores, the potential for changes in consumer spending patterns, consumer preferences and overall economic conditions, the Company's dependence on foreign suppliers and increasing competition in the specialty retail business. Other factors that could cause actual results to differ materially from those set forth in such forward-looking statements include the risks and uncertainties detailed in the Company's most recent Form 10-K and its other filings with the Securities and Exchange Commission.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                            Year Ended
Dollars and shares in thousands, except per share amounts                Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                                                                         ------------     -------------     -------------
Net sales                                                                  $ 811,758         $  644,653        $ 528,543
Costs and expenses
    Cost of goods sold and occupancy                                         493,179            410,335          316,827
    Selling, general and administrative                                      274,417            225,418          176,972
    Interest expense - net                                                     4,965              4,527            1,309
Earnings before income taxes                                                  39,197              4,373           33,435
Income taxes                                                                  16,455              1,837           13,863
Net earnings                                                               $  22,742         $    2,536        $  19,572
Primary earnings per share                                                 $     .87         $      .10        $     .75
Fully diluted earnings per share                                           $     .86         $      .10        $     .75
Average number of common shares outstanding
    Primary                                                                   26,286             26,138           26,127
    Fully diluted                                                             27,611             26,154           26,156

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                           Common Stock            Retained
Dollars and shares in thousands                                        Shares        Amount        Earnings         Total
                                                                       ------        ------        --------         -----
Balance at January 30, 1994                                           25,086      $  44,083        $ 51,228     $  95,311
    Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees                  256          3,333               -         3,333
    Net earnings                                                           -              -          19,572        19,572
Balance at January 29, 1995                                           25,342         47,416          70,800       118,216
    Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees                   85            901               -           901
    Net earnings                                                           -              -           2,536         2,536
Balance at January 28, 1996                                           25,427         48,317          73,336       121,653
    Issuance pursuant to stock option plans and tax
       benefit from sale of optioned stock by employees                  117          1,643               -         1,643
    Net earnings                                                           -              -          22,742        22,742
Balance at February 2, 1997                                           25,544      $  49,960        $ 96,078     $ 146,038

See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                    Year Ended
Dollars in thousands, except per share amounts                                            Feb. 2, 1997      Jan. 28, 1996
                                                                                          ------------      -------------
Assets

Current assets
    Cash and cash equivalents                                                                $  78,802         $   4,166
    Accounts receivable (less allowance for doubtful
       accounts of $186 and $238)                                                               11,918            13,157
    Merchandise inventories                                                                    110,702           121,603
    Prepaid expenses and other assets                                                            8,674             6,506
    Prepaid catalog expenses                                                                    11,925            15,613
    Deferred income taxes                                                                        4,028               139
    Total current assets                                                                       226,049           161,184
Property and equipment-net                                                                     172,093           147,302
Investments and other assets
    (less accumulated amortization of $1,076 and $778)                                           5,824             6,570
Deferred income taxes                                                                              451             4,040
                                                                                             $ 404,417         $ 319,096

Liabilities and Shareholders' Equity

Current liabilities
    Accounts payable                                                                         $  64,409         $  58,295
    Accrued expenses                                                                            12,820             8,323
    Accrued salaries and benefits                                                               16,116             8,666
    Customer deposits                                                                           13,801             9,587
    Income taxes payable                                                                        15,715             1,947
    Line of credit                                                                                   -            29,600
    Current portion of long-term obligations                                                       125               125
    Other liabilities                                                                            6,495             5,565
    Total current liabilities                                                                  129,481           122,108
Deferred lease credits                                                                          39,579            28,578
Long-term debt and other liabilities                                                            89,319            46,757
Shareholders' equity
    Preferred stock, $.01 par value,
       authorized 7,500,000 shares, none issued                                                      -                 -
    Common stock, $.01 par value, authorized 126,562,500 shares,
       issued and outstanding, 25,543,887 and 25,426,890 shares, respectively                   49,960            48,317
    Retained earnings                                                                           96,078            73,336
    Total shareholders' equity                                                                 146,038           121,653
                                                                                             $ 404,417         $ 319,096

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Year Ended
Dollars in thousands                                                     Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                                                                         ------------     -------------     -------------
Cash flows from operating activities:
Net earnings                                                               $  22,742          $   2,536         $ 19,572
Adjustments to reconcile net earnings to net cash provided
    by operating activities:
    Depreciation and amortization                                             24,332             16,476           11,632
    Loss on disposal of assets and store closing reserve                       1,826                740              884
    Amortization of deferred lease incentives                                 (3,462)            (1,950)          (1,122)
    Change in deferred rents                                                    (258)               (57)             290
    Change in deferred income taxes                                             (300)               101            1,305
    Tax benefit from sale of optioned stock by employees                         619                343            2,167
    Reserve for termination of corporate headquarters leases                       -                  -           (2,000)
Change in:
    Accounts receivable                                                        1,239             (7,614)          (2,433)
    Merchandise inventories                                                   10,901            (33,654)         (18,510)
    Prepaid catalog expenses                                                   3,688             (4,408)          (5,487)
    Prepaid expenses and other assets                                         (2,168)              (657)          (3,216)
    Accounts payable                                                           7,934              8,389           14,298
    Accrued expenses and other liabilities                                    16,656             11,783            3,998
    Deferred lease incentives                                                 14,721             16,707            1,622
    Income taxes payable                                                      13,768             (6,382)          (1,271)
Net cash provided by operating activities                                    112,238              2,353           21,729
Cash flows from investing activities:
    Purchase of property and equipment                                       (47,627)           (86,513)         (30,145)
    Proceeds from the sale of property and equipment                               -                797                -
    Other                                                                      1,615                (58)              87
Net cash used in investing activities                                        (46,012)           (85,774)         (30,058)
Cash flows from financing activities:
    Change in cash overdrafts                                                 (1,820)               549            7,095
    Borrowings under line of credit                                          192,480            226,600          120,400
    Repayments under line of credit                                         (222,080)          (197,000)        (120,400)
    Proceeds from issuance of long-term debt                                  40,000             40,000            7,000
    Debt issuance costs                                                       (1,393)              (460)               -
    Repayments of long-term debt                                                (125)              (141)            (208)
    Proceeds from exercise of stock options                                    1,024                558            1,166
    Change in other long-term liabilities                                        324                  -                -
Net cash provided by financing activities                                      8,410             70,106           15,053
Net increase (decrease) in cash and cash equivalents                          74,636            (13,315)           6,724
Cash and cash equivalents at beginning of year                                 4,166             17,481           10,757
Cash and cash equivalents at end of year                                   $  78,802          $   4,166         $ 17,481

In 1994, in a non-cash transaction, the Company received a $2,100,000 note as partial proceeds from the sale of a subsidiary.

See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A  Summary of Significant Accounting Policies

The Company and its subsidiaries are specialty retailers of products for the home, which are merchandised through five direct-mail catalogs and three retail businesses: Williams-Sonoma, Pottery Barn, Hold Everything, Chambers (catalog only) and Gardeners Eden (catalog only). Based on net sales, retail accounts for 63.3% of the business and catalog accounts for 36.7%. The principal concepts in both retail and catalog are Williams-Sonoma and Pottery Barn, which sell cookware essentials and contemporary tableware and home furnishings, respectively. The catalogs reach customers throughout the United States, while the three retail businesses currently operate 256 stores in 36 states and Washington D.C. These consolidated financial statements include Williams-Sonoma, Inc. and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

    The Company's fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal years 1996, 1995 and 1994 ended on February 2, 1997, January 28, 1996 and January 29, 1995, respectively. The year ended February 2, 1997 includes 53 weeks.

    Cash equivalents consist of short-term investments with original maturities of 90 days or less.

    Merchandise inventories are stated at the lower of cost (moving weighted-average method) or market. Approximately 38% of the Company's merchandise is foreign-sourced, primarily from Europe and Asia.

    Prepaid catalog expenses consist of the cost to produce, print and distribute catalogs. Such costs are amortized over the expected sales life of each catalog. Typically, over 90% of the cost of a catalog is amortized in the first four months. At February 2, 1997 and January 28, 1996, $11,925,000 and $15,613,000, respectively, of prepaid advertising was reported as current assets. Catalog advertising expenses amounted to $87,699,000, $78,131,000 and $62,816,000 in fiscal 1996, 1995 and 1994, respectively.

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated remaining useful lives of the assets ranging from 3 to 49 years. Amortization of improvements to leased properties is based upon the shorter of the remaining term of the applicable lease or the estimated useful lives of such assets. In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards NO. 121 (SFAS NO.
121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS NO. 121 establishes recognition and measurement criteria for impairment losses when a company no longer expects to recover the carrying value of a long-lived asset. Based on management's evaluation, as of February 2, 1997, there is no impairment of long-lived assets.

    Investments and other assets include long-term deposits, lease rights and interests, which are being amortized over the life of the respective leases (5 to 49 years), and debt-issuance costs which are amortized over the life of the debt.

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

    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) NO. 25, Accounting for Stock Issued to Employees.

    Primary and fully diluted earnings per share were computed based on the weighted average number of common shares outstanding during the year, plus common stock equivalents consisting of shares subject to stock options and shares from assumed conversion of convertible debt. Earnings per share, number of shares and stock options for all periods have been restated to reflect a 3-for-2 stock split in February 1994 and September 1994.

    Impact of new accounting standards: In February 1997, Statement of Financial Accounting Standards NO. 128 (SFAS NO. 128), Earnings per Share was issued. SFAS NO. 128 requires dual presentation of basic EPS and diluted EPS on the face of all income statements issued after December 15, 1997 for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants and other convertible securities.

The pro forma effect assuming adoption of SFAS NO. 128 at the beginning of each period is presented below:

                                                 Year Ended
                              Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                              ------------     -------------     -------------
Pro forma
EPS
    Basic                           $  .89             $ .10            $ .78
    Diluted                         $  .86             $ .10            $ .75

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

    Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1996 presentation.


Note B  Property and Equipment

Property and equipment consist of the following:
Dollars in thousands                                                Feb. 2, 1997     Jan. 28, 1996
                                                                    ------------     -------------
Land and buildings                                                    $   11,046        $  11,008
Leasehold improvements                                                   138,465          113,040
Fixtures and equipment                                                    99,518           70,278
Construction in progress                                                   6,988           16,707
                                                                         256,017          211,033
Less accumulated depreciation and amortization                            83,924           63,731
Total property and equipment-net                                      $  172,093        $ 147,302

Note C  Borrowing Arrangements

Long-term debt consists of the following:
Dollars in thousands                                                Feb. 2, 1997     Jan. 28, 1996
                                                                    ------------     -------------
Convertible notes                                                     $   40,000                -
Senior notes                                                              40,000        $  40,000
Mortgage                                                                   6,654            6,780
Obligations under capital leases and other liabilities                     2,790              102
                                                                          89,444           46,882
Less current maturities                                                      125              125
Total long-term debt                                                  $   89,319        $  46,757

On April 15, 1996, the Company issued $40,000,000 principal amount of 5.25% convertible, subordinated notes due April 15, 2003 (Convertible Notes). Net proceeds from the transaction amounted to $38,607,000 and were used to provide the Company with a long-term source of working capital. Interest is payable semi-annually and began in October 1996. The Convertible Notes are convertible into shares of common stock at a conversion price of $26.10 per share (equivalent to a conversion rate of 38.3 shares per $1,000 principal amount). The conversion price is subject to adjustment in certain events, including stock splits and stock dividends. Except as discussed below, the Convertible Notes are redeemable at the option of the Company in the form of cash or common stock, on or after April 15, 1998, in whole or in part, at redemption prices (expressed as a percentage of principal amount) ranging from 103.75% to 100% in the last year. For the period April 15, 1998, through April 14, 2000, redemption may not occur unless the ratio of the stock price to the conversion price has achieved a minimum as defined in the agreement. In the event of a change in control, holders of the Convertible Notes may, at their option, require the Company to repurchase all or any portion of the principal amount. The agreement does not restrict the Company from incurring additional indebtedness.

    On August 8, 1995, the Company issued $40,000,000 principal amount of Senior Notes to reduce the Company's dependency on short-term bank borrowings and to fund new store and corporate infrastructure expansion. The Senior Notes are due on August 8, 2005, and interest is payable semi-annually at 7.2%. Annual principal payments of $5,714,000 begin on August 8, 1999, and continue through August 8, 2004. The remaining principal amount is due and payable upon maturity. The Senior Notes contain certain restrictive loan covenants, including minimum net-worth requirements, fixed-charge coverage ratios and limitations on current and funded debt.

    On April 1, 1994, the Company entered into an agreement with a bank for a $7,000,000 mortgage at LIBOR plus 1.25%. The Company then fixed the mortgage interest rate at 7.8% for the full term by entering into an interest-rate swap agreement with the bank. Interest and principal payments are due quarterly through March 2001. The mortgage is secured by the new corporate headquarters building purchased by the Company in December 1993.

    On March 29, 1996, the Company renewed its line of credit and entered into a second amended and restated credit agreement. The agreement consists of a single revolving credit facility for cash advances maturing May 1, 1997, and letters of credit maturing April 1, 1998. The aggregate amount under the facility varied during the year, from a minimum of $60,000,000 (with a maximum of $35,000,000 in the form of cash advances) up to $90,000,000 (with a maximum of $80,000,000 in the form of cash advances). The Company has a choice of interest rates between the bank's reference rate or the offshore dollar cost of funds plus .75%. The agreement contains certain restrictive loan covenants, including minimum debt-to-equity ratios, minimum tangible net worth, restrictions on capital expenditures and a prohibition on payment of cash dividends.

    At February 2, 1997, $60,000,000 and $25,000,000 were available in line-of-credit and letter-of-credit facilities, respectively, of which $0 and $22,848,000 were outstanding, respectively.

    The Company has a signed commitment to replace the existing agreement with a 360-day line of credit and letter of credit facility. The commitment provides for $60 million in cash advances and $35 million for letters of credit.

    Interest expense was $5,795,000, $4,703,000 and $1,509,000 for fiscal 1996,
1995 and 1994, respectively, excluding capitalized interest of $695,000 in fiscal 1996 and $663,000 in fiscal 1995. There was no capitalized interest in 1994. Interest paid was $5,404,000, $3,805,000 and $1,505,000 for the same periods.

    Accounts payable at February 2, 1997, and January 28, 1996, includes cash overdrafts of $15,465,000 and $17,285,000, respectively, for checks issued and not presented to the bank for payment.

    As of February 2, 1997, the Company's debt, including the Convertible Notes and assuming they are not converted, is scheduled to mature as follows: $125,000 in fiscal year 1997, $1,147,000 in fiscal 1998, $6,381,000 in fiscal 1999,
$6,244,000 in fiscal 2000, $6,026,000 in fiscal 2001 and $69,521,000 thereafter.

Note D  Income Taxes

The provision for income taxes consists of the following:

                                                Year Ended
Dollars in thousands          Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                              ------------     -------------     -------------
Current payable
    Federal                      $ 12,020           $  1,338        $  10,910
    State                           4,735                397            1,648
                                   16,755              1,735           12,558
Deferred
    Federal                           146                193            1,067
    State                            (446)               (91)             238
                                     (300)               102            1,305
                                 $ 16,455           $  1,837        $  13,863

Income taxes paid were $3,510,000, $10,453,000 and $11,535,000 for fiscal 1996,
1995 and 1994, respectively. A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

                                                                                            Year Ended
                                                                         Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                                                                         ------------     -------------     -------------
Federal income taxes at the statutory rate                                      35.0%             35.0%            35.0%
State income tax rate, less federal benefit                                      6.5%              6.5%             5.9%
Other                                                                             .5%               .5%              .6%
                                                                                42.0%             42.0%            41.5%

Significant components of the Company's deferred tax accounts are as follow:

                                              Feb. 2, 1997                  Jan. 28, 1996
Dollars in thousands                   Deferred          Deferred      Deferred           Deferred
                                      Tax Assets   Tax Liabilities   Tax Assets    Tax Liabilities
                                      ----------   ---------------   ----------    ---------------
Current:
    Compensation                        $  2,116                -      $  1,662                 -
    Inventory                              2,719                -         4,056                 -
    Accrued liabilities                    4,204          $    62         1,102          $    123
    Deferred catalog costs                     -            4,949             -             6,558
       Total current                       9,039            5,011         6,820             6,681
Non-Current:
    Depreciation                           2,352                -         5,059                 -
    Deferred rent                            741                -           859                 -
    Deferred lease incentives                  -            2,642             -             1,878
    Capital loss                           5,160                -         5,160                 -
    Valuation allowance                   (5,160)               -        (5,160)                -
       Total non-current                   3,093            2,642         5,918             1,878
       Total                            $ 12,132          $ 7,653      $ 12,738          $  8,559

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has a valuation allowance as of February 2, 1997, and January 28, 1996, due to the uncertainty of realizing future tax benefits from its capital loss carryforwards.

Note E  Leases

The Company leases store locations, its warehouses, call centers and certain equipment under operating and capital leases for original terms ranging from 3 to 25 years extending through 2015, except for one store lease with a 49-year term extending through 2040. Most store leases require the payment of minimum rentals against percentage rentals based on store sales. Certain leases contain renewal options for periods of up to 20 years.

    On January 2, 1996, the Company entered into an agreement to lease a 35,867-square-foot build-to-suit call center in Summerlin, Nevada. The lease covers a ten-year term with three optional five-year renewals. Rent commenced in August 1996 at an annual basic rent amount of $529,000 for each of the first five years of the lease and will increase to $598,000 annually for the remaining five years. In the event that the Company should require more space to support growth, the agreement includes an option to expand into an additional 17,920 square feet.

    In July 1996, the Company secured an additional 400,232-square-foot warehouse in Memphis, Tennessee to more efficiently process non-conveyable merchandise. The lease for the warehouse covers a nine-year term with termination rights available after the third and sixth years, subject to penalty fees. Rent commenced in July 1996 at a rate of $60,000 a month for the first ten months of the lease and is scheduled to increase to $92,000 a month for the following 26 months. For the remainder of the term, the rent will increase based on a rate to be determined using the Consumer Price Index but not to exceed five percent of the minimum rental payments.

Total rental expense for all operating leases was as follows:

                                                                   Year Ended
Dollars in thousands                            Feb. 2, 1997     Jan. 28, 1996     Jan. 29, 1995
                                                ------------     -------------     -------------
Minimum rent expense, stores                      $  33,133          $  27,462        $  21,766
Equipment rent                                        6,065              5,957            3,791
Contingent rent expense                               3,932              2,261            2,407
Total rent expense                                $  43,130          $  35,680        $  27,964

The aggregate minimum annual rental payments under noncancelable operating leases in effect at February 2, 1997, were as follow:

Dollars in thousands

Fiscal 1997                                                       $  41,463
Fiscal 1998                                                          39,598
Fiscal 1999                                                          36,263
Fiscal 2000                                                          34,801
Fiscal 2001                                                          32,554
Later years                                                         166,961
Total minimum lease commitment                                    $ 351,640

Note F  Related Party Lease Transactions

The Company's warehouse and distribution center is located in Memphis, Tennessee, and leased from two partnerships whose partners include directors, executive officers and/or significant shareholders of the Company. The distribution center consists of two separate facilities - one for mail-order operations and one for retail store operations.

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

Retail Store Operating Facility In August 1990, the Company entered into a separate agreement to lease a second distribution center, consisting of approximately 307,000 square feet adjacent to the existing distribution center in Memphis, Tennessee. The lessor is a partnership that includes Messrs. Lester, McMahan and Robert K. Earley, former Senior Vice President of Distribution. The partnership financed the construction of the distribution center through the sale of $10,550,000, 10.36% principal amount of industrial development bonds due August 2015.

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

    The following table reflects the aggregate activity under the Company's stock option plans:

                                                                                       Weighted
                                                                                        Average
                                                                      Options    Exercise Price
                                                                      -------    --------------
Balance at January 30, 1994                                         1,481,705          $   6.98
    Granted                                                           279,075             21.84
    Exercised                                                         256,145              4.57
    Canceled                                                           10,631             10.91
Balance at January 29, 1995                                         1,494,004             10.14
    Granted (weighted average fair value of $9.83)                    414,150             18.92
    Exercised                                                          84,791              6.58
    Canceled                                                          132,275             17.66
Balance at January 28, 1996                                         1,691,088             11.88
    Granted (weighted average fair value of $11.18)                   514,450             21.48
    Exercised                                                         117,177              9.32
    Canceled                                                          108,202             17.19
Balance at February 2, 1997                                         1,980,159          $  14.24

Exercisable, year-end 1995                                            722,573          $   8.32
Exercisable, year-end 1996                                            884,218          $  10.25

Options to purchase 694,654 shares were available for grant at year-end 1996.

The Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB NO. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

    Statement of Financial Accounting Standards NO. 123, "Accounting for Stock-Based Compensation" (SFAS NO. 123), requires the disclosure of proforma net earnings and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS NO. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.
    The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the proforma calculation; accordingly, the 1995 and 1996 proforma adjustments are not indicative of future period proforma adjustments. Had compensation cost been determined consistent with SFAS NO. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                   Year Ended
Dollars in thousands, except per share amounts           Feb. 2, 1997     Jan. 28, 1996
                                                         ------------     -------------
Net earnings
    As reported                                             $  22,742          $ 2,536
    Pro forma                                                  21,647            2,091
Primary net earnings per share
    As reported                                             $     .87          $   .10
    Pro forma                                                     .83              .08
Fully diluted net earnings per share
    As reported                                             $     .86          $   .10
    Pro forma                                                     .83              .08

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                   Year Ended
                                         Feb. 2, 1997     Jan. 28, 1996
                                         ------------     -------------
Dividend yield                                      -                -
Volatility                                      50.0%            50.0%
Risk-free interest                              6.26%            6.33%
Expected term (years)                             5.0              5.0

The following table summarizes information about fixed stock options outstanding at February 2, 1997.

                                              Options Outstanding                 Options Exercisable
                                                    Weighted     Weighted                       Weighted
                                      Number         Average      Average          Number        Average
                                 Outstanding     Contractual     Exercise  Exercisable at       Exercise
                                Feb. 2, 1997    Life (Years)        Price    Feb. 2, 1997          Price
                                ------------    ------------        -----    ------------          -----
Range of exercise prices
$  3.85- $  5.28                     466,404            4.3       $ 4.73          365,114        $ 4.60
$  5.89- $  8.37                     270,715            6.0         6.97          172,794          6.90
$ 11.56- $ 15.00                     249,200            6.9        14.13          146,500         14.11
$ 18.00- $ 26.88                     970,840            8.6        20.47          199,810         20.66
$ 28.69- $ 36.38                      23,000            9.7        31.79                -             -
$  3.85- $ 36.38                   1,980,159            7.1       $14.24          884,218        $10.25

Note H  Employee Profit-Sharing and Stock-Incentive Plan

In fiscal 1989, the Company established a defined contribution retirement plan, which is qualified under the Internal Revenue Code 401(a) and 401(k), for eligible employees. The amount of the annual profit-sharing contribution is determined by the Board of Directors subject to limitations based upon resolutions adopted by the directors.

    The plan permits employees to make salary-deferral contributions in accordance with Internal Revenue Code Section 401(k) regulations. The fund options were determined by the Administrative Committee and represent a money market reserve fund, a balanced mutual fund portfolio and Williams-Sonoma, Inc. stock. The Company matches a portion of the employee's contributions invested in Williams-Sonoma, Inc. stock under a predetermined formula. The Company's contributions under this plan vest on behalf of the employee over a five-year period.

    The Company accrued a profit-sharing contribution of $720,000 in fiscal 1996. The Company contributed $0 in fiscal 1995, and $770,000 in fiscal 1994.

Note I  Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards NO. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values at February 2, 1997, and January 28, 1996.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Shareholders of Williams-Sonoma, Inc.:

We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the Company) as of February 2, 1997, and January 28, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ending February 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of February 2, 1997, and January 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ending February 2, 1997, in conformity with generally accepted accounting principles.

                                               DELOITTE & TOUCHE LLP
                                               San Francisco, California
                                               March 26, 1997

                         QUARTERLY FINANCIAL INFORMATION

Fiscal 1996, dollars in thousands                                                       Quarter Ended
except per share amounts                                              April 28      July 28      October 27   February 2
                                                                      --------      -------      ----------   ----------
Net sales                                                            $157,396      $ 155,499      $171,154     $ 327,708
Gross profit                                                           54,621         53,855        62,632       147,472
Earnings (loss) before income taxes                                    (4,100)        (1,072)          398        43,971
Net earnings (loss)                                                    (2,378)          (622)          231        25,512
Primary earnings (loss) per share(1)                                 $   (.09)     $    (.02)     $    .01     $     .96
Fully diluted earnings (loss) per share(1)                           $   (.09)     $    (.02)     $    .01     $     .92

Fiscal 1995, dollars in thousands                                                       Quarter Ended
except per share amounts                                              April 30      July 30      October 29   January 28
                                                                      --------      -------      ----------   ----------
Net sales                                                            $118,160      $ 127,733      $138,363     $ 260,397
Gross profit                                                           44,382         43,628        48,130        98,178
Earnings (loss) before income taxes                                      (552)        (1,404)       (6,230)       12,559
Net earnings (loss)(2)                                                   (326)          (814)       (3,669)        7,345
Primary and fully diluted
    earnings (loss) per share                                        $   (.01)     $    (.03)     $   (.14)    $     .28

(1) The sum of the quarterly primary earnings per share does not agree to the year-to-date amount due to rounding differences. The sum of the quarterly fully-diluted earnings per share amounts does not agree to the year-to-date amount due to the effect of assumed conversion of the Convertible Notes in the fourth quarter and year-to-date.

(2) The fourth quarter ended January 28, 1996, includes an after-tax charge to net earnings of $1,679,000 ($.06 per share) primarily related to the reserves established for inventory.

Common Stock

Williams-Sonoma's common stock is traded on the Over-The-Counter Market under the NASDAQ symbol WSGC. The following table sets forth the high and low closing sales prices in the NASDAQ National Market System for the periods indicated.

    On March 21, 1997, there were 538 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance future growth, and it does not intend to pay cash dividends. In addition, the Company's bank line of credit prohibits payment of cash dividends (see Note C of Notes to Consolidated Financial Statements).

Fiscal 1996                                               High            Low
                                                          ----            ---
   1st Quarter                                           23 3/16       13 3/4
   2nd Quarter                                           29 1/4        18 3/16
   3rd Quarter                                           31            18 1/4
   4th Quarter                                           36 1/2        26 7/8

Fiscal 1995                                               High            Low
                                                          ----            ---
   1st Quarter                                           28            17 7/8
   2nd Quarter                                           24 1/2        16 3/4
   3rd Quarter                                           23 1/8        15 13/16
   4th Quarter                                           21 5/8        13 3/4

                              Williams-Sonoma, Inc.

                             Directors and Officers

W. Howard Lester
Director, Chairman of the Board
and Chief Executive Officer of the Company

Charles E. Williams
Director, Founder and
Vice Chairman of the Board of the Company

James M. Berry
Director, Executive Vice President, Finance
Belk Stores Services, Inc.

Nathan Bessin
Director, Managing Partner, J. Arthur Greenfield and Company,
Certified Public Accountants

Dennis A. Chantland
Executive Vice President,
Chief Administrative Officer and Secretary of the Company

Patrick J. Connolly
Director, Executive Vice President of the Company,
General Manager, Catalog

Millard S. Drexler
Director, Chief Executive Officer and President, The GAP, Inc.

Gary Friedman
Director, Chief Merchandising Officer of the Company and
President, Retail Division

F. Warren Hellman
Director, Partner, Hellman and Friedman

Richard Hunter
Senior Vice President of the Company,
International Operations and Development

John E. Martin
Director, Chairman and Chief Executive Officer,
PepsiCo Casual Restaurants International

James A. McMahan
Director, Chief Executive Officer, McMahan Furniture Company

G. Andrew Rich
Senior Vice President of the Company,
Human Resources

Williams-Sonoma, Inc.

Corporate Headquarters
Williams-Sonoma, Inc.
3250 Van Ness Avenue  San Francisco, CA  94109

Distribution Center
4300 Concorde Road  Memphis, TN 38118

Transfer Agent
ChaseMellon Shareholder Services, L.L.C.
50 California Street  10th Floor  San Francisco, CA 94111

Independent Auditors
Deloitte & Touche LLP  San Francisco, CA

Trademarks
A Catalog for Cooks, Gardeners Eden, Hold Everything,
Pottery Barn and Chambers are trademarks of Williams-Sonoma, Inc.