Form 10-K, Exhibit 13
period 1998-02-01
WILLIAMS SONOMA INC
filed 1998-04-22
CIK 719955

                                                                     EXHIBIT 13

                              WILLIAMS-SONOMA, INC.

                        FIVE-YEAR SELECTED FINANCIAL DATA


Dollars and amounts in thousands except
percentages, per-share amounts and retail
stores data                                     Feb. 1, 1998     Feb. 2, 1997(2) Jan. 28, 1996    Jan. 29, 1995    Jan. 30, 1994
                                                ------------     --------------- -------------    -------------    -------------
Results of Operations
Net sales                                         $  933,257       $  811,758       $  644,653       $  528,543       $  410,056
   Earnings before income taxes                       70,022           39,197            4,373           33,435           19,398
   Net earnings                                       41,347           22,742            2,536           19,572           11,221
   Basic earnings per-share(1)                          1.61              .89              .10              .78              .45
   Diluted earnings per-share(1)                        1.50              .86              .10              .75              .44
Financial position
   Working capital                                   134,524           96,568           39,076           49,506           40,405
   Long-term debt and other liabilities               89,789           89,319           46,757            6,781              587
   Total assets                                      477,229          404,417          319,096          217,878          167,604
   Shareholders' equity per-share
     (book value)(1)                              $     7.48       $     5.72       $     4.78       $     4.70       $     3.80
   Debt-to-equity ratio                                 46.5%            61.2%            38.4%             5.7%              .6%
Retail stores
   Store count
      Williams-Sonoma                                    152              145              139              120              113
        Classic                                           78               89               97              105              113
        Grande Cuisine                                    74               56               42               15               --
      Pottery Barn                                        88               76               67               57               57
        Classic                                           34               43               47               53               57
        Design Studio                                     54               33               20                4               --
      Hold Everything                                     32               32               32               35               37
      Outlets                                              4                3                2                2                2
   Number of stores at year-end                          276              256              240              214              209
   Comparable store sales growth                         2.8%             4.6%             3.4%            16.5%            13.8%
   Store selling area at year-end (sq. ft.)        1,015,778          839,112          690,256          537,969          487,883
   Gross leasable area at year-end (sq. ft.)       1,553,137        1,264,531        1,023,003          746,683          690,635
Catalog sales
   Catalogs mailed in year                           154,475          136,489          131,800          126,833           99,807
   Catalog sales growth                                 11.2%            19.1%            16.2%            55.0%            23.9%
   Catalog sales as percent of total sales              35.5%            36.7%            38.8%            40.8%            33.9%

Pro forma earnings per-share adjusted to reflect declared stock split (Note L):

Basic earnings per-share                          $      .81       $      .45       $      .05       $      .39       $      .22
Diluted earnings per-share                        $      .75       $      .43       $      .05       $      .37       $      .22


(1) Per-share amounts have been restated to reflect the adoption of SFAS NO. 128 in fiscal 1997 and the 3-for-2 stock splits in February 1994 and September 1994.

(2)     The year ended February 2, 1997, includes 53 weeks.

                              WILLIAMS-SONOMA, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS



NET SALES

Net sales consist of the following components:

                          52 Weeks Ended              53 Weeks Ended           52 Weeks Ended
Dollars in thousands   Feb. 1, 1998   % Total    Feb. 2, 1997    % Total  Jan. 28, 1996    % Total
                       ------------   -------    ------------    -------  -------------    -------
Retail sales             $601,738       64.5%      $513,592       63.3%      $394,281       61.2%
Catalog sales             331,519       35.5%       298,166       36.7%       250,372       38.8%
Total net sales          $933,257      100.0%      $811,758      100.0%      $644,653      100.0%

Net sales for Williams-Sonoma, Inc. and subsidiaries (the company) for the 52 weeks ended February 1, 1998 (fiscal 1997) were $933,257,000 - an increase of $121,499,000 or 15% over net sales for the 53 weeks ended February 2, 1997 (fiscal 1996). Net sales for fiscal 1996 increased 26% over net sales for the 52 weeks ended January 28, 1996 (fiscal 1995).


RETAIL SALES

                                                                          Year Ended
Dollars in thousands                                       Feb. 1, 1998   Feb. 2, 1997   Jan. 28, 1996
                                                           ------------   ------------   -------------
Retail sales                                                 $601,738       $513,592       $394,281
Retail growth percentage                                         17.2%          30.3%          28.3%
Comparable store sales growth                                     2.8%           4.6%           3.4%
Number of stores - beginning of year                              256            240            214
Number of new stores                                               44             30             43
Number of closed stores                                            24             14             17
Number of stores at year-end                                      276            256            240
Store selling area at year-end (sq. ft.)                    1,015,778        839,112        690,256

Retail sales for fiscal 1997 increased 17% over retail sales for fiscal 1996 primarily due to new store openings. During fiscal 1997, the company opened 44 stores (18 large-format Williams-Sonoma, 21 large-format Pottery Barn, 3 Hold Everything and 2 outlets), and closed 24 smaller stores (11 Williams-Sonoma, 9 Pottery Barn, 3 Hold Everything and 1 outlet). Pottery Barn, with 32% of the store locations at the end of fiscal 1997, accounted for 72% and 61% of retail sales growth in fiscal 1997 and fiscal 1996, respectively. Retail sales in fiscal 1996 increased 30% over retail sales in fiscal 1995, principally due to a net increase of 16 stores.
   Comparable store sales are defined as sales from stores whose gross square feet did not change by more than 20% in the previous 12 months and which have been open for at least 12 months. Comparable store sales are compared monthly for purposes of this analysis. In any given period, the set of stores comprising comparable stores may be different than the comparable stores in the previous period, depending on store opening and closing activity. Comparable store sales grew 2.8% in fiscal 1997 and 4.6% in fiscal 1996.
   The prototypical 1997 large-format stores range from 5,700 - 9,000 selling square feet (7,700 - 16,400 leased square feet) for Pottery Barn stores and 2,800 - 4,600 selling square feet (4,200 - 6,200 leased square feet) for Williams-Sonoma, and are intended to enable the company to display merchandise more effectively. As of the end of fiscal 1997, 128 stores (74 Williams-Sonoma and 54 Pottery Barn) were in the large format, comprising 64.6% of the company's total selling square footage. Large-format stores accounted for 58% of retail sales in fiscal 1997, as compared to 34% in fiscal 1995. Large-format stores accounted for 50% of comparable store sales in fiscal 1997, as compared to 30% in fiscal 1996 and 5% in fiscal 1995. In 1998, the company plans to increase leased square footage by approximately 21%.

                              WILLIAMS-SONOMA, INC.


CATALOG SALES

Catalog sales in fiscal 1997 and fiscal 1996 increased 11.2% and 19.1%, respectively, over those of the prior year. The total number of catalogs mailed in these periods increased 13.2% in fiscal 1997, and 3.6% in fiscal 1996. The majority of the increased circulation in fiscal 1997 and fiscal 1996 was in markets with stores. The purpose of this strategy is to build brand recognition and support new store openings. Typically, mailings into these areas generate less revenue for the catalog division than mailings into non-store markets.

The following table reflects catalog-sales growth (loss) percentages by concept:

                                                                           Year Ended
                                                           Feb. 1, 1998    Feb. 2, 1997   Jan. 28, 1996
                                                           ------------    ------------   -------------
Williams-Sonoma                                                 13.0%          13.4%           5.8%
Pottery Barn                                                    18.1%          27.6%          40.0%
Hold Everything                                                 11.7%          12.3%          14.1%
Gardeners Eden                                                 (5.3%)           8.7%         (4.0%)
Chambers                                                       (7.8%)          22.7%           1.2%
Total catalog                                                   11.2%          19.1%          16.2%

Combined sales for Williams-Sonoma and Pottery Barn, the company's primary concepts, were 70.2% of total catalog sales in fiscal 1997. Pottery Barn, which represented 43.4% of total catalog sales in fiscal 1997, accounted for 66.1% of total catalog sales growth in fiscal 1997 and 55.2% in fiscal 1996. This reflects the company's development of the Pottery Barn assortment over the last several years and the enhanced consumer brand recognition achieved through the Pottery Barn catalog and Design Studio stores. Other factors contributing to catalog sales growth were an improved in-stock position and a reduction in Pottery Barn merchandise returns.
   In 1997, the company continued to explore changes to the merchandise content and mailing strategies for its Gardeners Eden and Chambers catalogs.


COST OF GOODS SOLD AND OCCUPANCY

Cost of goods sold and occupancy expenses expressed as a percent of net sales in fiscal 1997 declined 1.1 percentage points to 59.7% from 60.8% in fiscal 1996. Merchandise margin improved 1.1 percentage points, principally due to lower cost of merchandise. Occupancy expenses expressed as a percentage of net sales remained flat. The Las Vegas call center opened in the third quarter of fiscal 1996. Increases in the occupancy expense rate in the Las Vegas call center were offset by improvements in the corporate and Memphis distribution-center occupancy-expense rates as a result of increased sales volume.
   In fiscal 1996, cost of goods sold and occupancy expenses expressed as a percent of net sales decreased 2.9 percentage points from the prior year. Merchandise margin improved 3.0 percentage points, as compared to fiscal 1995, primarily as a result of markdowns taken in the fourth quarter of fiscal 1995 to reduce overstocks and slow-moving items. Occupancy expense as a percent of net sales remained relatively flat as compared to fiscal 1995.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses expressed as a percent of net sales declined 1.4 percentage points in fiscal 1997 to 32.4% from 33.8% in fiscal 1996. Almost half of the improvement is due to lower advertising expense rates in the catalog and retail divisions. The remainder of the decrease is primarily attributable to lower employment rates and lower shipping expense rates for the catalog division and lower corporate employment rates as a result of increased sales volume. In fiscal 1996, selling, general and administrative expenses as a percent of net sales decreased 1.2 percentage points to 33.8% from 35.0% in fiscal 1995. The majority of the improvement was attributable to lower advertising expense rates.
   The company's San Francisco call center, which primarily serviced Pottery Barn, was previously located in one of the company's two corporate headquarters facilities. In order to support the sales growth in Pottery Barn and growth of the company's corporate staff, management made the decision in fiscal 1997 to close this call center and to utilize the space for corporate offices. The call center was closed in January of 1998, and as a result the company recorded a fourth quarter pre-tax charge of $2,335,000 for severance and other employment-related costs associated with the closure. A new call center is scheduled to open in Oklahoma City, Oklahoma, in the third quarter of 1998.

                              WILLIAMS-SONOMA, INC.


YEAR 2000 COMPLIANCE

As is the case with most other companies using computers in their operations, the company is in the process of addressing the "Year 2000" problem. The company has conducted a review of its computer systems to identify those areas that could be affected by the Year 2000 issue and is developing an implementation strategy.
   In addition, the company is in the process of communicating with those with whom it does significant business, to determine their Year 2000 readiness and the extent to which the company is vulnerable to any third-party Year 2000 issues. However, there can be no guarantee that the systems of other companies on which the company is reliant will be converted timely, or that a failure by another company to convert would not have a materially adverse effect on the company.
   The company will utilize both internal and external resources to reprogram or replace, and test all of its systems for Year 2000 compliance. The company expects to complete the project by mid-1999. The estimated cost for the remediation and testing of computer applications could range as high as $4.5 million over the two year period from 1998 to 1999. The company presently believes, with modification to existing software and converting to new software, the Year 2000 problem will not pose significant operational risk. Failure by the company and/or vendors to complete Year 2000 compliance work in a timely manner could have a materially adverse effect on the company's operations.


INTEREST EXPENSE

Net interest expense decreased $1,175,000, from $4,965,000 in fiscal 1996 to $3,790,000 in fiscal 1997, primarily as a result of increased interest income. The increase in investment income is principally due to the $78,802,000 of cash and equivalents with which the company started fiscal 1997. Such cash enabled the company to fund substantially all of its operating and investing requirements with a minimum of short-term debt. As a result, the average short-term investment balance in fiscal 1997 was approximately $35,290,000, as compared to average short-term borrowings of $12,186,000 in fiscal 1996. Net interest expense in fiscal 1996 increased $438,000 over net interest expense in fiscal 1995.


INCOME TAXES

The company's effective tax rate was 41.0% for fiscal 1997, as compared to 42% in fiscal 1996 and fiscal 1995. These rates reflect the effect of aggregate state tax rates based on the mix of retail sales and catalog sales in the various states in which the company has sales or conducts business.


LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in fiscal 1997 was $75,873,000, a decrease of $34,869,000 from the $110,742,000 of cash generated by operating activities in fiscal 1996. The majority of the change is due to the change in inventory levels. The company's inventory levels at the beginning of fiscal 1996 were in excess of the company's requirements based on planned sales growth. As a result, in the first two quarters of 1996 the company was liquidating inventories to reduce overstocks and slow-moving items. At the start of fiscal 1997, due to improved merchandise planning and control, the company was in the more typical position of building inventories in response to growth and seasonal requirements. Merchandise levels in fiscal 1998 are expected to remain at the current ratio of inventory to forecasted sales, and inventory on hand will continue to increase in response to higher sales and new stores.

                             WILLIAMS-SONOMA, INC.

   Net cash used in investing activities for fiscal 1997 was $59,146,000. Approximately $46,684,000 was spent on new stores, and approximately $8,948,000 was used for information systems. The company is planning approximately $70,000,000 to $75,000,000 of gross capital expenditures in fiscal 1998, including $10,000,000 for information systems.
   Cash provided by financing activities in fiscal 1997 was $1,685,000, most of which was provided through exercises of stock options. Cash provided by financing activities for fiscal 1996 was $9,906,000, and included the replacement of certain short-term borrowings with long-term debt. On April 15, 1996, the company sold $40,000,000 of 5.25% convertible, subordinated notes due 2003 ("Convertible Notes"). The Convertible Notes are convertible into shares of the company's common stock at a conversion price of $26.10 per share (or 38.3 shares per $1,000 principal amount). Proceeds from the notes were used primarily to reduce bank borrowings. The company has notified the holders of the Convertible Notes of its intention to redeem the Convertible Notes in April 1998, and the company anticipates that substantially all of the Convertible Notes will be converted into common stock at that time.
   The company has a 364-day syndicated line-of-credit facility expiring on May 29, 1998, which provides for $60,000,000 to $90,000,000 in cash advances, depending on seasonal requirements. The agreement contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period, and a prohibition on payment of cash dividends. Additionally, the company has a $35,000,000 letter-of-credit agreement with its lead bank. The company is currently in negotiations with its banks, and expects to replace this facility with a new agreement having similar terms prior to the May 29, 1998, expiration date.


IMPACT OF INFLATION

The impact of inflation on results of operations has not been significant.


SEASONALITY

The company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the company's sales and net income have been realized during the period from October through December, and levels of net sales and net income have generally been significantly lower during the period from February through September. The company believes this is the general pattern associated with the catalog and retail industries. In anticipation of its peak season, the company hires a substantial number of additional employees in its retail stores and catalog processing and distribution areas, and incurs significant fixed catalog production and mailing costs.


FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Annual Report to Shareholders are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the company's ability to continue to improve planning and control processes and other infrastructure issues; the potential for construction and other delays in store openings; a limited operating history for the company's new large-format stores; the potential for changes in consumer spending patterns, consumer preferences and overall economic conditions; the company's dependence on foreign suppliers; and increasing competition in the specialty retail business. Other factors that could cause actual results to differ materially from those set forth in such forward-looking statements include the risks and uncertainties detailed in the company's most recent annual report on Form 10-K and its other filings with the Securities and Exchange Commission.

                              WILLIAMS-SONOMA, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS




Dollars and shares in thousands,                                 Year Ended
except per-share amounts                           Feb. 1, 1998  Feb. 2, 1997   Jan. 28, 1996
                                                   ------------  ------------   -------------
Net sales                                             $933,257      $811,758      $644,653
Costs and expenses
   Cost of goods sold and occupancy                    556,776       493,179       410,335
   Selling, general and administrative                 302,669       274,417       225,418
   Interest expense - net                                3,790         4,965         4,527
Earnings before income taxes                            70,022        39,197         4,373
Income taxes                                            28,675        16,455         1,837
Net earnings                                            41,347        22,742         2,536
Basic earnings per-share                                  1.61           .89           .10
Diluted earnings per-share                                1.50           .86           .10
Average number of common shares outstanding
   Basic                                                25,648        25,463        25,362
   Diluted                                              28,333        27,501        26,138

Pro forma earnings per-share adjusted to reflect declared stock split (Note L):

Basic earnings per-share                                   .81           .45           .05
Diluted earnings per-share                            $    .75      $    .43      $    .05
Average number of common shares outstanding
   Basic                                                51,297        50,927        50,724
   Diluted                                              56,666        55,001        52,276


See Notes to Consolidated Financial Statements.


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                 Common Stock           Retained
Dollars and shares in thousands                               Shares       Amount       Earnings       Total
                                                              ------       ------       --------       -----
Balance at January 29, 1995                                   25,342      $ 47,416      $ 70,800      $118,216
   Issuance pursuant to stock option plans and tax
      benefit from sale of optioned stock by employees            85           901            --           901
   Net earnings                                                   --            --         2,536         2,536
Balance at January 28, 1996                                   25,427        48,317        73,336       121,653
   Issuance pursuant to stock option plans and tax
      benefit from sale of optioned stock by employees           117         1,643            --         1,643
   Net earnings                                                   --            --        22,742        22,742
Balance at February 2, 1997                                   25,544        49,960        96,078       146,038
   Issuance pursuant to stock option plans and tax
      benefit from sale of optioned stock by employees           296         5,813            --         5,813
   Net earnings                                                   --            --        41,347        41,347
Balance at February 1, 1998                                   25,840      $ 55,773      $137,425      $193,198

                             WILLIAMS-SONOMA, INC.

                           CONSOLIDATED BALANCE SHEETS

Dollars in thousands, except share amounts                         Feb. 1, 1998  Feb. 2, 1997
                                                                   ------------  ------------
ASSETS

Current assets
   Cash and cash equivalents                                         $ 97,214      $ 78,802
   Accounts receivable (less allowance for doubtful
      accounts of $206 and $186)                                       15,238        11,918
   Merchandise inventories                                            132,451       110,702
   Prepaid expenses and other assets                                    7,991         8,674
   Prepaid catalog expenses                                            13,596        11,925
   Deferred income taxes                                                3,680         4,028
   Total current assets                                               270,170       226,049
Property and equipment - net                                          201,020       172,093
Investments and other assets (less accumulated
   amortization of $1,448 and $1,076)                                   6,039         5,824
Deferred income taxes                                                      --           451
Total assets                                                         $477,229      $404,417


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                  $ 58,496      $ 64,409
   Accrued expenses                                                    15,619        12,514
   Accrued salaries and benefits                                       15,863        16,116
   Customer deposits                                                   19,617        13,801
   Income taxes payable                                                17,216        15,715
   Current portion of long-term obligations                               125           125
   Other liabilities                                                    8,710         6,801
   Total current liabilities                                          135,646       129,481
Deferred lease credits                                                 56,157        39,579
Long-term debt and other liabilities                                   89,789        89,319
Deferred tax liability                                                  2,439            --
Shareholders' equity
   Preferred stock, $.01 par value,
      authorized 7,500,000 shares, none issued                             --            --
   Common Stock, $.01 par value, authorized 126,562,500 shares, issued and outstanding, 25,840,359 and 25,543,887 shares,
      respectively                                                     55,773        49,960
   Retained earnings                                                  137,425        96,078
   Total shareholders' equity                                         193,198       146,038
Total liabilities and shareholders' equity                           $477,229      $404,417


See Notes to Consolidated Financial Statements

                              WILLIAMS-SONOMA, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    Year Ended
Dollars in thousands                                               Feb. 1, 1998     Feb. 2, 1997     Jan. 28, 1996
                                                                   ------------     ------------     -------------
Cash flows from operating activities:
Net earnings                                                         $  41,347        $  22,742        $   2,536
Adjustments to reconcile net earnings to net cash provided
   by operating activities:
   Depreciation and amortization                                        28,871           24,332           16,476
   Loss (gain) on disposal of assets and store closing reserve            (132)           1,826              740
   Amortization of deferred lease incentives                            (4,853)          (3,462)          (1,950)
   Change in deferred income taxes                                       3,238             (300)             101
   Tax benefit from sale of optioned stock by employees                  3,507              619              343
   Reserve for closure of San Francisco call center                      2,335               --               --
   Other                                                                   687               --               --
Change in:
   Accounts receivable                                                  (3,320)           1,239           (7,614)
   Merchandise inventories                                             (21,749)          10,901          (33,654)
   Prepaid catalog expenses                                             (1,671)           3,688           (4,408)
   Prepaid expenses and other assets                                       683           (2,168)            (657)
   Accounts payable                                                     (5,913)           6,114            8,938
   Accrued expenses and other liabilities                                9,911           16,980           11,783
   Deferred lease incentives                                            21,431           14,463           16,650
   Income taxes payable                                                  1,501           13,768           (6,382)
Net cash provided by operating activities                               75,873          110,742            2,902
Cash flows from investing activities:
   Purchase of property and equipment                                  (59,299)         (47,627)         (86,513)
   Other                                                                   153            1,615              739
Net cash used in investing activities                                  (59,146)         (46,012)         (85,774)
Cash flows from financing activities:
   Borrowings under line-of-credit                                      41,000          192,480          226,600
   Repayments under line-of-credit                                     (41,000)        (222,080)        (197,000)
   Proceeds from issuance of long-term debt                                 --           40,000           40,000
   Debt issuance costs                                                      --           (1,393)            (460)
   Repayments of long-term debt                                           (621)            (125)            (141)
   Proceeds from exercise of stock options                               2,306            1,024              558
Net cash provided by financing activities                                1,685            9,906           69,557
Net increase (decrease) in cash and cash equivalents                    18,412           74,636          (13,315)
Cash and cash equivalents at beginning of year                          78,802            4,166           17,481
Cash and cash equivalents at end of year                             $  97,214        $  78,802        $   4,166


See Notes to Consolidated Financial Statements

                              WILLIAMS-SONOMA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company and its subsidiaries are specialty retailers of products for the home, which are merchandised through five direct-mail catalogs and three retail businesses: Williams-Sonoma, Pottery Barn, Hold Everything, Chambers (catalog only) and Gardeners Eden (catalog only). Based on net sales, retail accounts for 64.5% of the business and catalog accounts for 35.5%. The principal concepts in both retail and catalog are Williams-Sonoma and Pottery Barn, which sell cookware essentials and contemporary tableware and home furnishings, respectively. The catalogs reach customers throughout the United States, while the three retail businesses currently operate 276 stores in 37 states and Washington D.C. These consolidated financial statements include Williams-Sonoma, Inc. and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.
   The company's fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal years 1997, 1996 and 1995 ended on February 1, 1998, February 2, 1997, and January 28, 1996, respectively. The years ended February 1, 1998, February 2, 1997, and January 28, 1996, include 52 weeks, 53 weeks and 52 weeks respectively.
   Cash equivalents consist of short-term investments with original maturities of 90 days or less.
   Merchandise inventories are stated at the lower of cost (moving weighted-average method) or market. Approximately 40% of the company's merchandise is foreign-sourced, primarily from Europe and Asia.
   Prepaid catalog expenses consist of the cost to produce, print and distribute catalogs. Such costs are amortized over the expected sales volume of each catalog. Typically, over 90% of the cost of a catalog is amortized in the first four months. At February 1, 1998, and February 2, 1997, $13,596,000 and $11,925,000, respectively, of prepaid advertising was reported as current assets. Catalog advertising expenses amounted to $94,169,000, $87,699,000 and $78,131,000 in fiscal 1997, 1996 and 1995, respectively.
   Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated remaining useful lives of the assets ranging from 3 to 49 years. Amortization of improvements to leased properties is based upon the shorter of the remaining term of the applicable lease or the estimated useful lives of such assets. In 1996, the company adopted the provisions of Statement of Financial Accounting Standards NO. 121 (SFAS NO.
121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." SFAS NO. 121 establishes recognition and measurement criteria for impairment losses when a company no longer expects to recover the carrying value of a long-lived asset. Based on management's evaluation, as of February 1, 1998, there is no impairment of long-lived assets.
   Investments and other assets include long-term deposits, lease rights and interests, which are being amortized over the life of the respective leases (5 to 49 years), and debt-issuance costs which are amortized over the life of the debt.
   Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the initial lease term. For leases which contain fixed escalations of the minimum-annual-lease payment during the original term of the lease, the company recognizes rental expense on a straight-line basis, and records the difference between rent expense and the amount currently payable as deferred lease incentives.
   The company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) NO. 25, Accounting for Stock Issued to Employees.
   Impact of new accounting standards: In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards NO. 130 "Reporting Comprehensive Income", which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources; and NO. 131 "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the company's consolidated financial position, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for fiscal years beginning after December 15, 1997.


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

                              WILLIAMS-SONOMA, INC.


Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1997 presentation.


NOTE B: PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Dollars in thousands                               Feb. 1, 1998   Feb. 2, 1997
                                                   ------------   ------------
Land and buildings                                   $ 11,046       $ 11,046
Leasehold improvements                                169,280        138,465
Fixtures and equipment                                116,033         99,518
Construction in progress                                9,910          6,988
                                                      306,269        256,017
Less accumulated depreciation and amortization        105,249         83,924
Total property and equipment - net                   $201,020       $172,093


NOTE C: BORROWING ARRANGEMENTS

Long-term debt consists of the following:

Dollars in thousands                                                     Feb. 1, 1998    Feb. 2, 1997
                                                                         ------------    ------------
Convertible notes                                                           $40,000        $ 40,000
Senior notes                                                                 40,000          40,000
Mortgage                                                                      6,530           6,654
Obligations under capital leases and other liabilities                        3,384           2,790
                                                                             89,914          89,444
Less current maturities                                                         125             125
Total long-term debt                                                        $89,789        $ 89,319

On April 15, 1996, the company issued $40,000,000 principal amount of 5.25% convertible, subordinated notes due April 15, 2003 (Convertible Notes). Net proceeds from the transaction amounted to $38,607,000 and were used to provide the company with a long-term source of working capital. Interest is payable semi-annually and began October 1996. The Convertible Notes are convertible into shares of common stock at a conversion price of $26.10 per share (equivalent to a conversion rate of 38.3 shares per $1,000 principal amount). The conversion price is subject to adjustment in certain events, including stock splits and stock dividends. Except as discussed below, the Convertible Notes are redeemable at the option of the company in the form of cash or common stock, on or after April 15, 1998, in whole or in part, at redemption prices (expressed as a percentage of principal amount) ranging from 103.75% to 100% in the last year. For the period April 15, 1998, through April 14, 2000, redemption may not occur unless the ratio of the stock price to the conversion price has achieved a minimum as defined in the agreement. In the event of a change in control, holders of the Convertible Notes may, at their option, require the company to repurchase all or any portion of the principal amount. The agreement does not restrict the company from incurring additional indebtedness. The company has notified the holders of the Convertible Notes of its intentions to redeem the Convertible Notes in April 1998, and the company anticipates that substantially all of the Convertible Notes will be converted into common stock at that time.
   On August 8, 1995, the company issued $40,000,000 principal amount of Senior Notes to reduce the company's dependency on short-term bank borrowings and to fund new store and corporate infrastructure expansion. The Senior Notes are due on August 8, 2005, and interest is payable semi-annually at 7.2%. Annual principal payments of $5,714,000 begin on August 8, 1999, and continue through August 8, 2004. The remaining principal amount is due and payable upon maturity. The Senior Notes contain certain restrictive loan covenants, including minimum net-worth requirements, fixed-charge coverage ratios and limitations on current and funded debt.

                             WILLIAMS-SONOMA, INC.

   On April 1, 1994, the company entered into an agreement with a bank for a $7,000,000 mortgage at LIBOR plus 1.25%. The company then fixed the mortgage interest rate at 7.8% for the full-term by entering into an interest-rate swap agreement with the bank. Interest and principal payments are due quarterly through March 2001. The mortgage is secured by the new corporate headquarters building purchased by the company in December 1993.
   The company has a 364-day syndicated line-of-credit facility expiring on May 29, 1998, which provides for $60,000,000 to $90,000,000 in cash advances, depending on seasonal requirements. The agreement contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period and a prohibition on payment of cash dividends. Additionally, the company has a $35,000,000 letter-of-credit agreement with its lead bank. The company is currently in negotiations with its banks and expects to replace this facility with a new agreement having similar terms prior to the May 29, 1998 expiration date.
   At February 1, 1998, $60,000,000 and $35,000,000 were available in line-of-credit and letter-of-credit facilities, respectively, of which $0 and $24,370,000 were outstanding, respectively.
   Interest expense was $5,705,000, $5,795,000 and $4,703,000 for fiscal 1997,
1996 and 1995, respectively, excluding capitalized interest of $348,000 in fiscal 1997, $695,000 in fiscal 1996 and $663,000 in fiscal 1995. Interest paid was $5,828,000, $5,404,000 and $3,805,000 for the same periods.
   Accounts payable at February 1, 1998, and February 2, 1997, includes cash overdrafts of $16,640,000 and $15,465,000, respectively, for checks issued and not presented to the bank for payment.
   As of February 1, 1998, the company's debt, including the Convertible Notes and assuming they are not converted, is scheduled to mature as follows: $125,000 in fiscal year 1998, $6,906,000 in fiscal 1999, $6,243,000 in fiscal 2000,
$12,054,000 in fiscal 2001, $5,878,000 in fiscal 2002 and $58,708,000 thereafter.


NOTE D: INCOME TAXES

The provision for income taxes consists of the following:

                                                                              Year Ended
Dollars in thousands                                       Feb. 1, 1998   Feb. 2, 1997   Jan. 28, 1996
                                                           ------------   ------------   -------------
Current payable
   Federal                                                    $20,261       $ 12,020       $  1,338
   State                                                        5,176          4,735            397
   Total current                                               25,437         16,755          1,735
Deferred
   Federal                                                      2,609            146            193
   State                                                          629           (446)           (91)
   Total deferred                                               3,238           (300)           102
   Total provision                                            $28,675       $ 16,455       $  1,837

Income taxes paid were $20,702,000, $3,510,000 and $10,453,000 in fiscal 1997,
1996 and 1995, respectively. A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

                                                                             Year Ended
                                                           Feb. 1, 1998   Feb. 2, 1997   Jan. 28, 1996
                                                           ------------   ------------   -------------
Federal income taxes at the statutory rate                      35.0%          35.0%          35.0%
State income tax rate, less federal benefit                      5.5%           6.5%           6.5%
Other                                                             .5%            .5%            .5%
                                                                41.0%          42.0%          42.0%

                              WILLIAMS-SONOMA, INC.

Significant components of the company's deferred tax accounts are as follows:

                                         Feb. 1, 1998                      Feb. 2, 1997
Dollars in thousands                Deferred        Deferred         Deferred         Deferred
                                   Tax Assets    Tax Liabilities    Tax Assets    Tax Liabilities
                                   ----------    ---------------    ----------    ---------------
Current:
   Compensation                     $  3,607               --        $  2,116               --
   Inventory                           3,026               --           2,719               --
   Accrued liabilities                 2,738         $    185           4,204         $     62
   Deferred catalog costs                 --            5,506              --            4,949
   Total current                       9,371            5,691           9,039            5,011

Non-current:
   Depreciation                          160               --           2,352               --
   Deferred rent                         752               --             741               --
   Deferred lease incentives              --            3,351              --            2,642
   Capital loss                        5,160               --           5,160               --
   Valuation allowance                (5,160)              --          (5,160)              --
   Total non-current                     912            3,351           3,093            2,642
   Total                            $ 10,283         $  9,042        $ 12,132         $  7,653

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The company has a valuation allowance as of February 1, 1998, and February 2, 1997, due to the uncertainty of realizing future tax benefits from its capital loss carryforwards.


NOTE E: LEASES

The company leases store locations, its warehouses, call centers and certain equipment under operating and capital leases for original terms ranging from 3 to 25 years extending through 2018, except for one store lease with a 49-year term extending through 2040. Most store leases require the payment of minimum rentals against percentage rentals based on store sales. Certain leases contain renewal options for periods of up to 20 years.
   On January 2, 1996, the company entered into an agreement to lease a 35,867-square-foot build-to-suit call center in Summerlin, Nevada. The lease covers a ten-year term with three optional five-year renewals. Rent commenced in August 1996 at an annual basic rent amount of $529,000 for each of the first five years of the lease and will increase to $598,000 annually for the remaining five years. In the event that the company should require more space to support growth, the agreement includes an option to expand into an additional 17,920 square feet.
   In July 1996, the company secured an additional 400,232-square-foot warehouse in Memphis, Tennessee, to more efficiently process non-conveyable merchandise. The lease for the warehouse covers a nine-year term with termination rights available after the third and sixth years, subject to penalty fees. Rent commenced in July 1996 at a rate of $60,000 a month for the first ten months of the lease and increased to $92,000 a month for the following 26 months. For the remainder of the term, the rent will increase based on a rate to be determined using the Consumer Price Index but not to exceed five percent of the minimum rental payments.
   On February 13, 1998 the company entered into an agreement to lease a 35,862 square-foot build-to-suit call center in Oklahoma City, Oklahoma. The lease covers a ten-year term with three optional five-year renewals. Rent will commence in August 1998 at an annual basic rent of $506,000 for each of the first five years of the lease, and will increase to $550,000 annually for the remaining five years. These minimum rental payments have been included in the following table. In the event that the company should require more space to support growth, the agreement includes an option to expand into an additional 15,000 square feet.

                              WILLIAMS-SONOMA, INC.

Total rental expense for all operating leases was as follows:

                                                                          Year Ended
Dollars in thousands                                      Feb. 1, 1998    Feb. 2, 1997   Jan. 28, 1996
                                                          ------------    ------------   -------------
Minimum rent expense, stores                                  $39,011       $ 33,133       $ 27,462
Equipment rent                                                  6,767          6,065          5,957
Contingent rent expense                                         2,004          3,932          2,261
Total rent expense                                            $47,782       $ 43,130       $ 35,680

The aggregate minimum annual rental payments under noncancelable operating leases in effect at February 1, 1998, were as follow:

Dollars in thousands
Fiscal 1998                                                                                $ 46,870
Fiscal 1999                                                                                  43,953
Fiscal 2000                                                                                  41,641
Fiscal 2001                                                                                  39,676
Fiscal 2002                                                                                  37,740
Later years                                                                                 200,192
Total minimum lease commitment                                                             $410,072


NOTE F: RELATED PARTY LEASE TRANSACTIONS

The company's warehouse and distribution center is located in Memphis, Tennessee, and leased from two partnerships whose partners include directors, executive officers and/or significant shareholders of the company. The distribution center consists of two separate facilities - one for mail-order operations and one for retail-store operations.


Mail-Order Operating Facility In July 1984, the company entered into an agreement to lease a 243,000-square-foot distribution center. The lessor is a partnership comprised of W. Howard Lester, chairman, chief executive officer and significant shareholder of the company, and James A. McMahan, a director and significant shareholder of the company and member of the Compensation and Audit Committees. The partnership financed the construction through the sale of $6,300,000 principal amount of industrial development bonds due June 2008. The lease had an initial, noncancelable term of ten years expiring on June 30, 1994, with two optional five-year renewals by the company. In December 1985, the partnership financed the construction of an additional 190,000 square feet of space through the sale of $2,900,000 principal amount of industrial development bonds due 2010. The company's lease with the partnership was amended to include additional rent plus interest on the new bonds for the same lease term as the original lease. In December 1993, the company exercised the two five-year renewal options and is now obligated to lease the space until June 30, 2004. Effective July 1, 1994, the fixed basic monthly rent is $51,500. Rental payments consist of the basic monthly rent, plus interest on the bonds (a floating rate equal to 55% of the prime rate of a designated bank), applicable taxes, insurance and maintenance expenses. In connection with the December 1993 transaction, both the partnership and the company provided to an unaffiliated bank an indemnity against certain environmental liabilities.


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

                              WILLIAMS-SONOMA, INC.

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


NOTE G: EARNINGS PER-SHARE

In 1997, the company adopted the provisions of Statement of Financial Accounting Standards NO. 128 (SFAS 128), "Earnings per-share". SFAS 128 requires dual presentation of two earnings per-share (EPS) amounts, basic EPS and diluted EPS, on the face of all income statements instead of primary and fully diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised or the Convertible Notes were converted into common stock. EPS for all periods presented has been restated to reflect the adoption of SFAS 128.

The following is a reconciliation of net income (numerator) and the number of shares (denominator) used in the basic and diluted EPS computations:

Dollars and amounts in thousands                                             Weighted
except per-share amounts                                         Net          Average       Per-Share
                                                              Earnings         Shares         Amount
                                                              --------         ------         ------
1997:
   Basic                                                       $41,347         25,648        $   1.61
      Effect of assumed conversion of Convertible Notes          1,239          1,533
      Effect of dilutive stock options                              --          1,152
   Diluted                                                      42,586         28,333            1.50

1996:
   Basic                                                        22,742         25,463            0.89
      Effect of assumed conversion of Convertible Notes            981          1,215
      Effect of dilutive stock options                              --            823
   Diluted                                                      23,723         27,501            0.86

1995:
   Basic                                                         2,536         25,362            0.10
      Effect of dilutive stock options                              --            776
   Diluted                                                     $ 2,536         26,138        $   0.10

Options for which the exercise price was greater than the average market price of common shares for the period were not included in the computation of diluted earnings per-share. These options to purchase shares were as follows:

                                                                           Year Ended
                                              Feb. 1, 1998                Feb. 2, 1997               Jan. 28, 1996
                                              ------------                ------------               -------------
Options to purchase shares of
  common stock                                       7,500                      11,500                     591,865
Exercise prices                          $ 42.75 - $ 49.00           $ 33.38 - $ 36.38           $ 18.00 - $ 22.17
Expiration dates                     June 2007 - Jan. 2008       Nov. 2006 - Dec. 2006       Mar. 2004 - Oct. 2005

                              WILLIAMS-SONOMA, INC.


NOTE H: STOCK OPTIONS

The company's 1993 Stock Option Plan (the 1993 Plan), which provides for grants of incentive and non-qualified stock options up to an aggregate of 2,250,000 shares, was approved and adopted in 1993 and amended for an additional 500,000 shares in 1997. The 1993 Plan replaces the 1976 non-qualified plan which was terminated and the 1983 Incentive Stock Option Plan, which expired on March 27, 1993. Options granted under the 1976 and 1983 Plans remain in force until they are exercised or expire. All incentive stock option grants made under the 1993 Plan have a maximum term of ten years, except those issued to 10% shareholders which have a term of five years. The exercise price of all incentive stock options shall be 100% of the fair market value of the stock at the option grant date or 110% for a 10% shareholder. The exercise price for non-qualified options shall not be less than 75% of the fair market value of the stock at the option grant date.

The following table reflects the aggregate activity under the company's stock option plans:

                                                                      Weighted Average
                                                            Options    Exercise Price
                                                            -------    --------------
Balance at January 29, 1995                               1,494,004        $10.14
   Granted (weighted average fair value of $9.83)           414,150         18.92
   Exercised                                                 84,791          6.58
   Canceled                                                 132,275         17.66
Balance at January 28, 1996                               1,691,088         11.88
   Granted (weighted average fair value of $11.18)          514,450         21.48
   Exercised                                                117,177          9.32
   Canceled                                                 108,202         17.19
Balance at February 2, 1997                               1,980,159         14.24
   Granted (weighted average fair value of $19.40)          682,350         30.02
   Exercised                                                296,691          7.54
   Canceled                                                  77,763         19.39
Balance at February 1, 1998                               2,288,055         19.64

Exercisable, year-end 1995                                  722,573          8.32
Exercisable, year-end 1996                                  884,218         10.25
Exercisable, year-end 1997                                  969,799        $13.42


Options to purchase 589,824 shares were available for grant at year-end 1997.

The company continues to account for its stock-based awards using the intrinsic value method in accordance with APB NO. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

   Statement of Financial Accounting Standards NO. 123, "Accounting for Stock-Based Compensation" (SFAS NO. 123), requires the disclosure of pro forma net earnings and earnings per-share as if the company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS NO. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

   The company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation, accordingly, the 1995, 1996 and 1997 pro forma adjustments are not indicative of future period pro forma adjustments. Had compensation cost been determined consistent with SFAS NO. 123, the company's net earnings and earnings per-share would have been changed to the pro forma amounts indicated on the following page:

                              WILLIAMS-SONOMA, INC.


                                                      Year Ended
                                  Feb. 1, 1998       Feb. 2, 1997       Jan. 28, 1996
                                  ------------       ------------       -------------
Net earnings
   As reported                        $41,347            $22,742             $2,536
   Pro forma - basic                   38,639             21,647              2,091
   Pro forma - diluted                 39,878             22,627              2,091
Basic earnings per-share
   As reported                           1.61                .89                .10
   Pro forma                             1.51                .85                .08
Diluted earnings per-share
   As reported                           1.50                .86                .10
   Pro forma                          $  1.42            $   .83             $  .08

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                          Year Ended
                                                           Feb. 1, 1998   Feb. 2, 1997   Jan. 28, 1996
                                                           ------------   ------------   -------------
Dividend yield                                                      -              -              -
Volatility                                                      61.0%          50.0%          50.0%
Risk-free interest                                              6.49%          6.26%          6.33%
Expected term (years)                                             6.0            5.0            5.0

The following table summarizes information about fixed stock options outstanding at February 1, 1998:

                                       Options Outstanding                  Options Exercisable
                                             Weighted     Weighted                         Weighted
                              Number          Average      Average          Number          Average
                           Outstanding      Contractual   Exercise      Exercisable at     Exercise
Range of exercise prices   Feb. 1, 1998     Life (Years)   Price         Feb. 1, 1998        Price
                           ------------     ------------   -----         ------------        -----
$ 3.85 - $ 5.28               251,991           2.96       $ 4.64           225,466         $ 4.57
$ 5.89 - $14.75               475,535           5.50        10.68           381,748          10.61
$18.00 - $18.81               448,510           7.70        18.33           158,410          18.45
$20.13 - $26.88               420,565           7.63        22.95           173,325          22.57
$28.13 - $49.00               691,454           9.15        30.05            30,850          35.69
$ 3.85 - $49.00             2,288,055           7.15       $19.64           969,799         $13.42


NOTE I: ASSOCIATE STOCK INCENTIVE PLAN

   In fiscal 1989, the company established a defined contribution retirement plan for eligible employees, which is intended to be qualified under Internal Revenue Code Sections 401(a) and 401(k). The plan permits employees to make salary deferral contributions in accordance with Internal Revenue Code Section 401(k). Each participant may choose to have his salary deferral contributions and earnings thereon invested in one or more of a money market reserve fund, a balanced mutual fund, or a fund investing in stock of the company. All amounts contributed by the company are invested in stock of the company. In fiscal 1997, the company amended the plan in the following respects:
      The company changed the name of the plan from the "Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan" to the "Williams-Sonoma, Inc. Associate Stock Incentive Plan."
      The company amended the plan's eligibility rules so that all associates other than "limited employees" will be eligible to participate after 30 days of service and reaching the age of 21 years. "Limited Employees" will still need to complete 1,000 hours of service in a year, and reach the age of 21 years.
      The company increased its matching contributions from 50% to 100% of the first 6% of a participant's pay which the participant elects to contribute as salary deferral contributions. The company announced that it no longer intends to make

                              WILLIAMS-SONOMA, INC.

profit-sharing contributions to the plan. In fiscal 1996, the company accrued a profit-sharing contribution of $720,000. In fiscal 1997, in conjunction with amendments to the plan, the company elected not to make a profit-sharing contribution. There was no profit-sharing contribution in fiscal 1995.
   The company amended the plan's vesting schedule so that the company's contributions vest over a five-year period rather than a six-year period.


NOTE J: ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards NO. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values at February 1, 1998, and February 2, 1997.


NOTE K: COMMITMENTS AND CONTINGENCIES

The company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the company's financial condition.


NOTE L: SUBSEQUENT EVENT - STOCK SPLIT

On March 11, 1998, the company's board of directors declared a two-for-one stock split to be effected as a special distribution of one share of common stock for each share of the company's common stock outstanding. The distribution will be made to stockholders of record on May 4, 1998. Pro forma earnings per-share amounts giving effect to this split have been presented in the accompanying consolidated statements of earnings.





                           INDEPENDENT AUDITORS REPORT


TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF WILLIAMS-SONOMA, INC.:

   We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the company) as of February 1, 1998 and February 2, 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ending February 1, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of February 1, 1998, and February 2, 1997, and the results of its operations and its cash flows for each of the three fiscal years in the period ending February 1, 1998, in conformity with generally accepted accounting principles.


                                                 /s/  DELOITTE & TOUCHE LLP

                                                 San Francisco, California
                                                 March 25, 1998

                              WILLIAMS-SONOMA, INC.

                         QUARTERLY FINANCIAL INFORMATION
                                   (UNAUDITED)


Fiscal 1997
Dollars in thousands,                                       Quarter Ended
except per-share amounts               May 4          August 3        November 2        February 1
                                       -----          --------        ----------        ----------
Net sales                            $176,535         $182,427         $203,863         $370,432
Gross profit                           66,508           65,760           77,338          166,875
Earnings before income taxes            2,392            4,169            5,595           57,865
Net earnings(2)                         1,388            2,417            3,245           34,296
Basic earnings per-share(1)               .05              .09              .13             1.33
Diluted earnings per-share(1)        $    .05         $    .09         $    .12         $   1.21

Fiscal 1996
Dollars in thousands,                                                 Quarter Ended
except per-share amounts                    April 28            July 28          October 27         February 2
                                            --------            -------          ----------         ----------
Net sales                                    $157,396           $155,499           $171,154          $327,708
Gross profit                                   54,621             53,855             62,632           147,472
Earnings (loss) before income taxes            (4,100)            (1,072)               398            43,971
Net earnings (loss)                            (2,378)              (622)               231            25,512
Basic earnings (loss) per-share(1)               (.09)              (.02)               .01              1.00
Diluted earnings (loss) per-share(1)         $   (.09)          $   (.02)          $    .01          $    .92



(1) The sum of the quarterly basic earnings per-share does not agree to the year-to-date amount due to rounding differences. The sum of the quarterly diluted earnings per-share amounts does not agree to the year-to-date amount due to the effect of assumed conversion of the Convertible Notes in the fourth quarter and year-to-date. Per-share amounts have been restated to reflect the adoption of SFAS NO. 128 in fiscal 1997.

(2) The fourth quarter ended February 1, 1998, includes an after-tax change to net earnings of $1,378,000 ($.05 per-share) related to the reserve for the closure of the San Francisco call center.


COMMON STOCK

Williams-Sonoma's common stock is traded on the Over-The-Counter Market under the NASDAQ symbol wsgc. The following table sets forth the high and low closing prices in the NASDAQ National Market System for the periods indicated.
   On March 13, 1998, there were 517 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The company's present policy is to retain its earnings to finance future growth, and it does not intend to pay cash dividends. In addition, the company's bank line-of-credit prohibits payment of cash dividends (see Note C of Notes to Consolidated Financial Statements).

Fiscal 1997                                          High         Low
                                                     ----         ---
   1st Quarter                                      33           25 3/16
   2nd Quarter                                      45 1/2       30 1/16
   3rd Quarter                                      49 3/4       36 1/2
   4th Quarter                                      46 1/16      36 1/2

Fiscal 1996                                          High         Low
                                                     ----         ---
   1st Quarter                                      23 3/16      13 3/4
   2nd Quarter                                      29 1/4       18 3/16
   3rd Quarter                                      31           18 1/4
   4th Quarter                                      36 1/2       26 7/8