Form 10-K, Exhibit 13
period 1999-01-31
WILLIAMS SONOMA INC
filed 1999-04-30
CIK 719955

                                                                      EXHIBIT 13

                       1998 ANNUAL REPORT TO SHAREHOLDERS

This is available as a separate document. It is included as Exhibit 13 only in the electronic filing format.

                                                                      EXHIBIT 13


                        FIVE-YEAR SELECTED FINANCIAL DATA

Dollars and amounts in thousands except percentages, per share amounts and retail stores data

                                                   Jan. 31, 1999    Feb. 1, 1998  Feb. 2, 1997(2)  Jan. 28, 1996   Jan. 29, 1995
                                                   -------------    ------------  ---------------  -------------   -------------
RESULTS OF OPERATIONS

Net Sales                                            $1,103,954      $  933,257      $  811,758      $  644,653      $  528,543
  Earnings before income taxes                           90,745          70,022          39,197           4,373          33,435
  Net earnings                                           54,897          41,347          22,742           2,536          19,572
  Basic net earnings per share(1)                          1.01             .81             .45             .05             .39
  Diluted net earnings per share(1)                  $      .96      $      .75      $      .43      $      .05      $      .37
Financial Position
  Working capital                                    $  172,866      $  134,524      $   96,568      $   39,076      $   49,506
  Long-term debt and other liabilities                   44,649          89,789          89,319          46,757           6,781
  Total assets                                          576,245         477,229         404,417         319,096         217,878
  Shareholders' equity per share (book value)(1)     $     5.42      $     3.74      $     2.86      $     2.39      $     2.35
  Debt-to-equity ratio                                     16.9%           46.5%           61.2%           38.4%            5.7%
Retail Stores
  Store Count
     Williams-Sonoma                                        163             152             145             139             120
       Classic                                               65              78              89              97             105
       Grand Cuisine                                         98              74              56              42              15
     Pottery Barn                                            96              88              76              67              57
       Classic                                               19              34              43              47              53
       Design Studio                                         77              54              33              20               4
     Hold Everything                                         33              32              32              32              35
     Outlets                                                  6               4               3               2               2
  Number of stores at year-end                              298             276             256             240             214
  Comparable store sales growth                             5.0%            2.8%            4.6%            3.4%           16.5%
  Store selling area at year-end (sq. ft.)            1,217,047       1,015,778         839,112         690,256         537,969
  Gross leasable area at year-end (sq. ft.)           1,887,560       1,553,137       1,264,531       1,023,003         746,683
Catalog Sales
  Catalogs mailed in year                               163,067         154,475         136,489         131,800         126,833
  Catalog sales growth                                     15.7%           11.2%           19.1%           16.2%           55.0%
  Catalog sales as percent of total sales                  34.8%           35.5%           36.7%           38.8%           40.8%

(1) Per share amounts have been restated to reflect the 3-for-2 stock splits in February 1994 and September 1994, as well as reflect the 2-for-1 stock split in May 1998.

(2)   The year ended February 2, 1997 includes 53 weeks.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

NET SALES

Net sales consist of the following components:

                                         52 Weeks Ended                 52 Weeks Ended                53 Weeks Ended
                                   ---------------------------     -------------------------   ----------------------------
Dollars in thousands               Jan. 31, 1999       % Total     Feb. 1, 1998      % Total   Feb. 2, 1997         % Total
                                   -------------       -------     ------------      -------   ------------         -------
Retail Sales                         $  720,320           65.2%      $601,738           64.5%      $513,592           63.3%
Catalog Sales                           383,634           34.8%       331,519           35.5%       298,166           36.7%
Total net sales                      $1,103,954          100.0%      $933,257          100.0%      $811,758          100.0%

Net sales for Williams-Sonoma, Inc. and subsidiaries (the Company) for the 52 weeks ended January 31, 1999 (fiscal 1998) were $1,103,954,000--an increase of $170,697,000 (18.3%) over net sales for the 52 weeks ended February 1, 1998 (fiscal 1997). Net sales for fiscal 1997 increased 15.0% over net sales for the 53 weeks ended February 2, 1997 (fiscal 1996).

RETAIL SALES

                                                                  Year Ended
                                              ---------------------------------------------------
Dollars in thousands                          Jan. 31, 1999       Feb. 1, 1998       Feb. 2, 1997
                                              -------------       ------------       ------------
Retail sales                                    $  720,320         $  601,738         $  513,592
Retail growth percentage                              19.7%              17.2%              30.3%
Comparable store sales growth                          5.0%               2.8%               4.6%
Number of stores - beginning of year                   276                256                240
Number of new stores                                    57                 44                 30
Number of closed stores                                 35                 24                 14
Number of stores - end of year                         298                276                256
Store selling square footage at year-end         1,217,047          1,015,778            839,112
Store leased square footage at year-end          1,887,560          1,553,137          1,264,531

Retail sales for fiscal 1998 increased 19.7% over retail sales for fiscal 1997 primarily due to new store openings. During fiscal 1998, the Company opened 57 stores (25 large-format Williams-Sonoma, 23 large-format Pottery Barn, 6 Hold Everything and 3 outlets), and closed 35 stores (14 Williams-Sonoma, 15 Pottery Barn, 5 Hold Everything and 1 outlet). Pottery Barn accounted for 65.5% of the growth in selling square footage from fiscal year-end 1997 to fiscal year-end 1998, and 60.2% of retail sales growth as measured for the same period. For the comparable periods of fiscal 1997 and fiscal 1996, Pottery Barn accounted for 77.7% of the growth in selling square footage and 72.0% of the growth in retail sales. Total retail sales in fiscal 1997 increased 17.2% over retail sales in fiscal 1996, principally due to a net increase of 20 stores.

    Comparable stores are defined as those whose gross square feet did not change by more than 20% in the previous twelve months and which have been open for at least 12 months. Comparable store sales are compared monthly for purposes of this analysis. Comparable store sales grew 5.0% in fiscal 1998 and 2.8% in fiscal 1997. Same-store sales growth in Pottery Barn and Williams-Sonoma, the Company's primary concepts, were similar in fiscal 1998, with both being above 4.7%. Large-format stores accounted for 63% of comparable store sales in fiscal 1998, as compared to 50% in fiscal 1997 and 30% in fiscal 1996.

    The prototypical 1998 large-format stores range from 5,800-10,500 selling square feet (9,500-16,000 gross square feet) for Pottery Barn stores and 2,800-4,500 selling square feet (4,200-7,300 gross square feet) for Williams-Sonoma, and are intended to enable the Company to display merchandise more effectively. As of the end of fiscal 1998, 175 stores (98 Williams-Sonoma and 77 Pottery Barn) were in the large format, comprising 73.8% of the Company's total selling square footage. Large-format stores accounted for 68% of retail sales in fiscal 1998, as compared to 58% in fiscal 1997 and 34% in fiscal 1996. In fiscal 1999, the Company plans to increase leased square footage by approximately 21%.

CATALOG SALES

Catalog sales in fiscal 1998 and fiscal 1997 increased 15.7% and 11.2%, respectively, over those of the prior year. The total number of catalogs mailed in these periods increased 5.6% in fiscal 1998, and 13.2% in fiscal 1997. The increased circulation in these periods was primarily in markets with stores. The purpose of this strategy is to build brand recognition and support new store openings. Typically, mailings into these areas generate less revenue for the catalog division than mailings into non-store markets.

The following table reflects catalog sales growth (loss) percentages by concept:

                                           Year Ended
                        -------------------------------------------------
                        Jan. 31, 1999      Feb. 1, 1998      Feb. 2, 1997
                        -------------      ------------      ------------
Williams-Sonoma              (0.6%)            13.0%             13.4%
Pottery Barn                 38.0%             18.1%             27.6%
Hold Everything               5.5%             11.7%             12.3%
Gardeners Eden              (12.8%)            (5.3%)             8.7%
Chambers                     (5.1%)            (7.8%)            22.7%
Total catalog                15.7%             11.2%             19.1%

In fiscal 1998, Pottery Barn accounted for 51.8% of total catalog sales as compared to 43.4% for fiscal 1997. The growth of Pottery Barn over the last several years reflects the Company's development of its assortment and the enhanced consumer brand recognition achieved through the Pottery Barn catalog and Design Studio stores. Additionally, the page count of the Pottery Barn catalogs has been increasing. For Williams-Sonoma, the Company's other primary concept, the number of catalogs mailed in fiscal 1998 and fiscal 1997 increased 2.8% and 8.9% respectively, over the same periods of the respective prior years. In 1999, in order to continue to build and strengthen the Williams-Sonoma brand, the Company intends to redesign this catalog.

    In January of 1999, the Company debuted an extension of the Pottery Barn brand, Pottery Barn Kids, and was extremely pleased with the initial customer response.

COST OF GOODS SOLD AND OCCUPANCY

Cost of goods sold and occupancy expenses expressed as a percent of net sales in fiscal 1998 declined 0.7 percentage points to 59.0% from 59.7% in fiscal 1997. Merchandise margin improved 0.6 percentage points, principally due to lower cost of merchandise. Occupancy expenses expressed as a percentage of net sales improved slightly as a result of increased sales volume.

    In fiscal 1997, cost of goods sold and occupancy expenses expressed as a percent of net sales decreased 1.1 percentage points, principally due to lower cost of merchandise. Occupancy expense as a percent of net sales remained relatively flat in fiscal 1997 as compared to fiscal 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses expressed as a percent of net sales increased 0.3 percentage points in fiscal 1998 to 32.7% from 32.4% in fiscal 1997. The increase is principally due to higher employment costs in the stores and distribution center, partially offset by an improved advertising expense rate. In fiscal 1997, selling, general and administrative expenses as a percent of net sales decreased 1.4 percentage points, from 33.8% in fiscal 1996 to 32.4%. This improvement was due to improvements in the advertising expense rate, and lower employment and shipping expense rates in the catalog division.

    Fiscal 1997 selling, general and administrative expenses includes a fourth-quarter pre-tax charge of $2,335,000 for employment costs associated with the January 1998 closing of the the Company's San Francisco call center. A new call center opened in Oklahoma City, Oklahoma in the third quarter of 1998.

YEAR 2000 COMPLIANCE

As is the case with most other companies using computers in their operations, the Company is in the process of addressing the "Year 2000" problem. The Company has conducted a review of its information technology ("IT") and non-IT systems to identify those areas that could be affected by the Year 2000 issue, and has developed a comprehensive, risk-based plan. This plan addresses both IT and non-IT systems and products, as well as dependencies on those with whom the Company does significant business.

    In connection with the plan, the Company has completed an inventory and risk-assessment of its computer systems and related technology, and has remediated all programs known to be non-compliant. The Company has begun its comprehensive testing process which is expected to be completed by mid-1999. The Company cannot guarantee that its compliant systems will not encounter difficulties when attempting to interface or interconnect with third party systems, whether or not those systems are claimed to be"compliant", and the Company can not guarantee that such failure to interface or interconnect will not have a materially adverse effect on the Company's operations.

    With regard to outside vendors, the Company believes the greatest Year 2000 exposure is with its service providers (customs broker, logistics providers, etc.). The Company believes the Year 2000 risk with its merchandise suppliers is low because no vendor accounts for more than 3% of purchases and many of the vendors are small artisan manufacturers with simple business systems. As of January 31, 1999, the Company has completed its compliance review of major vendors and will resolve any outstanding issues by the end of the third quarter 1999. Despite this approach, there can be no guarantee that the systems of other companies on which the Company is reliant will be converted timely, or that a failure by another company to convert would not have a materially adverse effect on the Company.

    The Company is using both internal and external resources to complete this project. The estimated maximum cost for the remediation and testing of computer applications and related products in fiscal 1999 is $.5 million. Approximately $2.1 million has been expensed to date.

    The Company presently believes, with modification to existing software and converting to new software, the Year 2000 problem will not pose significant operational risk. While the Company can not accurately predict a "worst case scenario" with regard to its Year 2000 issues, failure by the Company and or vendors to complete Year 2000 compliance work in a timely manner could have a materially adverse effect on the Company's operations. In order to minimize the potential adverse impact of such risks, the Company is in the process of updating its contingency procedures consistent with its disaster recovery plan. These procedures include: completion of business impact analysis for major systems, developing work-around procedures, defining emergency roles and responsibilities and implementing hotlines to handle problem escalation and resolution procedures.

INTEREST EXPENSE

Net interest expense decreased $2,427,000, from $3,790,000 in fiscal 1997 to $1,363,000 in fiscal 1998, primarily as a result of the conversion of the Company's $40,000,000 Convertible Notes, discussed below. Also contributing to the decrease in net interest expense in fiscal 1998 was an increase in the Company's short-term investment income. Net interest expense in fiscal 1997 decreased $1,175,000 over net interest expense in fiscal 1996, principally due to an increase in short-term investment income.

INCOME TAXES

The Company's effective tax rate was 39.5% for fiscal 1998, as compared to 41% in fiscal 1997 and 42% in fiscal 1996. These reductions in the effective tax rate over the last several years reflect the Company's commitment to legal entity restructuring in order to minimize its state tax liability.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities in fiscal 1998 was $79,727,000, an increase of $3,854,000 from the $75,873,000 of cash generated by operating activities in fiscal 1997. The $40,709,000 increase in merchandise inventories from February 1, 1998 to January 31, 1999 is in line with the Company's expected first-quarter 1999 sales.

    Net cash used in investing activities for fiscal 1998 was $76,728,000. Approximately $62,502,000 was spent on stores and approximately $11,998,000 was used for information systems. The Company is planning approximately $116,000,000 of gross capital expenditures in fiscal 1999, which includes approximately $57,000,000 for new stores, $22,000,000 for information systems (including Internet), and $21,000,000 for warehouse equipment in a new leased distribution facility in Olive Branch, Mississippi.

    Cash provided by financing activities in fiscal 1998 and fiscal 1997 was $7,095,000, and $1,685,000, respectively, most of which was provided through exercises of stock options.

    In 1998, in a non-cash transaction, the Company's Convertible Notes were converted into shares of common stock. On April 15, 1996, the Company had issued 5 1/4% Convertible Subordinated Notes due April 15, 2003 in the principal amount of $40,000,000. In March of 1998, the Company notified the holders of the Convertible Notes of the Company's intention to redeem the Convertible Notes on April 21, 1998. Prior to such redemption, substantially all of the Convertible Notes were converted into approximately 3,064,000 shares of the Company's common stock. As a result, the Company recorded a net increase to paid-in-capital of $39,004,000, representing $39,999,000 from the conversion of the Notes, net of $995,000 of related unamortized debt issuance costs. See Note C to the consolidated financial statements.

    On June 1, 1998, the Company renewed its syndicated line of credit facility and entered into a second amended and restated credit agreement which expires on May 31, 2001. The amended facility provides for $50,000,000 in cash advances, and contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period, fixed charge coverage requirements and a prohibition on payments of cash dividends. Additionally, the Company has a one-year $50,000,000 letter-of-credit agreement expiring on May 31, 1999 with its lead bank. The Company is currently in negotiations with its lead bank and expects to replace the letter of credit facility prior to its expiration with a new agreement having similar terms.

    On January 31, 1999, the Company had $33,849,000 of outstanding letters of credit and no borrowings outstanding under the line of credit facility.

IMPACT OF INFLATION

The impact of inflation on results of operations has not been significant.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

    Interest Rate Risk: The interest payable on the Company's bank line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose .78 percentage points (a 10% change from the bank's reference rate as of January 31, 1999), the Company's results from operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

    Foreign Currency Risks: The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. Dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

SEASONALITY

The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and net income have been realized during the period from October through December, and levels of net sales and net income have generally been significantly lower during the period from January through July. The Company believes this is the general pattern associated with the catalog and retail industries. In anticipation of its peak season, the Company hires a substantial number of additional employees in its retail stores and catalog processing and distribution areas, and incurs significant fixed catalog production and mailing costs.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the matters discussed in this Annual Report to Shareholders are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, the Company's ability to continue to improve planning and control processes and other infrastructure issues, the potential for construction and other delays in store openings, the potential for changes in consumer spending patterns, consumer preferences and overall economic conditions, the Company's dependence on foreign suppliers, and increasing competition in the specialty retail business. Other factors that could cause actual results to differ materially from those set forth in such forward-looking statements include the risks and uncertainties detailed in the Company's most recent annual report on Form 10-K and its other filings with the Securities and Exchange Commission.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                                                          Year Ended
Dollars and shares in thousands,                     -----------------------------------------------------
except per share amounts                             Jan. 31, 1999        Feb. 1, 1998        Feb. 2, 1997
                                                     -------------        ------------        ------------
Net Sales                                              $1,103,954            $933,257            $811,758
Costs and expenses
  Cost of goods sold and occupancy                        650,942             556,776             493,179
  Selling, general and administrative                     360,904             302,669             274,417
  Interest expense - net                                    1,363               3,790               4,965
Earnings before income taxes                               90,745              70,022              39,197
Income taxes                                               35,848              28,675              16,455
Net earnings                                           $   54,897            $ 41,347            $ 22,742
Basic earnings per share                               $     1.01            $    .81            $    .45
Diluted earnings per share                             $      .96            $    .75            $    .43
Average number of common shares outstanding
  Basic                                                    54,267              51,297              50,927
  Diluted                                                  57,655              56,666              55,001

See Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                      Common Stock
                                                                 -------------------------           Retained
Dollars and shares in thousands                                  Shares            Amount            Earnings             Total
                                                                 ------           --------           ---------          --------
Balance at January 28, 1996                                      50,854           $ 48,317           $ 73,336           $121,653
  Issuance pursuant to stock option plans and tax
     benefit from sale of optioned stock by employees               234              1,643                 --              1,643
  Net earnings                                                       --                 --             22,742             22,742
Balance at February 2, 1997                                      51,088             49,960             96,078            146,038
  Issuance pursuant to stock option plans and tax
     benefit from sale of optioned stock by employees               592              5,813                 --              5,813
  Net earnings                                                       --                 --             41,347             41,347
Balance at February 1, 1998                                      51,680             55,773            137,425            193,198
  Issuance pursuant to stock option plans and tax
     benefit from sale of optioned stock by employees             1,028             14,931                 --             14,931
  Issuance pursuant to conversion of Convertible Notes            3,064             39,004                 --             39,004
  Net earnings                                                       --                 --             54,897             54,897
Balance at January 31, 1999                                      55,772           $109,708           $192,322           $302,030

See Notes to Consolidated Financial Statements.

                           CONSOLIDATED BALANCE SHEETS

                                                                                                             Year Ended
                                                                                                 ----------------------------------
Dollars in thousands, except per share amounts                                                   Jan. 31, 1999        Feb. 1, 1998
                                                                                                 -------------        -------------
ASSETS
Current asset
  Cash and cash equivalents                                                                         $107,308            $ 97,214
  Accounts receivable (less allowance for doubtful accounts of $230 and $206)                         20,082              15,238
  Merchandise inventories                                                                            173,160             132,451
  Prepaid expenses and other asset                                                                     8,985               7,991
  Prepaid catalog expenses                                                                            13,154              13,596
  Deferred income taxes                                                                                4,077               3,680
  Total current assets                                                                               326,766             270,170
Property and equipment - net                                                                         243,119             201,020
Investments and other assets (less accumulated amortization of $544 and $1,448)                        6,360               6,039
Total assets                                                                                        $576,245            $477,229

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable                                                                                  $ 70,964            $ 58,496
  Accrued expenses                                                                                     7,182              15,619
  Accrued salaries and benefits                                                                       16,821              15,863
  Customer deposits                                                                                   26,659              19,617
  Income taxes payable                                                                                19,529              17,216
  Current portion of long-term obligations                                                             6,368                 125
  Other liabilities                                                                                    6,377               8,710
  Total current liabilities                                                                          153,900             135,646
Deferred lease credits                                                                                72,327              56,157
Long-term debt and other liabilities                                                                  44,649              89,789
Deferred tax liability                                                                                 3,339               2,439
Commitments and contingencies                                                                             --                  --
Shareholders' equity
  Preferred stock, $.01 par value, authorized 7,500,000 shares, none issued                               --                  --
  Common Stock, $.01 par value, authorized 253,125,000 shares,
     issued and outstanding, 55,771,935 and 51,680,718 shares, respectively                          109,708              55,773
  Retained earnings                                                                                  192,322             137,425
  Total shareholders' equity                                                                         302,030             193,198
Total liabilities and shareholders' equity                                                          $576,245            $477,229

See Notes to Consolidated Financial Statements

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Year Ended
                                                                        --------------------------------------------------------
Dollars in thousands                                                    Jan. 31, 1999         Feb. 1, 1998          Feb. 2, 1997
                                                                        -------------         ------------          ------------
Cash flows from operating activities:
Net earnings                                                              $  54,897             $ 41,347             $  22,742
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Depreciation and amortization                                              33,021               28,871                24,332
  Loss (gain) on disposal of assets and store closing reserve                   289                 (132)                1,826
  Amortization of deferred lease incentives                                  (6,605)              (4,853)               (3,462)
  Change in deferred income taxes                                               503                3,238                  (300)
  Tax benefit from sale of optioned stock by employees                        7,221                3,507                   619
  Reserve for termination of San Francisco call center                           --                2,335                    --
  Other                                                                          --                  687                    --
Change in:
  Accounts receivable                                                        (4,844)              (3,320)                1,239
  Merchandise inventories                                                   (40,709)             (21,749)               10,901
  Prepaid catalog expenses                                                      442               (1,671)                3,688
  Prepaid expenses and other asset                                             (994)                 683                (2,168)
  Accounts payable                                                           12,468               (5,913)                6,114
  Accrued expenses and other liabilities                                     (1,050)               9,911                16,980
  Deferred lease incentives                                                  22,775               21,431                14,463
  Income taxes payable                                                        2,313                1,501                13,768
Net cash provided by operating activities                                    79,727               75,873               110,742
Cash flows from investing activities:
  Purchase of property and equipment                                        (78,934)             (59,299)              (47,627)
  Proceeds from the disposition of property and equipment                     2,206                   --                    --
  Other                                                                          --                  153                 1,615
Net cash used in investing activities                                       (76,728)             (59,146)              (46,012)
Cash flows from financing activities:
  Borrowings under line of credit                                            53,825               41,000               192,480
  Repayments under line of credit                                           (53,825)             (41,000)             (222,080)
  Proceeds from issuance of long-term debt                                       --                   --                40,000
  Debt issuance cost                                                             --                   --                (1,393)
  Repayments of long-term debt                                                 (615)                (621)                 (125)
  Proceeds from exercise of stock options                                     7,710                2,306                 1,024
Net cash provided by financing activities                                     7,095                1,685                 9,906
Net increase in cash and cash equivalents                                    10,094               18,412                74,636
Cash and cash equivalents at beginning of year                               97,214               78,802                 4,166
Cash and cash equivalents at end of year                                  $ 107,308             $ 97,214             $  78,802

Non-cash financing transaction (see Note C):
  Conversion of convertible notes to common stock                         $  39,004             $     --             $      --

See Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Williams-Sonoma, Inc. and its subsidiaries (the Company) are specialty retailers of products for the home, which are merchandised through five direct-mail catalogs and three retail businesses: Williams-Sonoma, Pottery Barn, Hold Everything, Chambers (catalog only) and Gardeners Eden (catalog only). Based on net sales, retail accounts for 65.2% of the business and catalog accounts for 34.8%. The principal concepts in both retail and catalog are Williams-Sonoma and Pottery Barn, which sell cookware essentials and contemporary tableware and home furnishings, respectively. The catalogs reach customers throughout the United States, while the three retail businesses currently operate 298 stores in 39 states and Washington, D.C. Significant intercompany transactions and accounts have been eliminated.

    The Company's fiscal year ends on the Sunday closest to January 31, based on a 52/53-week year. Fiscal years 1998, 1997 and 1996 ended on January 31, 1999, February 1, 1998 and February 2, 1997, respectively. The years ended January 31, 1999, February 1, 1998 and February 2, 1997, include 52 weeks, 52 weeks and 53 weeks, respectively.

    Cash equivalents consist of short-term investments with original maturities of 90 days or less.

    Merchandise inventories are stated at the lower of cost (weighted-average method) or market. Approximately 42% of the Company's payments for merchandise are to foreign vendors, most of which are located in Europe and Asia.

    Prepaid catalog expenses consist of the cost to produce, print and distribute catalogs. Such costs are amortized over the expected sales life of each catalog. Typically, over 90% of the cost of a catalog is amortized in the first four months. At January 31, 1999, and February 1, 1998, $13,154,000 and $13,596,000, respectively, of prepaid advertising was reported as current assets. Catalog advertising expenses amounted to $108,425,000, $94,169,000 and $87,699,000 in fiscal 1998, 1997 and 1996, respectively.

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the estimated remaining useful lives of the assets ranging from 3 to 49 years. Depreciation of improvements to leased properties is based upon the shorter of the remaining term of the applicable lease or the estimated useful lives of such assets. Whenever events or changes in circumstances have indicated that the carrying amount of assets might not be recoverable, the Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed the carrying value of its long-lived assets for impairment.

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

    The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values.

    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB )NO. 25, Accounting for Stock Issued to Employees.

    Basic net earnings per share (EPS) is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted net earnings per share is computed based on the weighted average number of common shares outstanding during the year, plus common stock equivalents consisting of shares subject to stock options and shares from assumed conversion of convertible debt. Earnings per share, number of shares and stock options for all periods have been restated to reflect a 2-for-1 stock split in May 1998.

    In 1998, the Company implemented Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Comprehensive income consists of net income or loss for the current period and other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). The Company's comprehensive income equals net income for all periods presented. In June 1998, the FASB issued Statement of Financial Account Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets for liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for years beginning after June 15, 1999 and is not applied retroactively to financial statements for prior periods. The Company believes that this statement will not have a material effect on its financial statements.

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

    Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1998 presentation.

NOTE B: PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Dollars in thousands                                 Jan. 31, 1999      Feb. 1, 1998
                                                     -------------      -------------
Land and buildings                                      $ 12,689          $ 11,046
Leasehold improvements                                   201,170           169,280
Fixtures and equipment                                   122,861           100,959
Software                                                  23,625            15,074
Work in progress                                          11,242             9,910
                                                         371,587           306,269
Less accumulated depreciation and amortization           128,468           105,249
Total property and equipment - net                      $243,119          $201,020

NOTE C: BORROWING ARRANGEMENTS

Long-term debt consists of the following:

Dollars in thousands                                 Jan. 31, 1999      Feb. 1, 1998
                                                     -------------      ------------
Convertible notes                                             --           $40,000
Senior notes                                             $40,000            40,000
Mortgage                                                   6,404             6,530
Obligations under capital leases and
  other liabilities                                        4,613             3,384
                                                          51,017            89,914
Less current maturities                                    6,368               125
Total long-term debt                                     $44,649           $89,789

    On April 15, 1996, the Company issued 5 1/4% Convertible Subordinated Notes due April 15, 2003 in the principal amount of $40,000,000 (the "Convertible Notes"). In March 1998, the Company notified the holders of the Convertible Notes of the Company's intention to redeem the Convertible Notes on April 21, 1998. Prior to such redemption, substantially all of the Convertible Notes were converted into approximately 3,064,000 shares of the Company's common stock. As a result, the Company recorded a net increase to paid-in capital of $39,004,000, representing $39,999,000 from the conversion of the Convertible Notes, net of $995,000 of related unamortized debt issuance costs. There was no income statement impact as a result of this conversion.

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

    On June 1, 1998, the Company renewed its syndicated line of credit facility and entered into a second amended and restated credit agreement which expires on May 31, 2001. The amended facility provides for $50,000,000 in cash advances, and contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period, fixed charge coverage requirements and a prohibition on payment of cash dividends. Additionally, the Company has a one-year $50,000,000 letter of credit agreement expiring on May 31, 1999 with its primary bank. The Company is currently in negotiations with its lead bank and expects to replace the letter of credit facility prior to its expiration with a new agreement having similar terms.

    At January 31, 1999, the Company had $33,849,000 of outstanding letters of credit and no borrowings outstanding under the line of credit facility.

    Interest expense was $4,093,000, $5,705,000 and 5,795,000 for fiscal 1998,
1997 and 1996, respectively, excluding capitalized interest of $0 in fiscal 1998, $348,000 in fiscal 1997 and $695,000 in fiscal 1996. Interest paid was $4,568,000, $5,828,000 and $5,404,000 for the same periods.

    Accounts payable at January 31, 1999, and February 1, 1998, includes cash overdrafts of $17,109,000 and $16,640,000, respectively, for checks issued and not presented to the bank for payment.

    As of January 31, 1999, the Company's debt is scheduled to mature as follows: $6,368,000 in fiscal year 1999, $6,244,000 in fiscal year 2000, $12,054,000 in fiscal year 2001, $5,878,000 in fiscal year 2002, $5,811,000 in fiscal year 2003 and $14,662,000 thereafter.

NOTE D: INCOME TAXES

The provision for income taxes consists of the following:

                                                         Year Ended
                                       ------------------------------------------------
Dollars in thousands                   Jan. 31, 1999     Feb. 1, 1998      Feb. 2, 1997
                                       -------------     ------------      ------------
Current payable
  Federal                                  $29,182          $20,261          $ 12,020
  State                                      6,163            5,176             4,735
  Total current                             35,345           25,437            16,755
Deferred
  Federal                                      336            2,609               146
  State                                        167              629              (446)
  Total deferred                               503            3,238              (300)
  Total provision                          $35,848          $28,675          $ 16,455

Income taxes paid were $26,371,000, $20,702,000 and $3,510,000 for fiscal 1998,
1997 and 1996, respectively. A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

                                                                      Year Ended
                                                    -----------------------------------------------
                                                    Jan. 31, 1999     Feb. 1, 1998     Feb. 2, 1997
                                                    -------------     ------------     ------------
Federal income taxes at the statutory rate               35.0%            35.0%            35.0%
State income tax rate, less federal benefit               4.5%             5.5%             6.5%
Other                                                     0.0%             0.5%              .5%
                                                         39.5%            41.0%            42.0%

Significant components of the Company's deferred tax accounts are as follows:

                                                    Jan. 31, 1999                            Feb. 1, 1998
                                            --------------------------------        ------------------------------
                                             Deferred           Deferred             Deferred          Deferred
Dollars in thousands                        Tax Assets       Tax Liabilities        Tax Assets     Tax Liabilities
                                            ----------       ---------------        ----------     ---------------
Current:
  Compensation                               $  3,437                 --            $  3,607                 --
  Inventory                                     4,284                 --               3,026                 --
  Accrued liabilities                           1,773             $  182               2,738             $  185
  Deferred catalog costs                           --              5,235                  --              5,506
  Total current                                 9,494              5,417               9,371              5,691
Non-current:
  Depreciation                                     --              1,648                 160                 --
  Deferred rent                                   773                 --                 752                 --
  Deferred lease incentives                        --              2,464                  --              3,351
  Capital loss                                  5,160                 --               5,160                 --
  Valuation allowance                          (5,160)                --              (5,160)                --
  Total non-current                               773              4,112                 912              3,351
  Total                                      $ 10,267             $9,529            $ 10,283             $9,042

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company has a valuation allowance as of January 31, 1999 and February 1, 1998, due to the uncertainty of realizing future tax benefits from its capital loss carryforwards.

NOTE E: LEASES

The Company leases store locations, its warehouses, call centers and certain equipment under operating and capital leases for original terms ranging from 3 to 23 years extending through 2022, except for one store lease with a 49 year term extending though 2040. Most store leases require the payment of minimum rentals against percentage rentals based on store sales. Certain leases contain renewal options for periods of up to 20 years.

    On January 2, 1996, the Company entered into an agreement to lease a 35,867 square-foot build-to-suit call center in Summerlin, Nevada. The lease covers a ten year term with three optional five-year renewals. Rent commenced in August 1996 at an annual basic rent amount of $529,000 for each of the first five years of the lease and will increase to $598,000 annually for the remaining five years. In the event that the Company should require more space to support growth, the agreement includes an option to expand into an additional 17,920 square feet.

    In July 1996, the Company secured an additional 400,232 square-foot warehouse in Memphis, Tennessee, to more efficiently process non-conveyable merchandise. The lease for the warehouse covers a nine-year term with termination rights available after the third and sixth years, subject to penalty fees. At this point, the Company has no intention of exercising its right to terminate. Rent commenced in July 1996 at a rate of $60,000 a month for the first ten months of the lease and increased to $92,000 a month for the following 26 months. For the remainder of the term, the rent will increase based on a rate to be determined using the Consumer Price Index but not to exceed five percent of the minimum rental payments.

    On February 13, 1998, the Company entered into an agreement to lease a 35,862 square-foot build-to-suit call center in Oklahoma City, Oklahoma. The lease covers a ten-year term with three optional five-year renewals. Rent commenced in August 1998 at an annual basic rent of $506,000 for each of the first five years of the lease, and will increase to $550,000 annually for the remaining five years. In the event that the Company should require more space to support growth, the agreement includes an option to expand into an additional 15,000 square feet.

    In December, 1998 the Company entered into an agreement to lease a 750,000 square-foot retail distribution facility located in Olive Branch, Mississippi. The lease covers a 22.5 year term with two optional five-year renewals. Rent will commence upon completion of the facility, currently anticipated to be approximately July 1, 1999. Rental payments for the primary term are estimated to average $3.1 million annually. These estimated rental payments are subject to adjustment upon completion of construction and finalization of costs. The rental payments have been included in the lease commitment table below.

Total rental expense for all operating leases was as follows:

                                                   Year Ended
                                --------------------------------------------------
Dollars in thousands            Jan. 31, 1999      Feb. 1, 1998       Feb. 2, 1997
                                -------------      ------------       ------------
Minimum rent expense               $43,320            $35,431            $30,363
Equipment rent                       8,056              6,767              6,065
Contingent rent expense              6,138              5,584              6,702
Total rent expense                 $57,514            $47,782            $43,130

The aggregate minimum annual rental payments under noncancelable operating leases in effect at January 31, 1999 were as follows:

Dollars in thousands

Fiscal 1999                                                            $ 64,407
Fiscal 2000                                                              62,190
Fiscal 2001                                                              58,677
Fiscal 2002                                                              56,067
Fiscal 2003                                                              53,461
Later years                                                             314,673
Total minimum lease commitment                                         $609,475

NOTE F: RELATED PARTY LEASE TRANSACTIONS

The Company's warehouse and distribution center is located in Memphis, Tennessee, and leased from two partnerships whose partners include directors, executive officers and/or significant shareholders of the Company. The distribution center consists of two separate facilities--one for mail-order operations and one for retail store operations.

    Mail-Order Operating Facility - In July 1984, the Company entered into an agreement to lease a 243,000-square-foot distribution center. The lessor is a partnership comprised of W. Howard Lester, chairman, chief executive officer and significant shareholder of the Company and James A. McMahan, a director and significant shareholder of the Company and member of the Compensation and Audit Committees. The partnership financed the construction through the sale of $6,300,000 principal amount of industrial development bonds due June 2008. The lease had an initial, noncancelable term of ten years expiring on June 30, 1994, with two optional five year renewals by the Company. In December 1985, the partnership financed the construction of an additional 190,000 square feet of space through the sale of $2,900,000 principal amount of industrial development bonds due 2010. The Company's lease with the partnership was amended to include additional rent plus interest on the new bonds for the same lease term as the original lease. In December 1993, the Company exercised the two five year renewal options and is now obligated to lease the space until June 30, 2004. Effective July 1, 1994, the fixed basic monthly rent is $51,500. Rental payments consist of the basic monthly rent, plus interest on the bonds (a floating rate equal to 55% of the prime rate of a designated bank), applicable taxes, insurance and maintenance expenses. In connection with the December 1993 transaction, both the partnership and the Company provided to an unaffiliated bank an indemnity against certain environmental liabilities.

    Retail Store Operating Facility - In August 1990, the Company entered into a separate agreement to lease a second distribution center, consisting of approximately 307,000 square feet adjacent to the existing distribution center in Memphis, Tennessee. The lessor is a partnership that includes Messrs. Lester and McMahan. The partnership financed the construction of the distribution center through the sale of $10,550,000, 10.36% principal amount of industrial development bonds due August 2015. In September 1994, this lease was amended to include an approximately 306,000-square-foot expansion of the facility. The expansion was completed in October 1995. The lessor financed the construction of the expansion through a $500,000 capital contribution from its partners and the sale of $9,825,000, 9.01% principal amount of industrial development bonds due in August 2015. The amended lease has an initial, non-cancelable term of 15 years beginning in August 1991 and ending in July 2006, with three optional five year renewals. Rentals (including interest on the bonds, sinking fund payments and fees) for the primary term are payable at an average rate of $711,000 per quarter plus applicable taxes, insurance and maintenance expenses.

    Both facilities are constructed to the Company's specifications. After the option periods, the Company is obligated to renew each lease annually so long as the bonds which financed the specific projects remain outstanding. The facility leases qualify as operating leases for accounting purposes. The Company believes that the facility leases are on terms no less favorable than the Company could have obtained from third parties in arms-length transactions.

NOTE G: EARNINGS PER SHARE

Basic EPS excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised or the Convertible Notes were converted into common stock. EPS for all periods presented has been restated to reflect the adoption of SFAS128.

The following is a reconciliation of net earnings (numerator) and the number of shares (denominator) used in the basic and diluted EPS computations:

Dollars and shares in thousands                                     Net              Weighted         Per-Share
except per share amounts                                          Earnings         Average Shares       Amount
                                                                  --------         --------------     ----------
1998
  Basic                                                           $54,897              54,267            $1.01
     Effect of assumed conversion of Convertible Notes                212               1,021
     Effect of dilutive stock options                                  --               2,367
  Diluted                                                          55,109              57,655              .96
1997
  Basic                                                            41,347              51,297              .81
     Effect of assumed conversion of Convertible Notes              1,239               3,065
     Effect of dilutive stock options                                  --               2,304
  Diluted                                                          42,586              56,666              .75
1996
  Basic                                                            22,742              50,927              .45
     Effect of assumed conversion of Convertible Notes                981               2,429
     Effect of dilutive stock options                                  --               1,645
  Diluted                                                         $23,723              55,001            $ .43

Options for which the exercise price was greater than the average market price of common shares for the period were not included in the computation of diluted earnings per share. These options to purchase shares were as follows:

                                                                         Year Ended
                                                   ------------------------------------------------------------
                                                   Jan. 31, 1999         Feb. 1, 1998          Feb. 2, 1997
                                                   -------------     -----------------       ------------------
Options to purchase shares of common stock                 9,500                15,000                  23,000
Exercise prices                                    $32.50-$40.31         $21.38-$24.50          $16.69- $18.19
Expiration dates                                        Jan 2009     Jun 2007-Jan 2008       Nov 2006-Dec 2006

NOTE H: STOCK OPTIONS

The Company's 1993 Stock Option Plan (the 1993 Plan), which provides for grants of incentive and non-qualified stock options up to an aggregate of 4,500,000 shares, was approved and adopted in 1993 and amended to authorize the grant of an additional 1,000,000 shares in 1997 and 3,000,000 shares in 1998. The 1993 Plan replaces the 1976 non-qualified plan which was terminated and the 1983 Incentive Stock Option Plan, which expired on March 27, 1993. Options granted under the 1976 and 1983 Plans remain in force until they are exercised or expire. All incentive stock option grants made under the 1993 Plan have a maximum term of ten years, except those issued to 10% shareholders which have a term of five years. The exercise price of all incentive stock options shall be 100% of the fair market value of the stock at the option grant date or 110% for a 10% shareholder. The exercise price for non-qualified options shall not be less than 75% of the fair market value of the stock at the option grant date.

    In October of 1998, the Board of Directors adopted a resolution to reprice all outstanding stock options with an exercise price greater than $19.31, the market price at the time of the resolution. Accordingly, approximately 1,225,000 options, granted between June 1997 and October 1998, were repriced to $19.31.

The following table reflects the aggregate activity under the Company's stock option plans, including the repricing:

                                                                             Weighted Average
                                                              Options         Exercise Price
                                                             ---------       ---------------
Balance at January 28, 1996                                  3,382,176            $ 5.94
  Granted (weighted average fair value of $5.59)             1,028,900             10.74
  Exercised                                                    234,354              4.66
  Canceled                                                     216,404              8.60
Balance at February 2, 1997                                  3,960,318              7.12
  Granted (weighted average fair value of $9.70)             1,364,700             15.01
  Exercised                                                    593,382              3.77
   Canceled                                                    155,526              9.70
Balance at February 1, 1998                                  4,576,110              9.82
  Granted (weighted average fair value of $13.53)            2,558,350             22.57
  Exercised                                                  1,028,630             29.29
  Canceled                                                   1,558,848             23.06
Balance at January 31, 1999                                  4,546,982            $13.00

Exercisable, year-end 1996                                   1,768,436            $ 5.13
Exercisable, year-end 1997                                   1,939,598              6.71
Exercisable, year-end 1998                                   1,752,638            $ 8.22

Options to purchase 3,181,088 shares were available for grant at year-end 1998.

The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB NO. 25: "Accounting for Stock Issued to Employees," and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS NO. 123"), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS NO. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

    The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation, accordingly, the fiscal 1996, 1997 and 1998 pro forma adjustments are not indicative of future periods pro forma adjustments. Had compensation cost been determined consistent with SFAS NO. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts indicated below:

                                                              Year Ended
Dollars in thousands,                    ---------------------------------------------------
except per share amounts                 Jan. 31, 1999       Feb. 1, 1998       Feb. 2, 1997
                                         -------------       -------------      ------------
Net earnings
  As reported                                $54,897            $41,347            $22,742
  Pro Forma - Basic                           50,058             38,639             21,647
  Pro Forma - Diluted                         50,270             39,878             22,627
Basic Earnings Per Share
  As Reported                                   1.01                .81                .45
  Pro forma                                      .92                .76                .43
Diluted Earnings Per Share
  As Reported                                    .96                .75                .43
  Pro Forma                                  $   .88            $   .71            $   .42

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                   Year Ended
                                -------------------------------------------------
                                Jan. 31, 1999     Feb. 1, 1998       Feb. 2, 1997
                                -------------     ------------       ------------
Dividend yield                        --                --                --
Volatility                          60.0%             61.0%             50.0%
Risk-free interest                   5.63%             6.49%             6.26%
Expected term (years)                5.7               6.0               5.0

The following table summarizes information about fixed stock options outstanding at Jan. 31, 1999:

                                                  Options Outstanding                     Options Exercisable
                                      -------------------------------------------     ------------------------------
                                                          Weighted       Weighted                          Weighted
                                          Number          Average        Average         Number            Average
                                       Outstanding      Contractual      Exercise     Exercisable at       Exercise
                                      Jan. 31, 1999     Life (Years)     Price        Jan. 31, 1999          Price
                                      -------------     ------------     --------     --------------       ---------
Range of exercise prices
$ 2.56- $ 7.06                            989,432            4.27          $ 4.89         989,432           $ 4.89
$ 7.38- $11.63                          1,015,960            6.50           10.00         489,440            10.24
$12.38- $14.06                            934,740            8.08           14.01         114,020            14.04
$14.34- $19.25                            253,750            8.26           17.48          84,648            17.87
$19.31- $40.31                          1,353,100            9.31           19.65          75,098            19.31
$ 2.56- $40.31                          4,546,982            7.28          $13.00       1,752,638           $ 8.22

NOTE I: ASSOCIATE STOCK-INCENTIVE PLAN

In fiscal 1989, the Company established a defined contribution retirement plan for eligible employees, which is intended to be qualified under Internal Revenue Code Sections 401(a) and 401(k). The plan permits employees to make salary deferral contributions in accordance with Internal Revenue Code Section 401(k). Each participant may choose to have his/her salary deferral contributions and earnings thereon invested in one or more of a money market reserve fund, a balanced mutual fund, or a fund investing in stock of the Company. All amounts contributed by the Company are invested in stock of the Company. In fiscal 1997, the Company amended the plan in the following respects:

        The Company changed the name of the plan from the "Williams Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan" to the "Williams Sonoma, Inc. Associate Stock Incentive Plan."

        The Company amended the plan's eligibility rules so that all associates other than "limited employees" will be eligible to participate after 30 days of service and reaching the age of 21 years. "Limited Employees" will still need to complete 1,000 hours of service in a year and reach the age of 21 years.

        The Company increased its matching contribution from 50% to 100% of the first 6% of a participant's pay which the participant elects to contribute as salary deferral contributions and to have invested in the Company stock fund. The Company announced that it no longer intends to make profit sharing contributions to the plan.

        The Company amended the plan's vesting schedule so that the Company's contributions vest over a five year period rather than a six year period.

        In fiscal 1998, the Company amended the plan to increase the amount of salary deferred contributions a participant may elect to make from 10% of the participant's compensation to 15% of the participant's compensation, subject to certain limitations of the Internal Revenue Code.

NOTE J: COMMITMENTS AND CONTINGENCIES

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial condition.

NOTE K: SEGMENT REPORTING

Williams-Sonoma, Inc. has two reportable segments: retail and catalog. The retail segment sells products for the home through its three retail concepts:
Williams-Sonoma, Pottery Barn and Hold Everything. The catalog segment sells similar products through its five direct-mail catalogs: Williams-Sonoma, Pottery Barn, Hold Everything, Chambers and Gardeners Eden.

    These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because each business unit utilizes a distinct distribution and marketing strategy.

     The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting policies. Williams-Sonoma uses earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated assets include corporate cash and equivalents, the net book value of corporate facilities and related information systems, deferred tax amounts and other corporate long-lived assets.

SEGMENT INFORMATION

Dollars in thousands                              Retail           Catalog          Unallocated             Total
                                                 --------          --------         -----------          -----------
1998
  Revenues                                       $720,320          $383,634                 --           $1,103,954
  Depreciation and amortization expense            24,054             3,954          $   5,013               33,021
  Earnings before income taxes                     88,670            58,045            (55,970)              90,745

  Assets                                          335,882            91,585            148,778              576,245
  Expenditures for assets                          65,374             8,930              4,630               78,934

1997
  Revenues                                        601,738           331,519                 --              933,257
  Depreciation and amortization expense            20,146             3,489              5,236               28,871
  Earnings before income taxes                     77,151            41,916            (49,045)              70,022

  Assets                                          272,610            73,742            130,877              477,229
  Expenditures for assets                          50,077             3,468              5,754               59,299

1996
  Revenues                                        513,592           298,166                 --              811,758
  Depreciation and amortization expense            16,534             1,988              5,810               24,332
  Earnings before income taxes                     60,754            25,088            (46,645)              39,197

  Assets                                          214,783            73,272            116,362              404,417
  Expenditures for assets                        $ 33,737          $ 13,051          $     839           $   47,627

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF WILLIAMS-SONOMA, INC.:

    We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the Company) as of January 31, 1999 and February 1, 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ending January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 31, 1999, and February 1, 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ending January 31, 1999, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Francisco, California
March 24, 1999

                         QUARTERLY FINANCIAL INFORMATION
                                   (Unaudited)

                                                                          Quarter Ended
Fiscal 1998                                          --------------------------------------------------------
Dollars in thousands, except per share amounts         May 3         August 2       November 1     January 31
                                                     --------        --------       ----------     ----------
Net sales                                            $206,210        $215,262        $241,298        $441,184
Gross profit                                           78,286          80,014          94,804         199,907
Earnings before income taxes                            3,639           6,515           8,470          72,121
Net earnings                                            2,147           3,844           4,998          43,908
Basic earnings per share(1)                          $    .04        $    .07        $    .09        $    .79
Diluted earnings per share(2)                        $    .04        $    .07        $    .09        $    .75

                                                                         Quarter Ended
Fiscal 1997                                          --------------------------------------------------------
Dollars in thousands, except per share amounts        May 4          August 3      November 2      February 1
                                                     --------        --------      -----------     ----------
Net sales                                            $176,535        $182,427        $203,863        $370,432
Gross profit                                           66,508          65,760          77,338         166,875
Earnings before income taxes                            2,392           4,169           5,595          57,865
Net earnings(3)                                         1,388           2,417           3,245          34,296
Basic earnings per share(1)                          $    .03        $    .05        $    .06        $    .66
Diluted earnings per share                           $    .03        $    .05        $    .06        $    .61

(1) The sum of the quarterly basic earnings per share does not agree to the year-to-date amount due to rounding differences.

(2) The sum of the quarterly diluted earnings per share amounts does not agree to the year-to-date amount due to the effect of assumed conversion of the Convertible Notes in the year-to-date calculation.

(3) The fourth quarter ended February 1, 1998, includes an after-tax charge to net earnings of $1,378,000 ($.02 per share) related to the reserve for the closure of the San Francisco call center.

COMMON STOCK

Williams-Sonoma's common stock is traded on the New York Stock Exchange (NYSE) under the symbol WSM. The following table sets forth the high and low closing prices on the NYSE for the periods indicated.

    On March 15, 1999, there were 546 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance future growth, and it does not intend to pay cash dividends. In addition, the Company's bank line of credit prohibits payment of cash dividends (see Note C of Notes to Consolidated Financial Statements).

Fiscal 1998                                             High             Low
                                                       -------         ---------
  1st Quarter                                          31 1/2          20 3/8
  2nd Quarter                                          36 1/2          25 7/8
  3rd Quarter                                          31 7/8          17 9/16
  4th Quarter                                          40 5/16         27 9/16

Fiscal 1997(1)                                          High             Low
                                                       -------        ---------
  1st Quarter                                          16 1/2         12 19/32
  2nd Quarter                                          22 3/4         15 1/32
  3rd Quarter                                          24 7/8         18 1/4
  4th Quarter                                          23 1/32        18 1/4

(1) These amounts have been restated to reflect the 2-for-1 stock split in May 1998.

                             DIRECTORS AND OFFICERS


                                W. Howard Lester
                         Director, Chairman of the Board
                           and Chief Executive Officer
                                 of the Company

                               Charles E. Williams
                      Director, Founder and Vice Chairman
                           of the Board of the Company

                                 Adrian Bellamy
                           Director, Chairman, Airport
                      Group International Holdings, L.L.C.
                              and Gucci Group N.V.

                                 James M. Berry
                       Director, Executive Vice President,
                       Finance, Belk Stores Services, Inc.

                                  Nathan Bessin
                     Director, Managing Partner, J. Arthur
                        Greenfield and Company, Certified
                               Public Accountants

                               Dennis A. Chantland
                         Executive Vice President, Chief
                      Administrative Officer of the Company
                           and Secretary to the Board

                               Patrick J. Connolly
                       Director, Executive Vice President
                                 of the Company,
                            General Manager, Catalog

                                  Janet Emerson
                     Director, President and Chief Executive
                             Officer, Learningsmith

                                  Gary Friedman
                      Director, Chief Merchandising Officer
                          of the Company and President,
                                 Retail Division

                                 Richard Hunter
                      Senior Vice President of the Company,
                          International Operations and
                                   Development

                                 John E. Martin
                             Director, Chairman and
                            Chief Executive Officer,
                           PepsiCo Casual Restaurants
                                  International

                                James A. McMahan
                            Director, Chairman of the
                            Compensation Committee of
                            the Board of the Company

                                 John S. Bronson
                      Senior Vice President of the Company,
                                 Human Resources


                              WILLIAMS-SONOMA, INC.


                             Corporate Headquarters
                              Williams-Sonoma, Inc.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109

                               Distribution Center
                               4300 Concorde Road
                                Memphis, TN 38118

                                 Transfer Agent
                    ChaseMellon Shareholder Services, L.L.C.
                        50 California Street, 10th Floor
                             San Francisco, CA 94111

                              Independent Auditors
                             Deloitte & Touche, LLP,
                                50 Fremont Street
                             San Francisco, CA 94105

                                   Trademarks
                         A Catalog for Cooks, Chambers,
                       Gardeners Eden, Hold Everything and
                           Pottery Barn are trademarks
                            of Williams-Sonoma, Inc.