Form 10-K, Exhibit 13
period 2000-01-30
WILLIAMS SONOMA INC
filed 2000-05-01
CIK 719955

                                                                      EXHIBIT 13



                        Five-Year Selected Financial Data


Dollars and amounts in thousands except percentages,
per share amounts and retail stores data                  Jan. 30        Jan. 31         Feb. 1        Feb. 2          Jan. 28
                                                            2000           1999           1998         1997(2)          1996
                                                         ----------     ----------     ----------     ----------     ----------
Results of Operations
   Net sales                                             $1,383,993     $1,103,954     $  933,257     $  811,758     $  644,653
   Gross margin                                             571,027        453,012        376,481        318,579        234,318
   Earnings before income taxes                             110,721         90,745         70,022         39,197          4,373
   Net earnings                                              68,100         54,897         41,347         22,742          2,536
   Basic net earnings per share(1)                             1.22           1.01            .81            .45            .05
   Diluted net earnings per share(1)                     $     1.16     $      .96     $      .75     $      .43     $      .05
   Operating margin                                             8.2%           8.3%           7.9%           5.4%           1.4%
Financial Position
   Working capital                                       $  194,093     $  172,866     $  134,524     $   96,568     $   39,076
   Long-term debt and other liabilities                      40,453         44,649         89,789         89,319         46,757
   Total assets                                             738,942        576,245        477,229        404,417        319,096
   Return on assets                                            10.6%          10.7%          10.2%           7.7%           2.6%
   Shareholders' equity                                     383,309        302,030        193,198        146,038        121,653
   Shareholders' equity per share (book value)(1)        $     6.80     $     5.42     $     3.74     $     2.86     $     2.39
   Return on equity                                            19.9%          22.2%          24.4%          17.0%           2.1%
   Debt-to-equity ratio                                        12.1%          16.9%          46.5%          61.2%          38.4%
Retail Stores
     Store Count
        Williams-Sonoma                                         185            163            152            145            139
           Classic                                               57             65             78             89             97
           Grand Cuisine                                        128             98             74             56             42
        Pottery Barn                                            117             96             88             76             67
           Classic                                               17             19             34             43             47
           Design Studio                                        100             77             54             33             20
        Hold Everything                                          32             33             32             32             32
        Outlets                                                  10              6              4              3              2
   Number of stores at year-end                                 344            298            276            256            240
   Comparable store sales growth                                6.4%           5.0%           2.8%           4.6%           3.4%
   Store selling area at year-end (sq. ft.)               1,497,382      1,217,047      1,015,778        839,112        690,256
   Gross leasable area at year-end (sq. ft.)              2,308,488      1,887,560      1,553,137      1,264,531      1,023,003
Direct-to-Customer sales(3)
   Catalogs mailed in year                                  191,810        163,067        154,475        136,489        131,800
   Direct-to-customer sales growth                             34.2%          15.7%          11.2%          19.1%          16.2%
   Direct-to-customer sales as percent of total sales          37.2%          34.8%          35.5%          36.7%          38.8%

(1) Per share amounts have been restated to reflect the 2-for-1 stock split in May 1998.

(2)  The year ended February 2, 1997 includes 53 weeks

(3)  Direct-to-customer sales include catalog and Internet sales.

                      Management's Discussion and Analysis

NET SALES

Net sales consists of the following components:

                                  Year                      Year                      Year
                                 Ended                     Ended                     Ended
Dollars in thousands          Jan. 30, 2000   % Total   Jan. 31, 1999   % Total   Feb. 1, 1998   % Total
                              -------------   -------   -------------   -------   ------------   -------
Retail sales                   $  869,078       62.8%    $  720,320       65.2%     $601,738       64.5%
Direct-to-customer sales          514,915       37.2%       383,634       34.8%      331,519       35.5%
  Total net sales              $1,383,993      100.0%    $1,103,954      100.0%     $933,257      100.0%

Net sales for Williams-Sonoma, Inc. and subsidiaries (the Company) for the 52 weeks ended January 30, 2000 (fiscal 1999) were $1,383,993,000 -- an increase of $280,039,000 (25.4%) over net sales for the 52 weeks ended January 31, 1999 (fiscal 1998). Net sales for fiscal 1998 increased 18.3% over net sales for the 52 weeks ended February 1, 1998 (fiscal 1997). Direct-to-customer sales include catalog and Internet sales.

Historically, the Company had not recorded sales returns on the accrual basis of accounting because the difference between the cash and accrual basis of accounting was not material to the results of operations. In fiscal 1999, the Company began recording sales returns on the accrual basis of accounting. Because the effect of this change was insignificant to fiscal 1998 and 1997, the Company recorded the effect of this change in the current year. The impact of recording this change in fiscal 1999 for current and prior years is a reduction in net earnings of $3,206,000, or $0.05 diluted earnings per share.

RETAIL SALES

                                                                           Year Ended
Dollars in thousands                                    Jan. 30, 2000     Jan. 31, 1999     Feb. 1, 1998
                                                        -------------     -------------     ------------
Retail sales                                             $  869,078        $  720,320        $  601,738
Retail sales growth percentage                                 20.7%             19.7%             17.2%
Comparable store sales growth                                   6.4%              5.0%              2.8%
Number of stores - beginning of year                            298               276               256
Number of new stores                                             58                57
                                                                                                     44
Number of closed stores                                          12                35
                                                                                                     24
Number of stores - end of year                                  344               298               276
Store selling square footage at year-end (sq. ft.)        1,497,382         1,217,047         1,015,778
Store leased square footage at year end (sq. ft.)         2,308,488         1,887,560         1,553,137

Retail sales for fiscal 1999 increased 20.7% over retail sales for fiscal 1998 primarily due to new store openings. During fiscal 1999, the Company opened 58 stores (30 large-format Williams-Sonoma, 23 large-format Pottery Barn, 1 Hold Everything and 4 Outlets), and closed 12 smaller stores (8 Williams-Sonoma, 2 Pottery Barn and 2 Hold Everything). Pottery Barn accounted for 55.9% of the growth in selling square footage from fiscal year-end 1998 to fiscal year-end 1999 and 58.2% of the growth in retail sales as measured for the same period. For the comparable periods of fiscal 1998 and fiscal 1997, Pottery Barn accounted for 65.5% of the growth in selling square footage and 60.2% of the growth in retail sales. Total retail sales in fiscal 1998 increased 19.7% over retail sales in fiscal 1997, principally due to a net increase of 22 stores.

Comparable stores are defined as those whose gross square feet did not change by more than 20% in the previous 12 months and which have been open for at least 12 months. Comparable store sales are computed monthly for purposes of this analysis. Comparable store sales grew 6.4% in fiscal 1999 and 5.0% in fiscal 1998.

Same-store sales growth in Pottery Barn and Williams-Sonoma, the Company's primary concepts, were strong in fiscal 1999, with both being above 5%.

The prototypical 1999 large-format stores range from 5,700 - 8,800 selling square feet (8,800 - 15,000 gross square feet) for Pottery Barn stores and 2,700
- 6,300 selling square feet (3,800 - 7,800 gross square feet) for Williams-Sonoma. As of the end of fiscal 1999, 228 stores (128 Williams-Sonoma and 100 Pottery Barn) were large-format, comprising 77.8% of the Company's total selling square footage. Large-format stores accounted for 76% of retail sales in fiscal 1999, as compared to 68% in fiscal 1998. In fiscal 2000, the Company plans to increase leased square footage by approximately 22%. Planned store openings in fiscal 2000 include the introduction of six Pottery Barn Kids retail locations.

DIRECT-TO-CUSTOMER SALES

                                                                       Year Ended
                                                January 30, 2000    January 31, 1999    February 1, 1998
                                                ----------------    ----------------    ----------------
Catalog sales                                       $504,967            $383,634            $331,519
Internet sales                                         9,948                  --                  --
Total direct-to-customer sales                      $514,915            $383,634            $331,519
Percent growth in direct-to-customer sales              34.2%               15.7%               11.2%
Percent growth in number of catalogs mailed             17.6%                5.6%               13.2%

Direct-to-customer sales increased 34.2% in fiscal 1999 and 15.7% in fiscal 1998, as compared to the same periods of the respective prior years. The increases in both years were primarily due to the strength of Pottery Barn.

Excluding the Gardeners Eden catalog, which was sold in May 1999, Pottery Barn and Pottery Barn Kids accounted for 59.5% and 36.2%, respectively, of the growth in fiscal 1999 catalog sales. The number of pages mailed and number of catalogs mailed for Pottery Barn increased 45.4% and 19.8%, respectively, for fiscal 1999 as compared to fiscal 1998. Fiscal 1999 sales for Pottery Barn Kids, which debuted in January 1999, were more than double the Company's original sales plan. Management believes that the success of the Pottery Barn brand reflects the Company's continuing investment in product design and quality, and the consumer recognition achieved through its Pottery Barn catalogs and design studio stores. The Company expects to introduce a Pottery Barn Bed & Bath catalog in the second quarter of 2000.

Sales for Williams-Sonoma catalog increased 8.5% in fiscal 1999 as compared to the same period of the prior year. The Company attributes this in part to the redesign of the Williams-Sonoma catalog, which was introduced in the second quarter of fiscal 1999.

In June 1999 the Company launched its Williams-Sonoma Internet Wedding and Gift Registry Web site and in November 1999 the Company launched its Williams-Sonoma e-commerce site. Combined sales from these sites was $9,948,000 in fiscal 1999. Management expects to add a Pottery Barn e-commerce site in the summer of fiscal 2000.

The Company sold Gardeners Eden to Brookstone, Inc. to allow greater focus on existing Company brands and the Internet. As a result of the sale, the Company recognized a $3,962,000 pre-tax gain ($2,437,000 after-tax).

COST OF GOODS SOLD AND OCCUPANCY

Cost of goods sold and occupancy expenses expressed as a percent of net sales for fiscal 1999 decreased 0.3 percentage points to 58.7% from 59.0% in fiscal 1998, principally due to a lower cost of merchandise. The Company believes this is a direct result of its investment in product development, sourcing and quality control personnel over the last several years. Occupancy expenses expressed as a percent of net sales remained flat in fiscal 1999 as compared to the same period of the prior year. A higher depreciation expense rate related to systems development and the expansion of the Company's distribution facilities was offset by improvement in other occupancy expense rates due to increased sales volume.

In fiscal 1998, cost of goods sold and occupancy expenses expressed as a percent of net sales declined 0.7 percentage points, primarily as a result of lower cost of merchandise.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general and administrative expenses expressed as a percent of net sales increased 0.7 percentage points in fiscal 1999 to 33.4% from 32.7% in fiscal 1998, primarily due to an increased employment expense rate. The increased employment rate was partially due to higher than planned direct-to-customer demand in the fourth quarter, resulting in labor inefficiencies at the Company's direct-to-customer distribution facility. The Company also continued to develop the infrastructure required for the brand extensions and accelerated growth expected in the coming year, which resulted in increased expenses.

In fiscal 1998, selling, general and administrative expenses as a percent of net sales increased 0.3 percentage points, from 32.4% in fiscal 1997 to 32.7%. The increase is principally due to higher employment costs in the stores and distribution facility, partially offset by an improved advertising expense rate.

INTEREST EXPENSE

Net interest expense increased $1,082,000, from $1,363,000 in fiscal 1998 to $2,445,000 in fiscal 1999, principally due to reduced short-term investment income. Net interest expense in fiscal 1998 decreased $2,427,000 over net interest expense in fiscal 1997, primarily as a result of the conversion of the Company's $40,000,000 Convertible Notes.

INCOME TAXES

The Company's effective tax rate was 38.5% for fiscal 1999, as compared to 39.5% in fiscal 1998 and 41.0% in fiscal 1997. These reductions in the effective tax rate over the last several years reflect decreases in state taxes resulting from revisions in the corporate structure which are being undertaken in order to conform more closely to the Company's operations.

LIQUIDITY AND CAPITAL RESOURCES

For fiscal 1999, cash provided by operating activities was $105,721,000 representing an increase of $25,994,000 from the $79,727,000 of cash provided by operating activities for fiscal 1998. The $79,727,000 of operating cash provided in fiscal 1998 represented an increase of $3,854,000 as compared to fiscal 1997. The fiscal 1999 increase in operating cash is primarily attributable to an increase in net earnings. In addition, a significant increase in the level of merchandise inventories was mostly offset by increases in accounts payable and accrued expenses. An increase in inventory levels was planned to improve order fulfillment rates in the direct-to-customer business. However, merchandise inventory levels were above management's expectations at the end of fiscal 1999. The Company anticipates that inventory levels will be back in line with forecasted sales in the second half of fiscal 2000.

Net cash used in investing activities was $116,400,000 for fiscal 1999 as compared to $76,728,000 in fiscal 1998 and $59,146,000 in fiscal 1997. Fiscal 1999 purchases of property and equipment were $120,209,000, which includes approximately $70,442,000 for stores, $18,720,000 for warehouse and computer equipment in a new leased distribution facility and $25,455,000 for systems development, including the Internet. Net proceeds from the sale of the assets of the Gardeners Eden catalog were $9,101,000. Additionally, there were net proceeds from the sale of land of $2,091,000 and a $7,500,000 deposit on a new corporate headquarters building, as discussed below. The fiscal 1998 expenditures were primarily for new stores and information systems. Gross capital expenditures in fiscal 2000 are projected to be approximately $230,000,000, including approximately $75,000,000 for the purchase of a new corporate headquarters building, $80,000,000 for stores, and approximately $30,000,000 for systems development, including the Internet.

For fiscal 1999, cash used in financing activities was $3,786,000, comprised primarily of repayment of long-term debt and repurchases of the Company's common stock, partially offset by proceeds from stock option exercises. For fiscal

1998 and fiscal 1997, cash provided by financing activities was $7,095,000 and $1,685,000, respectively, principally due to proceeds from the exercise of stock options.

The Company's amended and restated syndicated line of credit agreement, which expires on May 31, 2001, provides for $50,000,000 in cash advances, and contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period, fixed charge coverage requirements and a prohibition on payment of cash dividends. In addition, the Company has a $65,000,000 letter of credit agreement with its lead bank, which was amended in February 2000 as discussed below. As of January 30, 2000, the Company had no borrowings outstanding under the line of credit facility and $39,361,000 in outstanding letters of credit.

In February 2000 the Company purchased a 204,000 square foot office building in San Francisco, California, for the purpose of consolidating certain headquarters staff and to provide for future growth. The purchase price of $80,000,000 was financed by amending the Company's existing letter of credit agreement to add a $75,000,000 revolving line of credit at an interest rate of IBOR plus 0.875%. The amended letter of credit agreement expires on May 31, 2001.

By the end of the third quarter of fiscal 2000, the Company expects to replace its current line of credit and letter of credit agreements with a long-term agreement in order to meet increased working capital needs associated with the Company's growth plans.

In April 1998, the Company notified the holders of the Convertible Notes of the Company's intention to redeem the Convertible Notes. Prior to such redemption, substantially all of the Convertible Notes were converted into 3,064,000 shares of the Company's common stock. As a result, the Company recorded a net increase to paid-in capital of $39,004,000, representing $39,999,000 from the conversion of the Convertible Notes, net of $995,000 of related unamortized debt issuance costs.

In fiscal 1998, the Company leased a 750,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease covers 22.5 years with two optional five-year renewals. Rental payments for the primary term, which commenced in July 1999, are payable at an average annual rate of $3,100,000. In September 1999, the lease was amended to include a 261,000 square-foot expansion. Rent for the expansion commenced in January 2000 and is estimated at an average annual rate of $855,000.

In January 2000, the Company entered into an agreement to lease an additional 1,100,000 square-foot distribution facility in Olive Branch, Mississippi. The lease covers a 23-year term with two optional five-year renewals. Rent will commence upon completion of the facility, currently anticipated to be August 2000. Rental payments for the primary term are estimated to average $4,500,000 annually. These estimated rental payments are subject to adjustment upon completion of construction and finalization of costs.

In March 2000, the Company repurchased 825,000 shares of its common stock for approximately $18,500,000.

IMPACT OF INFLATION

The impact of inflation on results of operations has not been significant.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to market risks, which include changes in U.S. interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

Interest Rate Risk.

The interest payable on the Company's bank line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose .85 basis points (a 10% change from the bank's reference rate as of January 30, 2000), the Company's results from operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. In February 2000 the Company incurred additional variable rate debt in connection with the purchase of a corporate headquarters building. The Company does not use derivative financial instruments in its investment portfolio.

Foreign Currency Risks.

The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. Dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

SEASONALITY

The Company's business is subject to substantial seasonal variations in demand. Historically, a significant portion of the Company's sales and net income have been realized during the period from October through December, and levels of net sales and net income have generally been significantly lower during the period from January through September. The Company believes this is the general pattern associated with the direct-to-customer and retail industries. In anticipation of its peak season, the Company hires a substantial number of additional employees in its retail stores and direct-to-customer processing and distribution areas, and incurs significant fixed catalog production and mailing costs.

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

                       Consolidated Statements of Earnings

                                                                                   Year Ended
Dollars and shares in thousands, except per share amounts       Jan. 30, 2000     Jan. 31, 1999    Feb. 1, 1998
                                                                -------------     -------------    ------------
Net sales                                                        $1,383,993        $1,103,954        $933,257
Cost of goods sold and occupancy expenses                           812,966           650,942         556,776
   Gross margin                                                     571,027           453,012         376,481
Selling, general and administrative expenses                        461,823           360,904         302,669
Gain on sale of assets                                                3,962                --              --
Interest expense - net                                                2,445             1,363           3,790
   Earnings before income taxes                                     110,721            90,745          70,022
Income taxes                                                         42,621            35,848          28,675
   Net earnings                                                  $   68,100        $   54,897        $ 41,347
Basic earnings per share                                         $     1.22        $     1.01        $    .81
Diluted earnings per share                                       $     1.16        $      .96        $    .75
Shares used in calculation of earnings per share:
   Basic                                                             55,817            54,267          51,297
   Diluted                                                           58,612            57,655          56,666

See Notes to Consolidated Financial Statements.


                 Consolidated Statements of Shareholders' Equity

                                                              Common Stock             Retained
Dollars and shares in thousands                            Shares        Amount        Earnings       Total
                                                           ------       --------       --------      --------
Balance at February 2, 1997                                51,088       $ 49,960       $ 96,078      $146,038
   Exercise of stock options and tax
      benefit from disqualifying dispositions                 592          5,813             --         5,813
   Net earnings                                                --             --         41,347        41,347
Balance at February 1, 1998                                51,680         55,773        137,425       193,198
   Exercise of stock options and tax
      benefit from disqualifying dispositions               1,028         14,931             --        14,931
   Conversion of Convertible Notes into common stock        3,064         39,004             --        39,004
   Net earnings                                                --             --         54,897        54,897
Balance at January 31, 1999                                55,772        109,708        192,322      $302,030
   Exercise of stock options and tax
      benefit from disqualifying dispositions                 773         17,917             --        17,917
   Repurchase of common stock                                (166)        (4,738)            --        (4,738)
   Net earnings                                                --             --         68,100        68,100
Balance at January 30, 2000                                56,379       $122,887       $260,422      $383,309


See Notes to Consolidated Financial Statements.

                           Consolidated Balance Sheets


Dollars in thousands, except per share amounts                                       Jan. 30, 2000  Jan. 31, 1999
                                                                                     -------------  -------------
Assets

Current Assets
     Cash and cash equivalents                                                         $ 92,843       $107,308
     Accounts receivable (less allowance for doubtful
          accounts of $250 and $230)                                                     22,427         20,082
     Merchandise inventories                                                            257,342        173,160
     Prepaid expenses and other assets                                                   13,326          8,985
     Prepaid catalog expenses                                                            14,677         13,154
     Deferred income taxes                                                                9,265          4,077
     Total current assets                                                               409,880        326,766
Property and equipment - net                                                            313,171        243,119
Investments and other assets (less accumulated
          amortization of $649 and $544)                                                 15,891          6,360
Total assets                                                                           $738,942       $576,245

Liabilities and Shareholders' Equity

Current liabilities
     Accounts payable                                                                  $102,462       $ 70,964
     Accrued expenses                                                                    33,971         24,003
     Customer deposits                                                                   40,087         26,659
     Income taxes payable                                                                26,062         19,529
     Current portion of long-term obligations                                             5,839          6,368
     Other liabilities                                                                    7,366          6,377
     Total current liabilities                                                          215,787        153,900
Deferred lease credits                                                                   90,873         72,327
Long-term debt and other liabilities                                                     40,453         44,649
Deferred income tax liability                                                             8,520          3,339
Commitments and contingencies                                                                --             --
Shareholders' equity
     Preferred stock, $.01 par value,
          Authorized 7,500,000 shares, none issued                                           --             --
     Common stock, $.01 par value, authorized 126,562,500 shares,
          issued and outstanding, 56,378,958 and 55,771,935 shares, respectively        122,887        109,708
     Retained earnings                                                                  260,422        192,322
     Total shareholders' equity                                                         383,309        302,030
Total liabilities and shareholders' equity                                             $738,942       $576,245

See Notes to Consolidated Financial Statements.

                      Consolidated Statements of Cash Flows


                                                                               Year Ended
Dollars in thousands                                        Jan. 30, 2000     Jan. 31, 1999     Feb. 1, 1998
                                                            -------------     -------------     ------------
Cash flows from operating activities:
Net Earnings                                                  $  68,100         $  54,897         $ 41,347
Adjustments to reconcile net earnings to net cash used
     In operating activities:
     Depreciation and amortization                               45,211            33,021           28,871
     Net (gain)loss on disposal of assets                          (931)              289             (132)
     Amortization of deferred lease incentives                   (8,699)           (6,605)          (4,853)
     Change in deferred income taxes                                 (7)              503            3,238
     Tax benefit from exercise of stock options                  10,488             7,221            3,507
     Other                                                           --                --            3,022
Change in:
     Accounts receivable                                         (2,345)           (4,844)          (3,320)
     Merchandise inventories                                    (86,854)          (40,709)         (21,749)
     Prepaid catalog expenses                                    (3,152)              442           (1,671)
     Prepaid expenses and other assets                           (4,342)             (994)             683
     Accounts payable                                            31,498            12,468           (5,913)
     Accrued expenses and other liabilities                      22,976            (1,050)           9,911
     Deferred lease incentives                                   27,245            22,775           21,431
     Income taxes payable                                         6,533             2,313            1,501
Net cash provided by operating activities                       105,721            79,727           75,873
Cash flows from investing activities:
     Purchase of property and equipment                        (120,209)          (78,934)         (59,299)
     Proceeds from sale of property and equipment                11,192             2,206               --
     Deposit on purchase of headquarters building                (7,500)               --               --
     Other                                                          117                --              153
Net cash used in investing activities                          (116,400)          (76,728)         (59,146)
Cash flows from financing activities:
     Borrowings under line of credit                            158,480            53,825           41,000
     Repayments under line of credit                           (158,480)          (53,825)         (41,000)
     Repurchase of common stock                                  (4,738)               --               --
     Repayments of long-term debt                                (6,477)             (615)            (621)
     Proceeds from exercise of stock options                      7,429             7,710            2,306
Net cash provided by (used in) financing activities              (3,786)            7,095            1,685
Net increase (decrease) in cash and cash equivalents            (14,465)           10,094           18,412
Cash and cash equivalents at beginning of period                107,308            97,214           78,802
Cash and cash equivalents at end of period                    $  92,843         $ 107,308         $ 97,214

Non-cash financing transaction:
     Conversion of Convertible Notes to common stock          $      --         $  39,004         $     --


See Notes to Consolidated Financial Statements.

                   Notes to Consolidated Financial Statements

Note A Summary of Significant Accounting Policies

Williams-Sonoma, Inc. and its subsidiaries (the Company) are specialty retailers of products for the home. The retail segment sells its products through its three retail concepts: Williams-Sonoma, Pottery Barn and Hold Everything. The direct-to-customer segment sells similar products through its five direct-mail catalogs, Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold Everything and Chambers and the Internet (Williams-Sonoma only). Based on net sales in fiscal 1999, retail accounted for 62.8% of the business and direct-to-customer accounted for 37.2%. The principal concepts in both retail and direct-to-customer are Williams-Sonoma and Pottery Barn, which sell cookware essentials and contemporary tableware and home furnishings, respectively. The catalogs reach customers throughout the United States, while the three retail businesses currently operate 344 stores in 39 states and Washington D.C. Significant intercompany transactions and accounts have been eliminated.

      Fiscal Year:   The Company's fiscal year ends on the Sunday closest to
January 31. Fiscal years 1999, 1998 and 1997 ended on January 30, 2000, January 31, 1999 and February 1, 1998, respectively and each fiscal year consisted of 52 weeks.

     Fair Value of Financial Instruments: The carrying value of cash and cash equivalents, accounts receivable, investments, accounts payable and debt approximates their estimated fair values.

     Cash equivalents:   Cash equivalents consist of short-term investments with
original maturities of 90 days or less.

     Merchandise inventories:   Merchandise inventories are stated at the lower
of cost (weighted-average method) or market. In fiscal 1999, approximately 49.4% of the Company's payments for merchandise were to foreign vendors, most of which are located in Europe and Asia.

     Prepaid catalog expenses: Prepaid catalog expenses consist of the cost to produce, print and distribute catalogs. Such costs are amortized over the expected sales volume of each catalog. Typically, over 90% of the cost of a catalog is amortized in the first four months. Catalog advertising expenses amounted to $132,326,000, $108,425,000 and $94,169,000 in fiscal 1999, 1998 and
1997, respectively.

    Property and equipment:   Property and equipment are stated at cost.
Depreciation is computed using the straight-line method based upon the estimated remaining useful lives of the assets ranging from 3 to 49 years. Amortization of improvements to leased properties is based upon the shorter of the remaining term of the applicable lease or the estimated useful lives of such assets. Whenever events or changes in circumstances have indicated that the carrying amount of its assets might not be recoverable, the Company, using its best estimates based on reasonable and supportable assumptions and projections, has reviewed for impairment the carrying value of long-lived assets.

     Capitalized software costs: Capitalized computer software, included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight line basis, generally over a three to five year period. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"

     Investments and other assets: Investments and other assets include certain investments, long-term deposits, lease rights and interests which are being amortized over the life of the respective leases (5 to 49 years), and debt-issuance costs which are amortized over the life of the debt.

     Deferred lease incentives: Deferred lease incentives include construction allowances received from landlords, which are amortized on a straight-line basis over the initial lease term. For leases which contain fixed escalations of the minimum annual lease payment during the original term of the lease, the Company recognizes rental expense on a straight-line basis and records the difference between rent expense and the amount currently payable as deferred lease incentives.

     Net Sales: Sales are recorded, net of estimated returns, when merchandise is shipped from warehouses for catalog and Internet sales or purchased by the customer at retail locations. Historically, the Company had not recorded sales returns on the accrual basis of accounting because the difference between the cash and accrual basis of accounting was not material to the results of operations. In fiscal 1999, the Company began recording sales returns on the accrual basis of accounting. Because the effect of this change was insignificant to fiscal 1998 and 1997, the Company recorded the effect of this change in the current year. The impact of recording this change in fiscal 1999 for current and prior years is a reduction in net earnings of $3,206,000, or $0.05 diluted earnings per share.

    Income taxes: Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

     Earnings Per Share:   Basic earnings per share is computed as net income
divided by the weighted average number of common shares outstanding for the period. Diluted net earnings per share is computed based on the weighted average number of common shares outstanding for the period, plus common stock equivalents consisting of shares subject to stock options and shares from assumed conversion of convertible debt. Earnings per share, number of shares and stock options for all periods presented have been restated to reflect a 2-for-1 stock split in May 1998.

    Stock-based awards: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) NO. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

     Comprehensive income:   Comprehensive income consists of net income and
other comprehensive income (income, expenses, gains and losses that currently bypass the income statement and are reported directly as a separate component of equity). The Company's comprehensive income equals net income for all periods presented.

     New accounting pronouncement: Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for years beginning after June 15, 2000. The impact of adoption of the standard by the Company has not yet been determined.

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

     Reclassifications: Certain items in the prior years' consolidated financial statements have been reclassified to conform to the fiscal 1999 presentation.

Note B Property and Equipment

Property and equipment consist of the following:

Dollars in thousands                                Jan. 30, 2000   Jan. 31, 1999
                                                    -------------   -------------
Land and buildings                                    $ 12,658        $ 12,689
Leasehold improvements                                 250,106         201,170
Fixtures and equipment                                 166,466         122,861
Software                                                44,125          23,625
Construction in progress                                 7,313          11,242
                                                       480,668         371,587
Less accumulated depreciation and amortization         167,497         128,468
Total property and equipment - net                     313,171         243,119

Note C  Borrowing Arrangements

Long-term debt consists of the following:

Dollars in thousands                                        Jan. 30, 2000   Jan. 31, 1999
                                                            -------------   -------------
Senior notes                                                    34,286          40,000
Mortgage                                                         6,279           6,404
Obligations under capital leases and other liabilities           5,727           4,613
                                                                46,292          51,017
Less current maturities                                          5,839           6,368
Total long-term debt                                           $40,453         $44,649

           In April 1998, the Company notified the holders of the Convertible Notes of the Company's intention to redeem the Convertible Notes. Prior to such redemption, substantially all of the Convertible Notes were converted into 3,064,000 shares of the Company's common stock. As a result, the Company recorded a net increase to paid-in capital of $39,004,000, representing $39,999,000 from the conversion of the Convertible Notes, net of $995,000 of related unamortized debt issuance costs.

           The Company has $40,000,000 of Senior Notes which are due in August 2005, and interest is payable semi-annually at 7.2%. Annual principal payments of $5,714,000 began in August 1999, and continue through August 2004. The remaining principal amount is due and payable upon maturity. The Senior Notes contain certain restrictive loan covenants, including minimum net-worth requirements, fixed-charge coverage ratios and limitations on current and funded debt.

           The Company has an agreement with a bank for a $7,000,000 mortgage at LIBOR plus 1.25%. The Company fixed the interest rate at 7.8% through an interest-rate swap agreement with the bank. Interest and nominal principal payments are due quarterly. Upon maturity of the mortgage in March 2001, a lump sum payment of $6,154,000 will be due. The mortgage is secured by the corporate headquarters building.

           The Company's amended and restated syndicated line of credit facility, which expires on May 31, 2001, provides for $50,000,000 in cash advances, and contains certain restrictive loan covenants, including minimum tangible net worth, a minimum out-of-debt period, fixed charge coverage requirements and a prohibition on payment of cash dividends. In addition, the Company has a $65,000,000 letter of credit agreement with its lead bank which was amended in February 2000 as discussed below. As of January 30, 2000, the Company had no borrowings outstanding under the line of credit facility and $39,361,000 in outstanding letters of credit.

           In February 2000 the Company purchased a 204,000 square foot office building in San Francisco, California, for the purpose of consolidating certain headquarters staff and to provide for future growth. The purchase price of $80,000,000 was financed by amending the Company's existing letter of credit agreement to add a $75,000,000 revolving line of credit. The amended agreement expires on May 31, 2001.

           By the end of the third quarter of fiscal 2000, the Company expects to replace its current line of credit and letter of credit agreements with a long-term agreement in order to meet increased working capital needs associated with the Company's growth plans.

           Interest expense was $4,221,000, $4,093,000 and $5,705,000 for fiscal
1999, 1998 and 1997, respectively. Interest paid was $4,390,000, $4,568,000 and
$5,828,000 for the same periods.

           Accounts payable at January 30, 2000, and January 31, 1999, includes cash overdrafts of $22,667,000 and $17,109,000, respectively, for checks issued and not presented to the bank for payment.

           As of January 30, 2000, the Company's debt (excluding the February 2000 borrowings), is scheduled to mature as follows: $5,839,000 in fiscal year 2000, $12,734,000 in fiscal year 2001, $5,852,000 in fiscal year 2002,
$5,763,000 in fiscal year 2003, $5,714,000 in fiscal year 2004 and $10,390,000 thereafter.

Note D Income Taxes

The provision for income taxes consists of the following:

Dollars in thousands                            Year Ended
                           Jan. 30, 2000       Jan. 31, 1999       Feb. 1, 1998
                           -------------       -------------       ------------
Current payable
     Federal                 $ 36,034             $29,182            $20,261
     State                      6,594               6,163              5,176
     Total current             42,628              35,345             25,437
Deferred
     Federal                      (12)                336              2,609
     State                          5                 167                629
     Total deferred                (7)                503              3,238
     Total provision         $ 42,621             $35,848            $28,675

Income taxes paid were $26,639,000, $26,371,000 and $20,702,000 for fiscal 1999,
1998 and 1997, respectively. A reconciliation of income taxes at the federal statutory corporate rate to the effective rate is as follows:

                                                                       Year Ended
                                                     Jan. 30, 2000    Jan. 31, 1999    Feb. 1, 1998
                                                     -------------    -------------    ------------
Federal income taxes at the statutory rate               35.0%            35.0%            35.0%
State income tax rate, less federal benefit               3.5%             4.5%             5.5%
Other                                                      --               --              0.5%
Total                                                    38.5%            39.5%            41.0%

Significant components of the Company's deferred tax accounts are as follow:

                                            Jan. 30, 2000                  Jan. 31, 1999
                                            -------------                  -------------
Dollars in thousands
                                      Deferred         Deferred        Deferred         Deferred
                                      Tax Assets   Tax Liabilities    Tax Assets    Tax Liabilities
                                      ----------   ---------------    ----------    ---------------
Current:
     Compensation                      $ 4,087              --         $ 3,437              --
     Inventory                           7,419              --           4,284              --
     Accrued liabilities                 3,669         $   258           1,773          $  182
     Deferred catalog costs                 --           5,652              --           5,235
          Total current                 15,175           5,910           9,494           5,417

Non-current:
     Depreciation                           --           4,225              --           1,648
     Deferred rent                         821              --             773              --
     Deferred lease incentives              --           5,116              --           2,464
     Capital loss                           --              --           5,160              --
     Valuation allowance                    --              --          (5,160)             --
     Total non-current                     821           9,341             773           4,112
  Total                                $15,996         $15,251         $10,267          $9,529

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The Company had established a valuation allowance as of January 31, 1999 due to the uncertainty of realizing future tax benefits from its capital loss carryforwards. Due to the expiration of the capital loss carryforward as of January 30, 2000, the deferred tax asset and applicable valuation allowance have been eliminated.

Note E Leases

The Company leases store locations, its warehouses, corporate headquarters, call centers and certain equipment under operating and capital leases for original terms ranging from 3 to 23 years extending through 2022, except for one store lease with a 49 year term extending though 2040. Most store leases require the payment of minimum rentals against percentage rentals based on store sales. Certain leases contain renewal options for periods of up to 20 years.

           In fiscal 1998, the Company leased a 750,000 square foot retail distribution facility located in Olive Branch, Mississippi. The lease covers
22.5 years with two optional five-year renewals. Rental payments for the primary term, which commenced in July 1999, are payable at an average annual rate of $3,100,000. In September 1999, the lease was amended to include a 261,000 square-foot expansion. Rent for the expansion commenced in January 2000 and is estimated at an average annual rate of $855,000.

           In January 2000, the Company entered into an agreement to lease an additional 1,100,000 square-foot distribution facility in Olive Branch, Mississippi. The lease covers a 23-year term with two optional five-year renewals. Rent will commence upon completion of the facility, currently anticipated to be August 2000. Rental payments for the primary term are estimated to average $4,500,000 annually. These estimated rental payments are subject to adjustment upon completion of construction and finalization of costs. The estimated rental payments have been included in the lease commitment table below.

Total rental expense for all operating leases was as follows:

                                              Year Ended
Dollars in thousands         Jan. 30, 2000   Jan. 31, 1999    Feb. 1, 1998
                             -------------   -------------    ------------
Minimum rent expense            $50,580         $43,320         $35,431
Equipment rent                    9,745           8,056           6,767
Contingent rent expense          10,046           6,138           5,584
     Total rent expense         $70,371         $57,514         $47,782

The aggregate minimum annual rental payments under noncancelable operating leases in effect at January 30, 2000 were as follows:

Dollars in thousands

Fiscal 2000                                                    $ 78,161
Fiscal 2001                                                      78,181
Fiscal 2002                                                      75,048
Fiscal 2003                                                      71,239
Fiscal 2004                                                      67,768
Later years                                                     459,401
     Total minimum lease commitment                            $829,798

Note F Related Party Lease Transactions -

Two of the Company's distribution facilities are leased from two partnerships whose partners include directors, executive officers and/or significant shareholders of the Company.

           The Company has an agreement to lease a distribution facility which expires in June, 2004. The lessor is a partnership comprised of W. Howard Lester, chairman, chief executive officer and significant shareholder of the Company and James A. McMahan, a director and significant shareholder of the Company. The partnership financed the construction through the sale of $6,300,000 principal amount of industrial development bonds due June 2008. The partnership financed the construction of additional space through the sale of $2,900,000 principal amount of industrial development bonds due 2010. The Company's lease with the partnership was amended to include additional rent plus interest on the new bonds for the same lease term as the original lease. Rental payments consist of the basic annual rent of $618,000, plus interest on the bonds (a floating rate equal to 55% of the prime rate of a designated bank), applicable taxes, insurance and maintenance expenses.

           The Company has an agreement to lease another distribution facility. The lessor is a partnership that includes Messrs. Lester and McMahan. The lease has an initial, non-cancelable term of 15 years ending in July 2006, with three optional five year renewals. Rentals (including interest on the bonds, sinking fund payments and fees) for the primary term are payable at an average rate of $2,700,000 per year plus applicable taxes, insurance and maintenance expenses. The partnership financed the construction of the distribution facility through the sale of $10,550,000, 10.36% principal amount of industrial development bonds due August 2015. The lessor financed the construction of an expansion through the sale of $9,825,000, 9.01% principal amount of industrial development bonds due in August 2015.

           After the option periods, the Company is obligated to renew each lease annually so long as the bonds which financed the specific projects remain outstanding.


Note G  Earnings Per Share

The following is a reconciliation of net earnings and the number of shares used in the basic and diluted earnings per share computations:

                                                               Net          Weighted      Per-Share
                                                             Earnings    Average Shares     Amount
                                                             --------    --------------   ---------
1999
     Basic                                                   $68,100         55,817         $1.22
        Effect of dilutive stock options                          --          2,795
     Diluted                                                  68,100         58,612          1.16

1998
     Basic                                                    54,897         54,267          1.01
        Effect of assumed conversion of Convertible Notes        212          1,021
        Effect of dilutive stock options                          --          2,367
     Diluted                                                  55,109         57,655           .96

1997
     Basic                                                    41,347         51,297           .81
        Effect of assumed conversion of Convertible Notes      1,239          3,065
        Effect of dilutive stock options                          --          2,304
     Diluted                                                 $42,586         56,666         $ .75

Options for which the exercise price was greater than the average market price of common shares for the period were not included in the computation of diluted earnings per share. These options to purchase shares were 25,000 in fiscal 1999, 9,500 in fiscal 1998 and 15,000 in fiscal 1997.

In March 2000, the Company repurchased 825,000 shares of its common stock for approximately $18,500,000.

Note H: Stock Options

The Company's 1993 Stock Option Plan (the 1993 Plan), as amended, provides for grants of incentive and non-qualified stock options up to an aggregate of 8,500,000 shares. All incentive stock option grants made under the 1993 Plan have a maximum term of ten years, except those issued to 10% shareholders which have a term of five years. The exercise price of all incentive stock options is 100% of the fair market value of the stock at the option grant date or 110% for a 10% shareholder.

     In fiscal 1998, the Board of Directors adopted a resolution to reprice all outstanding stock options with an exercise price greater than $19.31, the market price at the time of the resolution. Accordingly, approximately 1,225,000 options were repriced to $19.31.

The following table reflects the aggregate activity under the Company's stock option plans, including the repricing:

                                                                         Weighted Average
                                                            Options       Exercise Price
                                                           ---------     ----------------
Balance at February 2, 1997                                3,960,318           7.12
     Granted (weighted average fair value of $9.70)        1,364,700          15.01
     Exercised                                               593,382           3.77
     Canceled                                                155,526           9.70
Balance at February 1, 1998                                4,576,110           9.82
     Granted (weighted average fair value of $13.53)       2,558,350          22.57
     Exercised                                             1,028,630          29.29
     Canceled                                              1,558,848          23.06
Balance at January 31, 1999                                4,546,982          13.00
     Granted (weighted average fair value of $19.39)       1,836,075          30.63
     Exercised                                               772,063           9.59
     Canceled                                                591,350          16.12
Balance at January 30, 2000                                5,019,644          19.61

Exercisable, February 1, 1998                              1,939,598           6.71
Exercisable, January 31, 1999                              1,752,638           8.22
Exercisable, January 30, 2000                              1,773,015          11.17

Options to purchase 1,938,107 shares were available for grant on January 30, 2000.

           Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123), requires the disclosure of pro forma net earnings and earnings per share as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

           The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation, accordingly, the 1997, 1998 and 1999 pro forma adjustments are not indicative of future periods pro forma adjustments. Had compensation cost been determined consistent with SFAS No. 123, the Company's net earnings and earnings per share would have been changed to the pro forma amounts indicated below:

                                                                      Year Ended
Dollars in thousands, except per share amounts      Jan. 30, 2000    Jan. 31, 1999     Feb. 1, 1998
                                                    -------------    -------------     ------------
Net earnings
     As reported                                       $68,100          $54,897          $41,347
     Pro forma                                          59,606               --               --
     Pro forma - basic(1)                                   --           50,058           38,639
     Pro forma - diluted(1)                                 --           50,270           39,878
Basic earnings per share
     As reported                                          1.22             1.01              .81
     Pro forma                                            1.07              .92              .76
 Diluted earnings per share
     As reported                                          1.16              .96              .75
     Pro forma                                         $  1.03          $   .88          $   .71

(1) Within fiscal 1998 and fiscal 1997, pro forma basic and diluted net earnings are different due to the assumed conversion of the Convertible Notes, which were converted in April 1998.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                 Year Ended
                               Jan. 30, 2000    Jan. 31, 1999    Feb. 1, 1998
                               -------------    -------------    ------------
Dividend yield                       --               --               --
Volatility                         59.6%            60.0%            61.0%
Risk-free interest                  5.2%             5.6%             6.5%
Expected term (years)               6.7              5.7              6.0

The following table summarizes information about stock options outstanding at January 30, 2000:

                                               Options Outstanding                     Options Exercisable
                                               -------------------                     -------------------
                                                          Weighted    Weighted                         Weighted
                                            Number         Average     Average              Number      Average
                                       Outstanding     Contractual    Exercise         Exercisable     Exercise
                                     Jan. 30, 2000    Life (Years)       Price    at Jan. 30, 2000        Price
                                     -------------    ------------    --------    ----------------     --------
Range of exercise prices
$ 2.56 - $ 9.41                          1,005,389             4.1      $ 6.18             850,149       $ 5.65
$10.44 - $18.19                          1,081,390             6.5       13.58             581,328        13.16
$18.38 - $19.31                          1,038,040             8.2       19.23             261,338        19.19
$21.56 - $29.00                          1,040,075             9.1       28.17              12,300        21.73
$29.75 - $53.75                            854,750             9.5       33.06              67,900        30.62

$ 2.56 - $53.75                          5,019,644             7.4      $19.61           1,773,015       $11.17

Note I Associate Stock-Incentive Plan -

           The Company has a defined contribution retirement plan, the "Williams Sonoma, Inc. Associate Stock-Incentive Plan", (the Plan) for eligible employees, which is intended to be qualified under Internal Revenue Code Sections 401(a) and 401(k). The plan permits eligible employees to make salary deferral contributions in accordance with Internal Revenue Code Section 401(k). Each participant may choose to have his/her salary deferral contributions and earnings thereon invested in one or more of a money market reserve fund, a balanced mutual fund, or a fund investing in stock of the Company. All amounts contributed by the Company are invested in stock of the Company. The Company's matching contribution is 100% of the first 6% of a participant's pay (4% for highly-compensated individuals) which the participant elects to contribute as salary deferral contributions. The Company's contributions were $2,822,000 in fiscal 1999, $2,098,000 in fiscal 1998 and $1,331,147 in fiscal 1997.

Note J Commitments and Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial statements taken as a whole.

Note K Segment Reporting

Williams-Sonoma, Inc. has two reportable segments: retail and direct-to-customer. The retail segment sells products for the home through its three retail concepts: Williams-Sonoma, Pottery Barn and Hold Everything. The direct-to-customer segment sells similar products through its five direct-mail catalogs: Williams-Sonoma, Pottery Barn, Pottery Barn Kids, Hold
Everything and Chambers, and the Internet (Williams-Sonoma only).

These reportable segments are strategic business units that offer similar home-centered products. They are managed separately because the business units utilize two distinct distribution and marketing strategies.

The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting policies. The Company uses earnings before unallocated corporate overhead, interest and taxes to evaluate segment profitability. Unallocated assets include corporate cash and equivalents, the net book value of corporate facilities and related information systems, deferred tax amounts and other corporate long-lived assets.

In 1999 the Company sold its Gardeners Eden catalog business to Brookstone, Inc. As a result of this sale, the Company recorded a $3,962,000 pre-tax gain, which is reflected in direct-to-customer earnings before income taxes in the segment information below.

SEGMENT INFORMATION

Dollars in thousands
                                                                    Direct-to-
                                                      Retail         Customer       Unallocated            Total
                                                      ------        ----------      -----------            -----
1999
        Revenues                                     $869,078        $514,915        $        --         $1,383,993
        Depreciation and amortization expense          30,951           7,719              6,451             45,211
        Earnings before income taxes                  114,526          70,218            (74,023)           110,721

        Assets                                        425,375         160,076            153,491            738,942
        Capital expenditures                           89,994          17,770             12,445            120,209

1998
        Revenues                                      720,320         383,634                 --          1,103,954
        Depreciation and amortization expense          24,054           3,954              5,013             33,021
        Earnings before income taxes                   88,670          58,045            (55,970)            90,745

        Assets                                        335,882          91,585            148,778            576,245
        Capital expenditures                           65,374           8,930              4,630             78,934

1997
        Revenues                                      601,738         331,519                 --            933,257
        Depreciation and amortization expense          20,146           3,489              5,236             28,871
        Earnings before income taxes                   77,151          41,916            (49,045)            70,022

        Assets                                        272,610          73,742            130,877            477,229
        Capital expenditures                         $ 50,077        $  3,468        $     5,754         $   59,299

                          Independent Auditors' Report

To the Board of Directors and the Shareholders of Williams-Sonoma, Inc.:

     We have audited the accompanying consolidated balance sheets of Williams-Sonoma, Inc. and subsidiaries (the Company) as of January 30, 2000 and January 31, 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three fiscal years in the period ending January 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Williams-Sonoma, Inc. and subsidiaries as of January 30, 2000, and January 31, 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ending January 30, 2000, in conformity with generally accepted accounting principles.



San Francisco, California
March 24, 2000
                                      55

                         Quarterly Financial Information
                                   (Unaudited)

Fiscal 1999                                                               Quarter Ended
Dollars in thousands, except per share amounts         May 2         August 1(2)    October 31       January 30
                                                       -----         ----------     ------------     ----------
Net sales                                             $258,676        $264,000        $324,148        $537,169
Gross margin                                            98,783          97,922         131,400         242,923
Earnings before income taxes                             5,410          11,436          15,271          78,604
Net earnings                                             3,274           6,918           9,239          48,669
Basic earnings per share                                   .06             .12             .17             .87
Diluted earnings per share                                 .06             .12             .16             .82

Fiscal 1998                                                                Quarter Ended
Dollars in thousands, except per share amounts        May 3(1)        August 2        November 1     January 31
                                                      -------         --------        ----------     ----------
Net sales                                             $206,210        $215,262        $241,298        $441,184
Gross margin                                            78,286          80,014          94,804         199,907
Earnings before income taxes                             3,639           6,515           8,470          72,121
Net earnings                                             2,147           3,844           4,998          43,908
Basic earnings per share                                   .04             .07             .09             .79
Diluted earnings per share                                 .04             .07             .09             .75

(1) These per share amounts have been restated to reflect the 2-for-1 stock split in May 1998.

(2) Earnings include a $2,437,000 after-tax gain for the sale of the assets of Gardeners Eden.

Common Stock

     Williams-Sonoma's common stock is traded on the New York Stock Exchange
(NYSE) under the symbol WSM. The following table sets forth the high and low closing prices on the NYSE for the periods indicated.

     On March 22, 2000, there were 563 shareholders of record, excluding shareholders whose stock is held in nominee or street name by brokers. The Company's present policy is to retain its earnings to finance future growth, and it does not intend to pay cash dividends. In addition, the Company's bank line of credit prohibits payment of cash dividends (see Note C of Notes to Consolidated Financial Statements).

Fiscal 1999                                        High           Low
                                                   ----           ---
     1st Quarter                                  38 1/2         25 5/8
     2nd Quarter                                  38 3/8         26
     3rd Quarter                                  53 3/4         34 5/16
     4th Quarter                                  59 3/16        31 1/8

Fiscal 1998                                        High           Low
                                                   ----           ---
     1st Quarter(1)                               31 1/2         20 3/8
     2nd Quarter                                  36 1/2         25 7/8
     3rd Quarter                                  31 7/8         17 9/16
     4th Quarter                                  40 5/16        27 9/16

(1) These amounts have been restated to reflect the 2-for-1 stock split in May 1998.

                                      56